8

08002192

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mirgor SA CIFIA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 06 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03941 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/28/08

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

Financial Statements for the fiscal year beginning January 1, 2007 and ended December 31, 2007, presented jointly with the Auditor's Report and the Statutory Audit Committee's Report
(Translation into English – originally issued in Spanish)

ARIS
12-31-07

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

London Stock Exchange
File Number: A/4470/1994

INDEPENDENT AUDITOR'S REPORT

To the Chairperson and Directors of
MIRGOR S.A.C.I.F.I.A.
Registered office: Einstein 1111
Río Grande – Tierra del Fuego
(C.U.I.T. (Argentine taxpayer identification number): 30-57803607-1)

1. We have audited the accompanying balance sheet of MIRGOR S.A.C.I.F.I.A. as of December 31, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2007, and the related consolidated statements of income and cash flows for the year then ended, disclosed as supplementary information.

2. The Company's Management is responsible for the preparation and fair presentation of the financial statements in accordance with the professional accounting standards effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Islands, Argentina, and the applicable Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations for the preparation of financial statements. This responsibility includes: designing, implementing, and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3. Except as mentioned in paragraph 4., we conducted our audit in accordance with auditing standards effective in Argentina. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Company's internal control relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control system in place. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company's Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4. We did not audit or apply audit procedures to the financial statements of the subsidiary Capdo S.A. as of December 31, 2007, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of December 31, 2007, this equity interest represented 2.6% of the total assets of MIRGOR S.A.C.I.F.I.A., 0.6% of the total income as of such date of MIRGOR S.A.C.I.F.I.A, and 1.8% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

5. As mentioned in Note 4 to the accompanying financial statements, as of December 31, 2007, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 6,748,490, the recoverability of which depends on the companies' possibility of generating enough taxable income to absorb them. Although the Company's Management understands that based on the business plan those credits will be recoverable, as of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

6. In our opinion, except for the effect of adjustments, if any, that might have been required, if our work scope limitation described in paragraph 4., had not taken place, and subject to the effect of adjustments that could have been required if the outcome of the uncertainty mentioned in paragraph 5. had been known, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of MIRGOR S.A.C.I.F.I.A., and the consolidated financial position of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of December 31, 2007, and the related results of its operations and its cash flows for the year then ended, in accordance with the relevant regulations effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Islands, Argentina.

7. In connection with the balance sheet of MIRGOR S.A.C.I.F.I.A. and the consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of December 31, 2006, and with the statements of income, changes in shareholders' equity and changes in cash flows for the year then ended, presented for comparative purposes, we report that on March 9, 2007, we issued an auditors' report that included (a) a qualification for a scope limitation related to the investment in the subsidiary Capdo S.A., and (b) a qualification for unresolved uncertainty regarding the recoverability of certain tax credits amounting to ARS 6,101,714.

8. In compliance with current legal requirements, we further report that:

(a) The financial statements mentioned in paragraph 1. have been transcribed into the "Inventory and Financial Statements" book and, in our opinion, were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

(b) Except as mentioned in Note 9 to the accompanying financial statements, the financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current legal requirements and the conditions established by the Tierra del Fuego province IGJ (provincial regulatory agency of business associations) Resolution No. 1000/00 dated December 13, 2000.

(c) The information included in points 2, and 3 of the "Summary of events for the year ended December 31, 2007", filed by the Company to meet CNV and BCBA (Buenos Aires stock exchange) regulations, results from the accompanying financial statements as of December 31, 2007, and 2006, and as of December 31, 2005, 2004, and 2003, (after being restated in constant pesos through February 28, 2003, as detailed in note 1(b) to the accompanying financial statements), not included in the document attached hereto, on which we issued our reports dated March 10, 2006, March 11, 2005, and March 10, 2004, respectively, to which we refer and that should be read jointly with this report.

(d) As of December 31, 2007, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's accounting books amount to ARS 329,748, none of which was due and payable as of that date.

(e) During the year ended December 31, 2007, we billed audit services fees to the issuer, representing 91% of the total amount billed to the issuer on any and all accounts, 58% of the total amount of audit services billed to the issuer, its parent company and subsidiary, and 58% of the total amount billed to the issuer, its parent company and subsidiary on any and all accounts.

Buenos Aires,
March 06, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.T.F. Cámara Río Grande. Vol. 1 – Fo. 3

Karen Grigorian
(Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.T.F. Cámara Río Grande. Vol. 1 – Fo. 237

The Company is not enrolled in the Statutory Optional System for the mandatory Acquisition of Public Offerings.

FISCAL YEAR No. 37 BEGINNING JANUARY 1, 2007, AND ENDED DECEMBER 31, 2007

LETTER TO THE SHAREHOLDERS

To the Shareholders:

In compliance with current legal requirements and Company bylaws, we are pleased to submit for your consideration the documentation related to the financial statements for fiscal year No. 37 ended December 31, 2007.

Environment in which the Company operated during the fiscal year

The Argentine economy was capable of overcoming an important series of doubts that it was faced with during the year and thus managed to sustain an important overall growth.
However, as months pass by without these fundamental threatening issues being addressed, these doubts may bring this virtuous cycle to a halt.

The data that should continue to be monitored include: the ability to maintain a twin surplus (trade balance and taxable income), inflation rate, new investments and the energy situation.
Many sectors in the Argentine economy have reached very high activity levels in their production capacities and need new investments to accompany the growth in demand without increasing prices.
One of the most significant cases involves the automobile industry, which experienced a very marked growth, driven by the increase in domestic demand as well as by the increased access of its products to foreign markets.

In spite of this strong inertia brought about by the economy, investments are necessary for the country to be able to grow over time, avoiding inflationary pressures and providing certainty as to the energy supply for industries and homes.

Furthermore, for the economy to be able to maintain its competitiveness levels, a strong increase in productivity is required so as to avoid a race between devaluation and inflation when dealing with competitive foreign exchange rates.

The automobile industry

The automobile industry continues to be one of the main growth engines of the industrial sector.
The maturity of investments in new models of the past years has enabled the industry to gain market share in both domestic and foreign markets.

This latter case goes to show that when an effort is made to supplement other important markets in the region (Brazil and Mexico) and companies have models that are up-to-date, output levels can increase.

This sector is facing a series of challenges that it must overcome:

- Increase in costs, headed by manual labor;
- Shortage of energy;
- Restrictions in the supply of some components due to the marked growth of the Argentine and Brazilian industries.

In relation to this matter, the industry should provide its suppliers with greater forseeability for them to make profitable investments.

All automobile industry figures exceeded their historical levels.
Production totaled 544,647 units, which represented a 26% increase as compared with 2006.
Exports exceeded 300,000 units, with a 33.6% growth.
Although external sales cover a large number of markets, the first 4 represent 85% of car exports. Brazil has already regained its first place with over 62% and is also the largest market of origin of Argentina's imports.

The export of vehicles absorbed 58% of production, an even greater share than last year's.
Therefore, it is essential to find a productivity pattern that enables the competitiveness to be sustained over time. This is the only way to keep car manufacturers interested in launching new products that streamline the Argentine offer over the next years.

Domestic demand has increased at a lower rate than production, at 22.7%, but exceeded the growth rate recorded in 2006 in relation to 2005.
The increase in interest and inflation rates in the last months of the year do not seem to have affected demand levels, as between July and December, sales increased at a greater rate than during the whole year.

Although the share in sales has remained relatively stable between the different car brands, in terms of production, General Motors stands out with its production increase after sharply expanding its production of the Corsa Classic model, intended mostly for export.

Company activities

As in the prior year, Mirgor sales in units in the car manufacturing market, increased at a higher rate than the rate of increase in car production.

Some of the Company's mature products had surprising increases in volume, which in some cases surprised the customers themselves. This required great efforts to be made, especially towards the end of the year to be able to accompany this increased demand, which had not been foreseen at the beginning of the year.

Air quality and temperature control system sales went from 206,222 units sold in 2006 to 273,739 units sold in 2007, which represented a 32.7% growth.

With these sales levels, the Company was involved in over 50% of the vehicles produced by the industry.

The investments made and to be made have been very important to be able to sustain this growth which represents almost 400% from the 2002 crisis through this year.

The Company's sales experienced a 44.8% increase, going from ARS 569 million to ARS 820 million, setting a new record in terms of dollars.

Residential air quality and temperature control maintained its share at 36% of the Company's total sales. In 2007, Interclima launched the production of window units, which enabled sales of this activity to increase slightly more than the automobile industry.

In the automobile industry, sales grew around 43.7%, as a result of the greater production of cars, the Company's greater market share and the increased share of penetration of systems for cars with air-conditioning that went from 84% to 88%.

	2007		2006		Difference	
Total	273,628		206,106		67,522	32.8%
PRIOR MODELS						
SPRINTER	17,547	6.4%	18,849	9.1%	(1,302)	(6.9%)
CORSA I	51,099	18.7%	31,161	15.1%	19,938	64.0%
PARTNER	18,533	6.8%	15,790	7.7%	2,743	17.4%
KANGOO	26,777	9.8%	18,451	9.0%	8,326	45.1%
MEGANE	14,383	5.3%	12,458	6.0%	1,925	15.5%
POLO	5,999	2.2%	10,655	5.2%	(4,656)	(43.7%)
CADDY	5,736	2.1%	3,813	1.9%	1,923	50.4%
CLIO	26,135	9.6%	21,013	10.2%	5,122	24.4%
Subtotal	166,209	60.7%	132,190	64.1%	34,019	25.7%
NEW MODELS						
CORSA II	4,483	1.6%	8,656	4.2%	(4,173)	(48.2%)
307	36,359	13.3%	32,345	15.7%	4,014	12.4%
SURAN	44,781	16.4%	32,765	15.9%	12,016	36.7%
CITROEN C4	21,796	8.0%	150	0.1%	21,646	14430.7%
Subtotal	107,419	39.3%	73,916	35.9%	33,503	45.3%

Interclima's production of condensators increased during the year through improvements in the process.

Mirgor's greater volume and the release of the Citroën C4 condensator require increases in capacity that should reach over 200,000 condensators in 2008.

Our greater share in the market is also due to the way in which Mirgor, as always, aims to achieve maximum quality in all of its products; this led to Mirgor's being rated a Suitable B supplier in the Renault-Nissan ASES audit, being the first Argentine supplier to be awarded this rating in its first audit. It was also awarded with the highest rating (A) in the Research & Development capacity by VW Germany. Our customer, General Motors, also granted us the QSB (Quality System Basic) certificate for our plant in Río Grande.

Additionally, during this year, Mirgor developed the air quality and temperature control system in Argentina for the Diesel version of the Volkswagen Suran and the new Mercedez Benz Sprinter.

In the residential air-conditioning field, Interclima introduced the window equipment, expanding its line of products, with a significant inclusion of investments.

Units sold went from 179,536 in 2006 to 246,771, which represented a 37.45% increase.

Extension of the Letter to the Shareholders under Presidential Decree No. 677/2001

The policy of compensating personnel based on the salaries considered in line with the market in terms of fixed and variable aspects remains in force, always taking into consideration education, capacity and experience, as well as the performance assessment and the fulfillment of set goals, without option plans or other variables. This same policy is applied to the Board of Directors, with higher compensation assigned to those members who also perform technical or administration functions at the Company, and fees approved by the Shareholders' Meeting for independent directors.

Financially, the Company, in line with the course of business, has closed deals with banks to finance the working capital during times in which the working capital generated by the Company itself proved insufficient. We should not forget that there has already been an important increase in business that required financing. The Company, as is usual in its management, has a high bank rating in line with its commitment compliance level.

The Company's internal control has procedures and control systems enabling it to analyze and assess, on a regular basis, the operation thereof within the basic internal control guidelines. Additionally, the analysis of control regulation is ongoing, which constantly updates such regulations, tending towards obtaining greater reliance in all systems and processes. It also enables us to be able to achieve international quality certifications required by both suppliers and customers. This year we certified ISO 14001. Furthermore, our external auditors also verify the adequate operation of the internal control systems on a regular basis.

Consolidated financial statements analysis
(figures stated at values as of 12/31/07)

- **Income for the year**

Sales for the year totaled ARS 819,741,000, representing a 45% increase in relation to the prior year's sales (ARS 566,315,000). Although the increase in sales this year does not equal the prior year's increase, it shows that the positive trend in sales is continuing.

Net income for 2007 amounted to ARS 59,269,000 (income), representing 7.23% of sales against an income of ARS 40,002,000 for 2006. Furthermore, financial income (expense) and holding gains (losses) resulted in a loss of ARS 1,290,000, which represent 0.16% of sales, and in 2006, financial income (expense) and holding gains (losses) resulted in a gain of ARS 563,000, representing 0.1% of sales, basically due to the variation in the foreign exchange rate.

Administrative expenses, totaling ARS 27,696,000, represent 3.38% as regards sales this year, slightly less, in proportion to sales and in relation to those of the prior year, during which expenses totaled ARS 22,069,000.

Transactions with the subsidiary are broken down in Note No. 7 to the financial statements.

- **Cash flows**

Cash flows provided by ordinary consolidated transactions, net of changes in assets and liabilities for fiscal 2007, amounted to ARS 467,000, while during the year ended December 31, 2006, the cash flows provided by operations amounted to ARS 7,631,000. The purchase of P&E during this year totals ARS 12,284,000, while in the prior year, P&E purchases totaled ARS 20,912,000, and noncurrent investments amounted to ARS 8,051,000. P&E additions were mainly used to expand the Company's productive capacity with the completion of extensions to the manufacturing plant and the incorporation of new warehouses in which to store goods. During the current year no cash was provided by or used in extraordinary transactions.

As regards cash flows related to financial activities, during fiscal 2007, the Company settled loans in the amount of ARS 91,198,000, and paid dividends totaling ARS 4,000,000, while in fiscal 2006, such settlements had amounted to ARS 38,017,000, in accordance with prior agreements. The net positive cash flow provided by financial activities amounted to ARS 9,002,000, as compared to the ARS 21,298,000, provided in fiscal 2006.

The cash flows described entailed that the cash used in 2007 amounted to ARS 3,307,000, and the cash used in 2006 amounted to ARS 5,000.

- **Financial position**

Shareholders' equity for 2007 amounted to ARS 177,684,000, showing a 45.1% year-to-year increase.

Current liquidity ratio for 2007 amounted to 1.42 while, in fiscal 2006, such ratio amounted to 1.43; in addition, the fixed assets-to-shareholders' equity ratio was equal to 0.13 and 0.17 for 2007 and 2006, respectively.

Total consolidated assets for fiscal year 2007 amounted to ARS 471,952, which represents a 54.9% year-to-year increase.

- **Prospects**

Predictions for the industry in 2008 involve growth at decreasing rates. Certain car manufacturers have yet to make announcements regarding new projects.

However, in the last few weeks, certain warnings have been circling regarding the risk of losing export competitiveness if internal costs continue to increase.

Comments have also been made regarding uncertainty related to energy and the lack of investment of some players in the car manufacturing chain. These aspects will have to be monitored closely in the next few years.

Some of our customers are increasing production to be able to address delivery delays and for launches of vehicles on new markets.

In Mirgor's case, we will be launching the Mercedes Benz NCV3 model production during the first half of the year. This vehicle is only produced for exports.

Production has also begun on the air conditioning system that will be placed in Chery cars that will be produced in Uruguay by Chery-Socma, a product that was developed during the year by the Company.

The volume forecast in our budget for this new model is very small for the moment.

The expansion of the Río Grande plant has been completed and now new assembly lines and machinery are in the final stages of installation, so as to supplement the activity required by our customers, such as the plastic injection operation.

It is believed the Company will find it difficult this year to be able to accompany the need for greater productivity that our customers demand with increases in raw material costs, of components imported from Brazil and the Euro zone, as well as due to the salary claims that are being announced by several unions.

The Company has had several inquiries by customers in regard to new projects, but until this moment no new awards have been made to the Company.

Proposal submitted by the Board of Directors

Earnings distribution

Unappropriated retained earnings at end of year include the following information:

Item	In thousands of ARS
Unappropriated retained earnings at beginning of year	108,661
Dividends paid	(4,000)
Income for the year	59,270
Total as of December 31, 2007	163,931
To legal reserve	-
Balance at the disposal of the Shareholders' Meeting	163,931

The Board of Directors suggests refraining from distributing dividends given the need to have access to financing to be able to bear the greater working capital, among other reasons, due to changes in business conditions regarding both suppliers and customers and, in view of future investments the Company is projecting to be able to continue with its development policy.

Acknowledgement

The Board of Directors wishes, once again, to express its deep gratitude to the management and employees for their collaboration during the current year as well as the suppliers and customers for the trust in the Company and the support granted, all of which made it possible to achieve these results.

Buenos Aires,
March 06, 2008

ROBERTO G. VÁZQUEZ
Chairman

(*) Information not examined and not covered by the auditors' report

INDEPENDENT AUDITOR'S REPORT

To the Chairperson and Directors of
MIRGOR S.A.C.I.F.I.A.
Registered office: Einstein 1111
Río Grande – Tierra del Fuego
(C.U.I.T. (Argentine taxpayer identification number): 30-57803607-1)

1. We have audited the accompanying balance sheet of MIRGOR S.A.C.I.F.I.A. as of December 31, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2007, and the related consolidated statements of income and cash flows for the year then ended, disclosed as supplementary information.

2. The Company's Management is responsible for the preparation and fair presentation of the financial statements in accordance with the professional accounting standards effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Islands, Argentina, and the applicable Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations for the preparation of financial statements. This responsibility includes: designing, implementing, and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3. Except as mentioned in paragraph 4., we conducted our audit in accordance with auditing standards effective in Argentina. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Company's internal control relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control system in place. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company's Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4. We did not audit or apply audit procedures to the financial statements of the subsidiary Capdo S.A. as of December 31, 2007, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of December 31, 2007, this equity interest represented 2.6% of the total assets of MIRGOR S.A.C.I.F.I.A., 0.6% of the total income as of such date of MIRGOR S.A.C.I.F.I.A, and 1.8% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

5. As mentioned in Note 4 to the accompanying financial statements, as of December 31, 2007, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 6,748,490, the recoverability of which depends on the companies' possibility of generating enough taxable income to absorb them. Although the Company's Management understands that based on the business plan those credits will be recoverable, as of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

6. In our opinion, except for the effect of adjustments, if any, that might have been required, if our work scope limitation described in paragraph 4., had not taken place, and subject to the effect of adjustments that could have been required if the outcome of the uncertainty mentioned in paragraph 5. had been known, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of MIRGOR S.A.C.I.F.I.A., and the consolidated financial position of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of December 31, 2007, and the related results of its operations and its cash flows for the years then ended, in accordance with the relevant regulations effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Islands, Argentina.

7. In connection with the balance sheet of MIRGOR S.A.C.I.F.I.A. and the consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of December 31, 2006, and with the statements of income, changes in shareholders' equity and changes in cash flows for the year then ended, presented for comparative purposes, we report that on March 9, 2007, we issued an auditors' report that included (a) a qualification for a scope limitation related to the investment in the subsidiary Capdo S.A., and (b) a qualification for unresolved uncertainty regarding the recoverability of certain tax credits amounting to ARS 6,101,714.

8. In compliance with current legal requirements, we further report that:

(a) The financial statements mentioned in paragraph 1. have been transcribed into the "Inventory and Financial Statements" book and, in our opinion, were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

(b) Except as mentioned in Note 9 to the accompanying financial statements, the financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current legal requirements and the conditions established by the Tierra del Fuego province IGJ (provincial regulatory agency of business associations) Resolution No. 1000/00 dated December 13, 2000.

(c) The information included in points 2, and 3 of the "Summary of events for the year ended December 31, 2007", filed by the Company to meet CNV and BCBA (Buenos Aires stock exchange) regulations, results from the accompanying financial statements as of December 31, 2007, and 2006, and as of December 31, 2005, 2004, and 2003, (after being restated in constant pesos through February 28, 2003, as detailed in note 1(b) to the accompanying financial statements), not included in the document attached hereto, on which we issued our reports dated March 10, 2006, March 11, 2005, and March 10, 2004, respectively, to which we refer and that should be read jointly with this report.

(d) As of December 31, 2007, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's accounting books amount to ARS 329,748, none of which was due and payable as of that date.

(e) During the year ended December 31, 2007, we billed audit services fees to the issuer, representing 91% of the total amount billed to the issuer on any and all accounts, 58% of the total amount of audit services billed to the issuer, its parent company and subsidiary, and 58% of the total amount billed to the issuer, its parent company and subsidiary on any and all accounts.

Buenos Aires,
March 06, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.T.F. Cámara Río Grande. Vol. 1 – Fo. 3

Karén Grigorian
(Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.T.F. Cámara Río Grande. Vol. 1 – Fo. 237

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto G. Vazquez (*)

VICE-CHAIRMAN

Ing. Jorge Antonio Caputo

DIRECTORS

Mrs. Mónica María Caputo
Mr. José Fara (*)
Ing. Alejandro Carrera (*)

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

STATUTORY AUDIT COMMITTEE

Statutory Auditors

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Andrés Mercau Saavedra

Alternate Statutory Auditors

Dra.María Andrea Rabal
Dr. Hugo Kaplan
Dra. María Eugenia Ramirez

(*) Audit Committee members.

Translation into English – originally issued in Spanish

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego.
Main business: Manufacturing air conditioning equipment for vehicles.
Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to by-laws: August 12, 2004.

Expiration date of the articles of incorporation: May 31, 2070.

FISCAL YEAR No. 37 BEGINNING JANUARY 1, 2007

AND ENDED DECEMBER 31, 2007

SUMMARY OF EVENTS (*)

(Figures stated in Argentine pesos - Note 1.b)

1. BRIEF COMMENT ON THE COMPANY'S ACTIVITIES FOR THE PERIOD

With the presidential elections behind us, anxiety over continuity of the economic model has calmed down; however, claims from the salary-earning sectors seeking higher income continue, with added strength.

Automobile production continues rising, but at lower rates.

Residential air conditioning appliance sales have experienced a marked increase as this is the period with the greatest sales, in addition to the inclusion of window air-conditioning.

Mirgor's sales this quarter, in units, increased by 35.5% in relation to Q4 2006.

The sales of air quality and temperature control systems for cars with air conditioning increased by 38.4% during Q4 2007, and the mix of these products reached an 88.4% share.

In relation to instrument panels, there was a 33.1% decrease as compared to the same quarter of the prior year, and a 23.8% decrease as compared to the third quarter of the present year.

During the period, sales of residential air conditioning appliances increased from 69,797 units in the fourth quarter of the prior year to 112,558 this quarter, thus representing a 61.3% increase.

2. CONSOLIDATED BALANCE SHEET STRUCTURE

	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Current assets	410,096,404	252,279,352	162,979,749	99,680,710	67,547,756
Noncurrent assets	61,855,690	52,421,886	24,863,153	26,556,016	32,391,773
Total assets	471,952,094	304,701,238	187,842,902	126,236,726	99,939,529
Current liabilities	289,484,456	176,834,854	102,322,723	57,508,603	33,133,081
Noncurrent liabilities	4,767,529	5,439,603	3,100,800	6,032,289	11,411,548
Total liabilities	294,251,985	182,274,457	105,423,523	63,540,892	44,544,629
Minority interest	16,033	12,152	7,315	5,196	4,119
Shareholder´s equity	177,684,076	122,414,629	82,412,064	62,690,638	55,390,781
Total liabilities and Shareholder´s equity	471,952,094	304,701,238	187,842,902	126,236,726	99,939,529

3. CONSOLIDATED STATEMENT OF INCOME STRUCTURE

	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Ordinary operating income (loss) from recurring operations	61,290,797	39,659,811	27,929,181	17,491,758	414,982
Financial (expense) / income	(1,289,928)	563,520	(6,844,800)	(8,938,563)	(994,056)
Other (expenses) / income	88,880	(230,863)	(854,542)	88,840	(1,535,015)
Income tax	(816,421)	14,934	(505,080)	(1,341,100)	(792,549)
Minority interest (loss)	(3,881)	(4,837)	(2,119)	(1,078)	(589)
Net income (loss)	59,269,447	40,002,565	19,722,640	7,299,857	(2,907,227)

4. STATISTICAL DATA (1)

	12/31/2007		12/31/2006		12/31/2005		12/31/2004		12/31/2003	
Volume of units	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.
Production (2)	246,032	690,747	184,917	579,707	117,689	358,217	92,533	275,243	63,595	215,288
Sales (3)	210,872	562,992	149,177	461,891	85,267	256,059	77,832	232,293	51,810	186,643
- Local	201,488	532,277	137,235	399,727	78,415	206,949	54,464	150,632	27,582	84,255
Equipment with air conditioning	76,557	241,801	55,331	173,228	25,206	90,593	21,413	74,837	16,274	41,451
Equipment without air conditioning	10,007	31,938	8,569	32,994	7,749	32,572	10,623	36,183	6,487	25,065
Instrument Panels	2,366	11,753	3,538	14,288	5,873	22,359	7,173	22,149	4,821	17,739
Residential air conditioning	112,558	246,785	69,797	179,217	39,587	61,425	15,255	17,463		
- Exports	9,384	30,715	11,942	62,164	6,852	49,110	23,368	81,661	24,228	102,388

(1) As from fiscal 2004, the units sold by Interclima S.A. are disclosed as statistical information.
(2) Including the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Liquidity	1.42	1.43	1.59	1.73	2.04
Solvency	0.60	0.67	0.78	0.99	1.24
Fixed asset-to-equity capital ratio	0.13	0.17	0.13	0.21	0.32
Rentability	0.33	0.33	0.24	0.12	(0.05)

6. LISTED PRICE (VALUES PER ARS1 NOMINAL VALUE)

Jan 06	Jan 07	Feb 06	Feb 07	Mar 06	Mar 07
40.20	88.50	48.90	98.00	53.00	88.00
Apr 06	**Apr 07**	**May 06**	**May 07**	**Jun 06**	**Jun 07**
59.50	96.50	59.00	109	52.00	119.45
Jul 06	**Jul 07**	**Aug 06**	**Aug 07**	**Sep 06**	**Sep 07**
60.00	117.00	60.00	113.00	59.00	132.00
Oct 06	**Oct 07**	**Nov 06**	**Nov 07**	**Dec 06**	**Dec 07**
73.00	135.45	74.50	164.00	80.00	154.80

7. PROSPECTS

The activity should not change in the remaining months until year-end.

Doubts about the coming years are based on the policies to be adopted by the new government to face inflation, energy deficit and new investment encouragement challenges.

In the case of the auto industry, changes in the agreements with Brazil should be carefully followed, since the current agreement (PAN) expires by mid-2008.

Buenos Aires,
March 6, 2008

Lic. Roberto G. Vazquez
Chairman

* Information not covered by the Auditor's Report, except for 2, 3 and 5.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 37

FOR THE YEAR BEGINNING JANUARY 1

AND ENDED DECEMBER 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego.

Main business: Manufacturing air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to by-laws: July 1, 1994.
- Of the last amendment to by-laws: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiration date of articles of incorporation: May 31, 2070.

Parent company: See Note 6 to the stand-alone financial statements.

Capital structure: See Note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	Argentine pesos
20,000,000 shares of common stock, face value ARS 0.10 each Subscribed, paid-in, issued and registered with the Public Registry of Commerce	2,000,000

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
ASSETS		
CURRENT ASSETS		
Cash - Note 2	15,712,032	19,019,000
Trade receivables - Note 2	211,812,352	134,965,182
Tax credits - Note 2	4,151,025	2,468,448
Other receivables - Note 2	703,093	543,486
Inventories - Note 2	177,717,902	95,283,236
Total current assets	410,096,404	252,279,352
NONCURRENT ASSETS		
Tax credits - Note 2	9,298,464	7,049,188
Other receivables - Note 2	143,735	677,228
Property and equipment - Note 1.f.a)	51,579,722	44,139,712
Intangible assets - Note 1.f.b)	312,632	34,621
Subtotal noncurrent assets	61,334,553	51,900,749
Goodwill	521,137	521,137
Total noncurrent assets	61,855,690	52,421,886
Total assets	471,952,094	304,701,238
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	232,224,645	138,798,789
Loans - Note 2	36,870,275	22,265,485
Salaries, payroll taxes and taxes payable - Note 2	13,591,529	10,413,234
Customer prepayments - Note 2	572,619	1,900,930
Other liabilities - Note 2	6,225,388	3,456,416
Total current liabilities	289,484,456	176,834,854
NONCURRENT LIABILITIES		
Loans - Note 2	4,032,579	4,825,493
Taxes payable - Note 2	-	405,695
Other liabilities - Note 2	734,950	208,415
Total noncurrent liabilities	4,767,529	5,439,603
Total liabilities	294,251,985	182,274,457
MINORITY INTEREST IN SUBSIDIARIES	16,033	12,152
SHAREHOLDERS' EQUITY	177,684,076	122,414,629
Total liabilities, minority interest and shareholders´equity	471,952,094	304,701,238

Notes 1 through 4, and Exhibit H to the consolidated financial statements, and notes 1 through 13, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A., are an integral part of these consolidated financial statements and should be read jointly with those statements.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
Net sales - Note 2	819,741,119	566,314,985
Cost of goods sold	(705,740,483)	(485,663,767)
Gross income	114,000,636	80,651,218
Administrative expenses - Exhibit H	(27,696,331)	(22,068,633)
Selling expenses - Exhibit H	(25,013,508)	(18,922,774)
Financial income (expense) and holding gains (losses) from assets:		
Interest	2,365,866	2,505,329
Foreign exchange difference	83,843	42,021
Inventories holding gains	7,863,320	3,980,209
Allowance for doubtful accounts	174,023	209,000
Allowance for impairment in value of tax credits	(44,803)	506,626
Allowance for impairment in value and obsolescence of inventories	693,249	(110,541)
Gain from bond holdings	-	344,090
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(6,631,008)	(5,080,695)
Foreign exchange difference	(5,794,418)	(1,832,519)
Other income, net	88,880	(230,863)
Income before income tax	60,089,749	39,992,468
Income tax	(816,421)	14,934
Income after income tax	59,273,328	40,007,402
Minority interest in subsidiaries	(3,881)	(4,837)
Net income for the year	59,269,447	40,002,565

Notes 1 through 4, and Exhibit H to the consolidated financial statements, and notes 1 through 13, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A., are an integral part of these consolidated financial statements and should be read jointly with those statements.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
CHANGES IN CASH		
Cash at beginning of year	19,019,000	19,024,378
Cash at end of year	15,712,032	19,019,000
(Decrease) in cash, net	(3,306,968)	(5,378)
CAUSES OF CHANGES IN CASH OPERATING ACTIVITIES:		
Net income for the year	59,269,447	40,002,565
Interest and foreign exchange difference accrued on debt	3,711,479	2,240,216
Income tax	816,421	(14,934)
Adjustments to arrive at net cash flows provided by operating activities:		
P&E depreciation and intangible assets amortization	5,058,101	3,562,603
Gain from the sale of P&E	-	(29,506)
Minority interest	3,881	4,837
(Decrease) in the allowance for doubtful accounts	(174,023)	(209,000)
(Decrease) increase in the allowance for impairment in value and obsolescence of inventories	(693,249)	110,541
Increase (decrease) in the allowance for impairment in value of tax credits	44,803	(506,626)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(76,673,147)	(55,844,338)
(Increase) in inventories	(81,741,417)	(33,396,117)
Decrease (Increase) in other receivables	373,886	(451,351)
Increase in trade payables	93,425,856	56,431,014
(Decrease) Increase in salaries, payroll taxes and other taxes payable (net of tax credits)	(2,020,477)	1,205,134
(Decrease) in customer prepayments	(1,328,311)	(6,870,049)
Increase in other liabilities	3,295,507	2,685,591
Interest paid	(2,901,375)	(1,289,710)
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	467,382	7,630,870
INVESTING ACTIVITIES:		
P&E additions	(12,283,624)	(20,911,952)
Investment & goodwill acquisition (2)	-	(8,051,391)
P&E sales	-	29,506
Investment in intangible assets	(492,498)	-
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(12,776,122)	(28,933,837)
FINANCING ACTIVITIES:		
Loan repayment	(91,198,228)	(38,017,046)
Inflows from loans	104,200,000	59,314,635
Dividends paid	(4,000,000)	-
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	9,001,772	21,297,589
(DECREASE) IN CASH, NET	(3,306,968)	(5,378)

(1) Cash comprises cash on hand and cash in banks.
(2) Net of cash and other balance sheet accounts incorporated in the acquisition of CAPDO S.A.

Notes 1 through 4, and Exhibit H to the consolidated financial statements, and notes 1 through 13, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A., are an integral part of these consolidated financial statements and should be read jointly with those statements.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Nota 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation:

As established by CNV (Argentine Securities Commission) Resolution No. 368, the consolidated financial statements are required to be presented preceding the issuer's stand-alone financial statements. This regulation only implies a change in the place of consolidated information, and it does not modify the fact that stand-alone financial statements constitute the main information and consolidated financial statements are supplementary, as set forth by Argentine Business Associations Law and current professional accounting standards. Therefore, the correct interpretation of these consolidated financial statements requires that they be read together with the stand-alone financial statements.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the Domestic Wholesale Price Index (WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation and disclosure method summary:

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current consolidated statements have been incorporated on a line-by-line basis following the method of FACPCE Technical Resolution No. 21, with the applicable eliminations, and P&E, which were valued at their current value as of the acquisition date (note 10).

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

d) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2007, and 2006, line by line with those of its subsidiaries, Interclima Sociedad Anónima and CAPDO S.A. (the latter, as from its date of acquisition – note 10).

The following information reflects the parent-subsidiary relationship:

Subsidiary	Equity interest and voting rights as of 12/31/2007, 12/31/2006	Year-end – last financial statements issued
Interclima Sociedad Anónima	99.9667% - 99.9667%	12/31/2007
CAPDO Sociedad Anónima	95.00% - 95.00%	12/31/2007

In the consolidation, the amounts invested in the subsidiaries and the share in income (loss) and cash flows are replaced by all the subsidiaries' assets, liabilities, income (loss) and cash flows, separately disclosing the third-party minority interests in subsidiaries. Receivables, payables, and transactions performed among members of the consolidated group were eliminated from the consolidation. Unrealized intercompany profits and losses contained in year-end assets and liabilities have been fully eliminated.

e) Financial statements used in the consolidation:

The following financial statements were used to prepare the consolidated financial statements as of December 31, 2007, and 2006: 1) The financial statements of Interclima Sociedad Anónima as of those dates, on which the auditor's report was issued on March 5, 2008, and March 9, 2007, respectively, including an "except for" qualification related to the inconsistency in valuing the income tax payable (such adjustment was considered for the investment valuation and, consequently, in these consolidated financial statements), and with a qualification for uncertainty related to the recoverability of certain tax credits. 2) The financial statements of CAPDO Sociedad Anónima as of December 31, 2007, and 2006, on which an unqualified auditor's report was issued on March 3, 2008, and February 26, 2007, respectively.

f) Changes in P&E and intangible assets:

	12/31/2007	12/31/2006
a) P&E:		
Balance at beginning	44,139,712	17,908,861
Additions	12,283,624	20,911,952
Additions for company acquisition	-	8,720,778
Depreciation	(4,843,614)	(3,401,879)
Balance as of year-end	51,579,722	44,139,712

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

b) Intangible assets:

	12/31/2007	12/31/2006
Balance at beginning	34,621	195,345
Additions	492,498	-
Amortization	(214,487)	(160,724)
Balance as of year-end	312,632	34,621

g) Comparative financial statements:

The amounts as of December 31, 2006, presented for comparative purposes, include certain changes in the disclosure to adapt their presentation to that of the year ended December 31, 2007.

2. BREAKDOWN OF MAIN ACCOUNTS

	12/31/2007	12/31/2006
CURRENT ASSETS		
Cash		
Cash on hand in Argentine pesos	23,609	175,194
Cash on hand in foreign currency	20,650	12,263
Cash in banks in Argentine pesos	12,917,557	16,975,903
Cash in banks in foreign currency	2,750,216	1,855,640
	15,712,032	19,019,000
Trade receivables		
Trade receivables	211,629,891	135,208,985
Trade receivables in foreign currency	857,293	605,052
Allowance for doubtful accounts	(674,832)	(848,855)
	211,812,352	134,965,182
Tax credits		
VAT credit balance	2,554,829	120,370
Turnover tax withholdings and additional withholdings	1,596,196	2,264,384
Other	-	83,694
	4,151,025	2,468,448
Other receivables		
Unaccrued insurance	224,159	193,659
Loans and advances to employees	317,480	150,063
Other	161,454	199,764
	703,093	543,486

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2007	12/31/2006
Inventories		
Manufactured products	40,408,609	28,235,117
Raw material	120,489,999	58,163,046
Subtotal	160,898,608	86,398,163
Raw material in transit	18,780,453	18,026,027
Prepayments to suppliers in Argentine pesos	2,168,939	1,239,334
Prepayments to suppliers in foreign currency	7,949,524	2,392,583
Allowance for impairment in value and obsolescence of inventories	(12,079,622)	(12,772,871)
	177,717,902	95,283,236
NONCURRENT ASSETS		
Tax credits		
VAT credit balance	4,475,227	4,248,440
Minimum presumed income tax	2,399,122	1,853,274
Income tax withholding	590,735	929,750
Income tax credit balance	1,025,701	-
Turnover tax withholdings and additional withholdings	708,208	-
Rebates receivable in Argentine pesos	1,818,907	1,882,494
Promotional benefits receivable	1,229,537	1,229,537
Allowance for impairment in value of tax credits	(3,172,052)	(3,127,249)
Other tax credits	223,079	32,942
	9,298,464	7,049,188
Other receivables		
Receivables from companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	143,735	677,228
	143,735	677,228
CURRENT LIABILITIES		
Trade payables		
Suppliers	147,172,521	103,163,696
Suppliers in foreign currency	85,052,124	35,635,093
	232,224,645	138,798,789
Salaries, payroll taxes and taxes payable		
Salaries and payroll taxes	4,112,741	3,190,825
Vacation and annual statutory bonus accrual	1,690,618	829,685
Income tax accrual	261,288	-
Health and safety assessment	664,430	720,794
Turnover tax payable	784,707	756,122
Minimum presumed income tax payable	449,646	-
Withholdings and additional withholdings	767,874	462,282
Other taxes payable	4,860,225	4,453,526
	13,591,529	10,413,234

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2007	12/31/2006
Customer prepayments		
In Argentine pesos	572,619	1,900,930
	572,619	1,900,930
Loans		
Financial loans in Argentine pesos	35,373,534	17,598,806
Financial loans in foreign currency	1,496,741	4,666,679
	36,870,275	22,265,485
Other liabilities		
Directors' fees accrual	4,076,281	2,526,281
Royalties payable	1,850,454	857,640
Other	298,653	72,495
	6,225,388	3,456,416
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	4,032,579	4,825,493
	4,032,579	4,825,493
Taxes payable		
Turnover tax payable	-	405,695
	-	405,695
Other liabilities		
Deferred income tax liabilities (1)	734,950	208,415
	734,950	208,415

	Income / (Loss)	
	12/31/2007	12/31/2006
Net sales		
Net sales (including VAT benefits amounting to 133,248,392 and 91,195,737, respectively) - Note 4	818,684,120	566,314,985
Service-charge income	1,056,999	-
	819,741,119	566,314,985

(1) As of December 31, 2007 and December 31, 2006, respectively, net of 902,548 and 2,659,953, respectively, related to the allowance for impairment in value of deferred income tax asset.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

3. INFORMATION ON RELATED PARTIES

Receivables from/payables to related companies for the year ended December 31, 2007, and, 2006, are as follows:

	12/31/2007	12/31/2006
Other receivables (Noncurrent)		
IL TEVERE S.A. (1)	143,735	677,228
Total	143,735	677,228

(1) Parent Company.

4. INFORMATION BY SEGMENT

The Company and its subsidiaries operate primarily in the automotive and residential air quality and temperature control business segments. The valuation methods applicable to prepare the information by business segment are described in note 1 to these financial statements.

	Air conditioning			
Income	**Automotive**	**Residential**	**Other**	**Total**
Sales (net of imputed interest)	434,932,544	250,503,184	1,056,999	686,492,727
Tax benefits	80,947,569	52,300,823	-	133,248,392
Total	515,880,113	302,804,007	1,056,999	819,741,119
BALANCE-SHEET INFORMATION				
Allocated assets	348,476,417	113,948,833	9,526,844	471,952,094
P&E additions	10,793,154	1,490,470	-	12,283,624

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED UNDER SECTION 64(b), FIRST PARAGRAPH, LAW No. 19,550

CONSOLIDATED FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007					12/31/2006
Accounts	**Production costs**	**Service costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries & wages	45,372,080	-	7,914,713	867,585	54,154,378	32,351,908
Contributions and employee benefits	10,449,430	-	2,564,639	220,601	13,234,670	9,825,258
Insurance	1,948,206	-	99,262	6,858	2,054,326	1,429,861
Fees	4,237,339	-	5,639,900	24,524	9,901,763	7,186,261
Taxes, rates and assessments	6,941,399	-	1,403,776	9,724,318	18,069,493	11,579,183
Maintenance	1,688,840	-	1,344,708	47,617	3,081,165	2,250,426
P&E depreciation	3,530,492	170,626	1,114,327	28,169	4,843,614	3,401,879
Intangible assets amortization	10,444	-	204,043	-	214,487	160,724
Leases and rentals	1,891,438	-	-	-	1,891,438	3,263,851
Customs clearing and dispatch expenses	8,949,892	-	-	-	8,949,892	7,413,105
Transportation, shipping and handling	45,249,673	-	-	9,698,295	54,947,968	34,625,871
Royalties	-	-	-	4,156,925	4,156,925	3,094,160
Bank expenses	-	-	4,428,543	-	4,428,543	2,995,026
Electric power	613,554	-	-	-	613,554	470,988
Traveling expenses	29,301	-	501,328		530,629	401,438
Other	3,863,775	120,950	2,481,092	238,616	6,704,433	5,386,562
Total as of 12-31-2007	134,775,863	291,576	27,696,331	25,013,508	187,777,278	
Total as of 12-31-2006	84,845,094	-	22,068,633	18,922,774		125,836,501

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF DECEMBER 31, 2007
PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
ASSETS		
CURRENT ASSETS		
Cash - Note 2	4,693,077	9,009,116
Trade receivables - Note 2	70,407,293	45,721,545
Tax credits - Note 2	3,063,842	393,374
Other receivables - Note 2	29,477,618	287,789
Inventories - Note 2	134,759,662	74,440,593
Total current assets	242,401,492	129,852,417
NONCURRENT ASSETS		
Long-term investments in companies - Exhibit C	50,705,027	39,476,191
Tax credits - Note 2	2,900,839	1,960,026
Other receivables - Note 2	143,735	8,233,902
Property and equipment	37,778,621	30,837,889
Intangible assets	312,632	24,177
Subtotal noncurrent assets	91,840,854	80,532,185
Goodwill	495,080	495,080
Total noncurrent assets	92,335,934	81,027,265
Total assets	334,737,426	210,879,682
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	103,929,524	51,335,166
Loans - Note 2	36,870,275	22,265,485
Salaries, payroll taxes and taxes payable - Note 2	6,309,298	4,936,660
Customer prepayments - Note 2	-	1,586,540
Other liabilities - Note 2	5,111,674	3,297,639
Total current liabilities	152,220,771	83,421,490
NONCURRENT LIABILITIES		
Loans - Note 2	4,032,579	4,825,493
Taxes payable - Note 2	-	218,070
Other liabilities - Note 2	800,000	-
Total noncurrent liabilities	4,832,579	5,043,563
Total liabilities	157,053,350	88,465,053
SHAREHOLDERS' EQUITY (As per respective statement)	177,684,076	122,414,629
Total liabilities and Shareholders' equity	334,737,426	210,879,682

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
Net sales (including VAT benefits amounting to 80,947,569 and 55,841,464, respectively) - Note 4(e)	508,184,950	352,201,664
Cost of goods sold	(424,241,803)	(298,358,451)
Gross income	83,943,147	53,843,213
Administrative expenses	(22,613,487)	(19,331,907)
Selling expenses	(14,392,095)	(10,377,434)
Income from long-term investments - Note 2	11,228,836	13,884,968
Financial income (expense) and holding gains (losses) from assets		
Interest	1,651,255	1,575,312
Foreign exchange difference	107,379	93,009
Inventories holding gains	7,469,710	3,845,109
Gain from bond holdings	-	344,090
Allowance for doubtful accounts	174,023	209,000
Allowance for impairment in value and obsolescence of inventories	1,702,956	421,084
Allowance for impairment in value of tax credits	(103,075)	(333,356)
Financial income (expense) and holding gains (losses) from liabilities		
Interest	(5,253,750)	(3,211,745)
Foreign exchange difference	(5,716,722)	(2,156,732)
Other income, net - Note 2	1,071,270	1,197,954
Net income for the year	59,269,447	40,002,565
EARNINGS PER SHARE - NOTE 11		
BASIC - COMMON STOCK	2.9635	2.0001
DILUTED - COMMON STOCK	2.9635	2.0001

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007			
	Owners' contributions			
Breakdown	Capital stock	Adjustment to capital stock	Additional paid-in capital	Subtotal
Balances at beginning of year	2,000,000	4,155,936	5,243,562	11,399,498
Distribution of dividends, as resolved at the Regular Shareholders' Meeting No. 63 held on April 30, 2007	-	-	-	-
Net income for the year	-	-	-	-
Balances as of December 31, 2007	2,000,000	4,155,936	5,243,562	11,399,498
Balances as of December 31, 2006	2,000,000	4,155,936	5,243,562	11,399,498

	12/31/2007					12/31/2006
	Retained earnings					
	Appropriated retained earnings					
Breakdown	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,280,143	73,708	2,353,851	108,661,280	122,414,629	82,412,064
Distribution of dividends, as resolved at the Regular Shareholders' Meeting No. 63 held on April 30, 2007	-	-	-	(4,000,000)	(4,000,000)	-
Net income for the year	-	-	-	59,269,447	59,269,447	40,002,565
Balances as of December 31, 2007	2,280,143	73,708	2,353,851	163,930,727	177,684,076	
Balances as of December 31, 2006	2,280,143	73,708	2,353,851	108,661,280		122,414,629

(*) See Note 3.b).

The accompanying notes 1 through 13 and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
CHANGES IN CASH		
Cash at beginning of year	9,009,116	17,137,992
Cash as of year-end	4,693,077	9,009,116
(Decrease) in cash, net	(4,316,039)	(8,128,876)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the year	59,269,447	40,002,565
Interest and foreign exchange difference accrued on debt	3,711,479	1,560,216
Adjustments to arrive at net cash flows (used in) operating activities		
P&E depreciation and intangible assets amortization	2,986,683	2,375,972
Gain from the sale of P&E	-	(29,506)
(Decrease) in allowance for doubtful accounts, net	(174,023)	(209,000)
(Decrease) in the allowance for impairment in value and obsolescence of inventories	(1,702,956)	(421,084)
Increase in the allowance for impairment in value of tax credits	103,075	333,356
Income from long-term investments	(11,228,836)	(13,884,968)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(24,511,725)	(28,090,601)
(Increase) in inventories	(58,616,113)	(19,886,360)
(Increase) in other receivables	(21,099,662)	(7,766,795)
Increase in trade payables	52,594,358	20,479,431
(Decrease) increase in customer prepayments	(1,586,540)	2,949,723
(Decrease) increase in salaries, payroll taxes and other taxes (net of tax credits)	(2,559,788)	1,586,540
Increase (Decrease) in other liabilities	2,614,035	(1,391,558)
Interest paid	(2,901,375)	(1,289,710)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	(3,101,941)	(3,681,779)

(1) Cash comprises cash on hand and cash in banks

The accompanying notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	12/31/2007	12/31/2006
INVESTING ACTIVITIES		
Net P&E acquisitions	(9,723,372)	(17,981,723)
Long term investments acquisitions (includes goodwill)	-	(7,792,469)
P&E sale	-	29,506
Investment in intangible assets	(492,498)	-
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(10,215,870)	(25,744,686)
FINANCING ACTIVITIES		
Loan repayment	(91,198,228)	(38,017,046)
Inflows from loans	104,200,000	59,314,635
Dividends paid	(4,000,000)	-
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	9,001,772	21,297,589
(DECREASE) IN CASH, NET	(4,316,039)	(8,128,876)

(1) Cash comprises cash on hand and cash in banks

The accompanying notes 1 through 13, and Exhibit C are an integral part of these financial statements.

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

These financial statements have been prepared in accordance with effective CNV (Argentine Securities Commission) regulations.

The CNV (Argentine Securities Commission) issued General Resolutions No. 485, 487 and 494, respectively, which adopted (with certain amendments) and applied, for full fiscal years or interim periods related to the fiscal years beginning as from January 1, 2006, FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolutions Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations Nos. 1, 2, 3 and 4.

For matters not contemplated in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, effective International Financial Reporting Standards and Interpretations approved by the International Accounting Standards Board shall be also applied in the year when such supplementary standards are applicable.

The difference between the adjusted book value of P&E and its tax base was considered to be a permanent difference. The total taxation effect of the difference resulting from restating the P&E items and intangible assets into constant pesos as of these financial statements' closing is 297,937. Had such difference been recognized as temporary, the Company's shareholders' equity at the beginning of the year would have decreased by 344,729, and the effect on income for the year ended December 31, 2007, would have been a lower income tax charge totaling 46,792.

Also, had the abovementioned temporary difference been recognized, the impact on the deferred income tax charge for the coming fiscal years would be reduced as follows:

Terms and amounts	
Fiscal year	**Amount**
2008	27,483
2009	20,671
2010	11,848
2011 and forward	237,935
Total	297,937

Preparing the financial statements in accordance with current professional accounting standards requires Company Management to consider the estimates and assumptions impacting on the assets and liabilities amounts reported, the disclosure of contingent liabilities and assets as of the date of such financial statements, as well as the revenues and expenses for each year. The final results may differ from such estimates.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation methods

The main valuation methods used to prepare these financial statements are:

- Cash:
  - In Argentine pesos: at nominal value.
  - In foreign currency: converted at the exchange rate effective as of each year-end to settle these transactions. Foreign exchange differences were charged to the statement of income for each year.
- Receivables and payables:
  - In Argentine pesos: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction.
  - In foreign currency: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. These amounts were converted into Argentine pesos at the exchange rate effective as of the year-end for the settlement of the related transactions. Foreign exchange differences were charged to income for each year.
  - Credit risk: In its usual course of business the Company grants credit to customers, including car manufacturers, that represent about 99% of the Company's total sales revenues. The Company continuously performs credit assessments of its customers' financial capacity in order to reduce the potential risk of significant credit losses.
  - Labor cost liabilities: labor cost liabilities accrue in the years in which employees have rendered the service that gave rise to such consideration.
  - Financial instruments: the Company has not used derivative financial instruments during the period ended December 31, 2007, and 2006. Receivables and payables related to usual business and financial transactions are valued as stated in the previous paragraphs and, in the opinion of the Company's Management, such valuation does not differ from their current value.

MIRGOR S.A.C.I.F.I.A.

- Inventories:

  - Raw materials (including those in transit) were valued at replacement cost at end of each year, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at the end of each year.

  - The products manufactured were valued at cash reproduction cost at the end of each year limited by the net realization value thereof.

  - Prepayments to suppliers are stated at nominal value, and those related to amounts in foreign currency were converted at the foreign exchange rate effective at the end of each fiscal year.

  The value of inventories, as of each year-end and after considering the allowance for impairment in value and obsolescence, does not exceed the recoverable value thereof.

- Long-term investments in subsidiaries:

  Interclima S.A.: at equity value as established by FACPCE Technical Resolution No. 21, which was calculated based on Interclima S.A.'s financial statements as of December 31, 2007, and 2006, which include an audit report dated March 5, 2008, and March 9, 2007, containing except-for qualifications related to the inconsistency in valuing income tax payables and a qualification for uncertainty about the recoverability of the tax credits.
  In addition, upon determining the value by the equity method, an adjustment to the subsidiary's book value was taken into account to disclose the effects of not booking certain income tax payables (see "Income tax – Situation in Interclima S.A.").
  Income (loss) from the interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

  Capdo S.A.: Determined at equity value, as established by FACPCE Technical Resolution No. 21, which was calculated based on the assets and liabilities computed at their current values as of the acquisition date, and considering the accrued income (loss) from that date through the year-end of Capdo S.A.'s financial statements as of December 31, 2007, 2006, which include an unqualified auditor's report dated March 3, 2008, and February 26, 2007.
  Income (loss) from the interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

- P&E:

  - P&E was valued at original cost restated as mentioned in note 1(b), net of accumulated depreciation until the end of each year.

  - P&E depreciation is calculated by the straight-line method, applying annual rates sufficient to extinguish P&E by the end of their estimated useful lives.

  - The valuation of P&E items is checked for impairment in value whenever there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".

  - The value of P&E, at cash-generating-unit level, does not exceed the recoverable value thereof.

MIRGOR S.A.C.I.F.I.A.

- Intangible assets:

  - Intangible assets have been valued at original cost restated as mentioned in note 1, net of accumulated depreciation until the end of each year.

  - Amortization is calculated following the straight-line method.

  - The valuation of intangible assets is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".

  - The book value of intangible assets, considered as a whole, does not exceed the recoverable value thereof.

  - The licenses to sell products acquired by the Company have been amortized by the straight-line method over three years counted as from their initial economic use, taking into account their capacity to generate earnings in the future.

- Goodwill:

  Goodwill resulted from the acquisition of CAPDO S.A. The Company considered that this intangible has an indefinite useful life, since it is not subject to a contractual or legal utilization term, and it is believed that it will generate cash flows in the future within an indefinite term. Goodwill is reviewed to verify whether it has suffered any impairment in value when there is any indication that its book value could exceed its recoverable value.

- Allowances and provisions:

  - Allowances:

    a) For doubtful accounts: set to correct and make adequate the valuation of trade receivables at the estimated recoverable value; it was set on the basis of an individual analysis thereof.

    b) For impairment in value and obsolescence of inventories: it was booked to adjust the value of certain finished products and other obsolete or slow-moving inventories to their estimated recoverable value.

    c) For impairment in value of tax credits: it was set to reduce the book value of such credits at the estimated recoverable value thereof; the estimates made by Company Management and the opinion of its legal counsel were considered in the assessment thereof.

    d) For impairment in value of deferred income tax assets: it was booked to reduce the value of such assets at their estimated recoverable value. For that purpose, the Company's tax situation and estimates were considered.

- Shareholders' equity accounts:

  They were restated as mentioned in note 1(b), except for the "Capital stock" account, which remained at original value. The adjustment deriving from the restatement thereof is disclosed under the "Adjustments to capital stock" account.

MIRGOR S.A.C.I.F.I.A.

- Statement-of-income accounts:

  - At nominal value, except for the following cases:

    a) Income (loss) from long-term investments was calculated by the equity method applying the Company's equity interest percentage to the subsidiaries' income (loss) for the same period, deducting unrealized intercompany profits and losses. In addition, this account includes the adjustments necessary to make the valuation methods of the subsidiary consistent with those of the Company and the adjustment for not booking an income-tax payable (see "Income tax – Situation in Interclima S.A.").

    b) The depreciation of P&E and the amortization of intangible assets were calculated based on the value of the respective assets after being restated as described in note 1(b).

    c) The cost of goods sold was determined based on the replacement costs for each month. Holding gains (losses) are disclosed in the account "Financial income (expense) and holding gains (losses)".

    d) The account "Financial income (expense) and holding gains (losses)" includes: (a) income and financial costs, (b) inventories holding gains (losses), (c) foreign exchange differences and (d) charges and reversals related to doubtful accounts, impairments in value and obsolescence of inventories and other assets in general.

    e) The Company has segregated the imputed financial components accrued during each period provided that they were significant.

- Income tax and minimum presumed income tax:

  - Status of MIRGOR S.A.C.I.F.I.A.

    The Company assesses the income tax charge by the deferred income tax method, which consists in recognizing (as asset or liability) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and the subsequent charge to income for the years in which such assets or liabilities are reversed, and considering the possibility of using net operating losses in the future. Temporary differences determine deferred income tax assets or liabilities when their future reversal decreases or increases the taxes assessed, respectively.

    Minimum presumed income tax is supplementary to income tax: while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain assets. Therefore, the Company's tax obligations shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in any given fiscal year, such excess may be computed as payment on account of any excess of income tax over minimum presumed income tax occurring in any of the ten subsequent fiscal years.

    As of December 31, 2007, the Company has NOLs totaling ARS 633,340 (which are usable through December 31, 2012). As of December 31, 2007, there were deferred income tax assets amounting to 902,548, covered by an allowance for impairment in value for the full amount, based on current expectations about the possibility of using them against taxable income and the Company's tax situation as described in Note 4.

MIRGOR S.A.C.I.F.I.A.

The changes in deferred income tax credit and the charge to income for the year ended December 31, 2007, and 2006, respectively, were as follows:

	12/31/2007		12/31/2006	
	Deferred tax credit	Income tax - Income / (loss)	Deferred tax credit	Income tax - Income / (loss)
Balance at beginning of year, less provision	-	-	-	-
Increase / Consumption of NOLs	140,962	140,962	(438,579)	(438,579)
Decrease in temporary asset differences	(31,986)	(31,986)	(96,062)	(96,062)
NOLs prescription	(1,866,381)	(1,866,381)		
Change in the allowance for impairment in value of deferred income tax asset	1,757,405	1,757,405	534,641	534,641
Balance as of year-end, less provision	-	-	-	-

The reconciliation between the income tax charge recognized and that resulting from applying to the period book income the 35% rate established by current tax regulations is as follows:

	12/31/2007	12/31/2006
Net income for the year before income tax	59,269,447	40,002,565
Permanent differences (*)	(59,580,807)	(38,475,019)
Net (loss) income from permanent differences	(311,360)	1,527,546
Tax rate	35%	35%
Tax assessed	108,976	(534,641)
NOLs prescription	(1,866,381)	-
Change in the allowance for impairment in value of deferred assets	1,757,405	534,641
Income-tax book change	-	-

(*) It includes the income exempt under the industrial promotion system effective for the Province of Tierra del Fuego.

The items included in the deferred income tax credits as of December 31, 2007, and 2006, are shown in detail below:

Asset temporary differences	12/31/2007	12/31/2006
Non-deductible allowances	351,341	559,127
Other	329,538	153,738
NOLs	221,669	1,947,088
Deferred income tax credit as of year-end before provision	902,548	2,659,953
Allowance for impairment in value of deferred income tax credit	(902,548)	(2,659,953)
Deferred income tax credit as of year-end less provision	-	-

The minimum presumed income tax amount for the year ended December 31, 2007, exceeded income tax and amounted to 419,989. Such amount was booked under noncurrent tax credits, the amount of which accumulated to date totals 2,273,263. The Company's Management, based on the Company's business plan for the future, understands that such amounts will be recoverable.

- Situation in the subsidiary Interclima S.A.

In view of the economic crisis resulting from abandoning the currency board, the Management of the subsidiary considered that the conditions required to apply the tax-purposes adjustment for inflation were present. Consequently, it prepared and filed the income tax return for the year ended December 31, 2002, based on adjusted amounts, using the coefficients determined according to domestic WPI variations, which led to the assessment of NOLs amounting to about 5,200,000.

Interclima S.A.'s Management, seeking appropriate jurisdictional protection, filed before the courts a request for an injunction because it believed that section 39, Law No. 24,073 dated 1992, which had set the index applicable to the tax adjustment for inflation at one, should be abrogated due to the high inflation that affected tax year 2002 and because it had been introduced to legislation in an economic context differing completely from year 2002.

On July 17, 2003, the judge hearing the case granted the injunction requested by the subsidiary and instructed the Argentine Government to refrain from filing any administrative or judicial proceeding, making any claim, demand or accusation and imposing penalties based on the alleged prohibition to apply the adjustment for inflation.

On October 15, 2004, the trial court judge hearing on the constitutional rights protection action filed by the subsidiary ruled that the AFIP should accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628 Title VI and resolved to declare the unconstitutionality of section 4, Law No. 25,561, amending sections 7 and 10, Law No. 23,928, and section 5 of Presidential Decree 214/02, and section 39, Law No. 24,073, since they disregard sections 14 and 17 of the Argentine Constitution, and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003. Argentine tax authorities appealed against that order. The Court of Appeals dismissed such appeal. As a result, the AFIP filed an extraordinary appeal, which was denied by the Court of Appeals. The Argentine Attorney General held in a recent opinion that the judgment entered by the Court of Appeals of Comodoro Rivadavia, which had dismissed the appeal filed with the Argentine Supreme Court by the AFIP, should be reviewed considering the first and second instance judgment in favor of Interclima.
Considering the denial mentioned in the preceding paragraph, the AFIP filed a remedy of complaint for appeal denied with the Argentine Supreme Court. Such remedy was granted by the abovementioned court towards the end of this year. Consequently, the proceedings were remitted back to the Court of Appeals involved for it to issue a new ruling.

Had the tax adjustment for inflation not been made, Interclima S.A. would have assessed income tax amounting to about 384,342 for 2002 (after computing prior-period NOLs), to 854,892 for the fiscal year ended December 31, 2003, to 1,279,585 for the fiscal year ended December 31, 2004, and 39,793 for the fiscal year ended December 31, 2005, plus interest accrued amounting to about 2,170,397 calculated through December 31, 2007. The abovementioned amounts total 4,729,009 as of December 31, 2007.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

2. BREAKDOWN OF MAIN ACCOUNTS

	12/31/2007	12/31/2006
CURRENT ASSETS		
Cash		
Cash on hand in Argentine pesos	13,207	12,472
Cash on hand in foreign currency	20,650	12,263
Cash in banks in Argentine pesos	1,909,004	7,128,741
Cash in banks in foreign currency	2,750,216	1,855,640
	4,693,077	9,009,116
Trade receivables		
Trade receivables in Argentine pesos	70,724,345	46,221,906
Trade receivables in foreign currency	357,780	348,494
Allowance for doubtful accounts	(674,832)	(848,855)
	70,407,293	45,721,545
Tax credits		
VAT credit balance	1,997,001	-
Turnover tax withholdings and additional withholdings	1,066,841	322,515
Other	-	70,859
	3,063,842	393,374
Other receivables		
Unaccrued insurance	116,276	104,439
Loans and advances to personnel	317,480	150,063
Receivables from companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 7	28,875,942	-
Other	167,920	33,287
	29,477,618	287,789
Inventories		
Manufactured products	36,404,185	22,467,694
Raw material	80,286,046	47,323,659
Subtotal	116,690,231	69,791,353
Raw material in transit	18,689,338	12,325,319
Prepayments to suppiers in Argentine pesos	1,628,281	850,319
Prepayments to suppiers in foreign currency	6,854,214	2,278,960
Allowance for impairment in value and obsolescence of inventories	(9,102,402)	(10,805,358)
	134,759,662	74,440,593

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2007	12/31/2006
NONCURRENT ASSETS		
Tax credits		
Turnover tax withholdings and additional withholdings	500,000	-
VAT credit balance - Note 4	93,481	93,481
Minimum presumed income tax - Note 4	2,273,263	1,853,274
Promotional benefits receivable - Note 4	1,229,537	1,229,537
Rebates receivable in Argentine pesos - Note 4	1,016,396	1,016,393
Deferred income tax asset	902,548	2,659,953
Allowance for impairment in value of deferred income tax asset	(902,548)	(2,659,953)
Allowance for impairment in value of tax credits	(2,368,657)	(2,265,582)
Other	156,819	32,923
	2,900,839	1,960,026
Other receivables		
Receivables from companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 7	143,735	8,233,902
	143,735	8,233,902
CURRENT LIABILITIES		
Trade payables		
Suppliers	24,468,421	16,342,864
Suppliers in foreign currency	79,461,103	34,992,302
	103,929,524	51,335,166
Loans		
Financial loans in Argentine pesos	35,373,534	17,598,806
Financial loans in foreign currency	1,496,741	4,666,679
	36,870,275	22,265,485
Salaries, payroll taxes and other taxes payable		
Salaries and payroll taxes	3,101,106	2,808,365
Annual statutory bonus and vacation accrual	1,310,449	552,266
Health and safety assessment	524,740	604,780
Turnover tax payable	281,341	383,350
Withholdings and additional withholdings	767,875	462,282
Minimum presumed income tax payable	323,787	-
Other taxes payable	-	125,617
	6,309,298	4,936,660
Customer prepayments		
In Argentine pesos	-	1,586,540
	-	1,586,540
Other liabilities		
Royalties payable	1,850,454	786,424
Directors' fees accrual	3,260,000	2,510,000
Other	1,220	1,215
	5,111,674	3,297,639

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	12/31/2007	12/31/2006
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	4,032,579	4,825,493
	4,032,579	4,825,493
Taxes payable		
Turnover tax payable	-	218,070
	-	218,070
Other liabilities		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 7	800,000	-
	800,000	-

	Income (loss)	
	12/31/2007	12/31/2006
Income from long-term investments		
Interclima S.A.	10,857,137	13,884,968
CAPDO S.A.	371,699	-
	11,228,836	13,884,968
Other income, net		
Leases and rentals	1,200,000	1,200,000
Other	(128,730)	(2,046)
	1,071,270	1,197,954

3. CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital stock status

The Company's capital stock consists of 20,000,000 book-entry shares of common stock, 0.10 face value each and it is fully registered, subscribed, issued and paid-in, according to the following breakdown:

Class	Votes	Number
"A"	Entitled to three (3) votes each	5,200,000
"B"	Entitled to three (3) votes each	5,200,000
"C"	Entitled to one (1) vote each	9,600,000
Total		20,000,000

Each Class "A", Class "B" or Class "C" shares have the same rights to collect dividends.

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held on May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, July 12, 1999, December 13, 1999, July 18, 2000, and December 15, 2000, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 3,846,962; 4,176,701; and 4,176,701, respectively.

MIRGOR S.A.C.I.F.I.A.

4. TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS

The Company enjoys the benefits of the Industrial Promotion System provided by Law No. 19,640 as regards the assets and for the activities performed in the Province of Tierra del Fuego. Accordingly, the Company is entitled to certain tax and customs benefits, which through Presidential Decree No. 1,234/2007, were extended through 2023, and include:

a) **Income tax:** Presidential Decree No. 1,395/94 established, as from September 1, 1994, that 85% of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt. Subsequently, under Presidential Decree 615/97, the Argentine Government reinstated certain tax benefits granted by Industrial Promotion Law introducing amendments effective August 1, 1997, that provided that the exemption granted to such activities would amount to 100% as established by Law No. 19,640, sections 1 and 4(a).

b) **Value-added tax:** The Company's sales are subject to VAT at the 21% rate; such tax is collected from customers. Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% of the net sales price to customers so that the tax obligation was reduced to 8% thereof as from April 1995. Presidential Decree No. 615/97 provided that the presumed VAT credit computable as from August 1, 1997, is equivalent to the one resulting from applying 100% on the VAT rate at the net sale price to customers.

c) **Tax credit certificates:** Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through Debt Consolidation Bonds.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 regulated the way in which the abovementioned bonds would be obtained; based on that, the Company booked credits in the amount of 1,511,788 (historical value).

   On September 17, 1996, the DGI advised the Company of the recognition of a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the application of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT to be requested by other procedures.

   The Ministry of Economy and Public Services and Works established through Resolution No. 580/96 that the credits against the Federal Government emerging from the suspension of the industrial promotion established in Law No. 23,697 and prior to April 1, 1991, will be settled through the delivery of Debt Consolidation Bonds.

   On May 19, 1997, the Company was advised that the DGI provisionally recognized the amount indicated above.

   As a result thereof, the Company booked the credit recognized at the listed price effective as of each fiscal year-end which, as of December 31, 2007, and 2006, amounted to 1,229,537, and were fully booked in an allowance.

d) **Customs duties and statistical rate:** Not paid by the Company for all the inputs imported and used in its operations in Tierra del Fuego under Law No. 19,640.

e) **Reimbursements in Argentine pesos:** Under Law No. 19,640, exports from the continent to Tierra del Fuego enjoy the benefit of these reimbursements.

Owing to the delay in payment by the Federal Government, the Company filed collection requests before Customs Authorities although such requests had unfavorable resolutions at administrative stages, (the proceedings are currently in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions) the Company's legal counsel and Management understand that the transactions were carried out within the regulatory framework of Law No. 19,640 and, consequently, it would be entitled to collect the rebates that the regulation then effective barred.

Following with the comments included in the previous points, the benefits accrued during the fiscal year ended December 31, 2007, and 2006, amounted to:

	Year ended December 31,	
	2007	**2006**
Value-added tax	80.947.569	55.841.464
Custom duties and statistical rate (estimated)	54.616.239	25.918.831

In addition, and considering the tax system to which the Company is subject, as indicated above, as of December 31, 2007, the Company carried minimum presumed income tax credits in the amount of around 2.3 million, and the Company and its subsidiary (Interclima S.A.) carried VAT credits in the amount of 4.5 million disclosed in noncurrent assets. The recoverability of such credits totaling 6.8 million in the consolidated financial statements and 2.3 million in the stand-alone financial statement depends, among other issues, on whether the Companies are able to generate income subject to tax during the coming years. In this respect, the Company's Management understands that, based on its future business plan, such credits will be recoverable.

5. MAJOR CUSTOMERS

The Company's most significant sales to customers for the years ended December 31, 2007, and 2006, were as follows:

	12/31/2007	**12/31/2006**
Volkswagen Argentina S.A.	29%	31%
Peugeot Citröen Argentina S.A	29%	22%
Renault Argentina S.A.	21%	22%
General Motors Argentina	15%	16%
Mercedes Benz	5%	7%
Other	1%	2%

6. PARENT COMPANY

Parent company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 - Buenos Aires, Argentina
Main business: holding company.
Voting rights: 76,47%
Shareholding percentage: 52%

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

7. INFORMATION ON RELATED PARTIES

For the fiscal year ended December 31, 2007, and 2006, the Company was engaged in transactions with its subsidiaries and parent. Receivables and payables in that regard are:

	12/31/2007	12/31/2006
CURRENT		
Other receivables		
INTERCLIMA S.A. (1)	28,875,942	-
Total	28,875,942	-
NONCURRENT		
Other receivables		
IL TEVERE S.A. (2)	143,735	677,228
INTERCLIMA S.A. (1)	-	7,556,674
Total	143,735	8,233,902
Other liabilities		
CAPDO S.A. (1)	800,000	-
Total	800,000	-

The transactions carried out with its subsidiary and parent for the periods ended December 31, 2007, and 2006, are as follows:

	12/31/2007		
	Purchase of goods	Loans	Other Services
INTERCLIMA S.A. (1)	10,082,596	(21,319,268)	1,200,000
IL TEVERE S.A. (2)	-	(538,089)	-
CAPDO S.A. (1)	-	800,000	-
	10,082,596	(21,057,357)	1,200,000

	12/31/2006		
	Purchase of goods	Loans	Other Services
INTERCLIMA S.A. (1)	5,992,253	(11,609,902)	1,200,000
IL TEVERE S.A. (2)	-	217,191	-
	5,992,253	(11,392,711)	1,200,000

(1) Subsidiary.
(2) Parent company.

8. INCOME TAX WITHHOLDING ON CASH DIVIDENDS

When dividends are paid in cash, in excess of taxable income, as provided for in Income Tax Law, such excess shall be subject to a 35% withholding as single and definitive payment. Earnings which are not subject to income tax as a result of the benefits provided by Law No. 19,640 are not subject to equalization tax.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

9. OFFICIALLY STAMPED BOOKS

Due to delays in the administrative process related to IGJ (Argentine regulatory agency of business associations)'s officially stamping the journal, as of the date of issuance of these financial statements, the Company is transcribing the transactions for the current year into such book.

The books which were stamped and sealed after the related transactions are:

Journal No.	Date officially stamped	Transactions for the period
69	29-Aug-06	4/19/2006 through 5/23/2006
70	29-Aug-06	5/23/2006 through 6/23/2006
71	25-Sep-06	6/23/2006 through 7/24/2006
72	25-Sep-06	7/24/2006 through 8/29/2006
73	24-Nov-06	8/29/2006 through 9/28/2006
74	24-Nov-06	9/28/2006 through 10/16/2006
75	21-Dec-06	10/16/2006 through 11/23/2006
76	21-Dec-06	11/23/2006 through 12/21/2006
81	5-Jul-07	4/24/2007 through 5/29/2007
82	11-Sep-07	5/29/2007 through 6/26/2007
83	11-Sep-07	6/26/2007 through 7/25/2007
84	8-Nov-07	7/25/2007 through 8/24/2007
85	8-Nov-07	8/24/2007 through 9/13/2007
86	28-Nov-07	9/13/2007 through 10/11/2007
87	1-Feb-08	10/11/2007 through 11/07/2007
88	1-Feb-08	11/07/2007 through 12/01/2007

10. SHAREHOLDING ACQUISITION

On December 21, 2006, the Company acquired a 95% equity interest in Capdo S.A., an affiliate of the group to which the parent company belongs, in the amount of 7,792,470, which was fully paid as of December 31, 2006. Such company owns a real property unit in the Province of Buenos Aires, which will allow, among other things, to extend and improve the provision of goods produced to one of the car manufacturers with which the Company operates.

11. EARNINGS PER SHARE

Net income per share (basic and diluted) is calculated by dividing net income for each period allocable to common shares by the weighted average of outstanding common shares during the same periods. No transactions involving shares of common stock or possible shares of common stock have been performed as from the end of the related year through the issuance of these financial statements.

MIRGOR S.A.C.I.F.I.A.

12. FOREIGN INVESTOR INFORMATION SYSTEM

These financial statements have been prepared in accordance with the regulations on foreign investors information system established by the CNV in Resolution No. 368, as amended, Chapter XXIII, Exhibit III; and based on the above, they are in conformity with professional accounting standards effective in Argentina. The effects of differences between professional accounting standards effective in Argentina and those effective in other countries where these financial statements may be used have not been quantified.

13. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follows accounting principles that conform with the CNV regulations.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT "C"

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES AND INTEREST IN ANOTHER COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	2007				
Name and characteristics of securities	Face value	Amounts	Cost value	Value obtained by the equity method	Book value
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates					
INTERCLIMA S.A.	1	11,996	8,815,917	43,035,938	43,035,938
CAPDO S.A.	1	6,650,000	7,792,470	7,669,089	7,669,089
Total noncurrent investments					50,705,027

	2007						2006
	Information on the issuer						
		Last financial statements issued					
Name and characteristics of securities	Main business activity	Date	Capital	Income (loss) for the period	Shareholders' equity	Equity interest %	Book value
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates							
INTERCLIMA S.A.	Manufacturing of autoparts and exchangers for air conditioning and heating systems	31/12/07	12,000	11,665,532	48,158,879	99.97%	32,178,801
CAPDO S.A.	Real estate broker	31/12/07	7,000,000	431,466	6,821,402	95.00%	7,297,390
Total noncurrent investments							39,476,191

STATUTORY AUDIT COMMITTEE'S REPORT

To the Shareholders of
MIRGOR S.A.C.I.F.I.A.

Dear Sirs,

1. As required by the BCBA (Buenos Aires stock exchange) Regulations, we examined the accompanying letter to the shareholders and balance sheet of MIRGOR S.A.C.I.F.I.A. as of December 31, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, as well as the consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. with its subsidiaries Interclima S.A. and Capdo S.A. as of December 31, 2007, and the related consolidated statements of income and cash flows for the year then ended. In addition, we have examined the related "Supplementary information to the notes to the financial statements required under section 68 of the BCBA regulations", the filing of which is not required by professional accounting standards effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Islands, Argentina. Such documentation is the responsibility of the Company's Board of Directors in performing their exclusive functions.

2. Our work was based on the audit of the financial statements indicated above conducted by the firm Pistrelli, Henry Martin y Asociados S.R.L., in accordance with auditing standards effective in Argentina, and it was limited to verifying the fairness of the significant information included in the documents examined, its consistency with the information on corporate decisions entered in minutes, and the compliance of such decisions with the law and by-laws regarding formal and documentary requirements. We did not perform any control over management decisions or performance and, therefore, we did not assess the business decisions or criteria regarding administrative, financial, marketing or production matters, as these are the exclusive responsibility of the Board of Directors.

3. We did not examine the financial statements of the subsidiary Capdo S.A. as of December 31, 2007, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of December 31, 2007, this equity interest represented 2.6% of the total assets of MIRGOR S.A.C.I.F.I.A., 0.6% of the total income as of such date of MIRGOR S.A.C.I.F.I.A, and 1.8% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

4. As mentioned in note 4 to the accompanying financial statements, as of December 31, 2007, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits amounting to ARS 6,748,490, the recoverability of which depends on the companies' possibility of generating enough taxable income to absorb them. Although the Company's Management understands that based on the business plan those credits will be recoverable, as of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

5. Based on our review and the report dated March 06, 2008, issued by Karén Grigorian, CPA, (a partner of the firm Pistrelli, Henry Martin y Asociados S.R.L.), except for the effect of adjustments, if any, that could have been required in the balance sheet as of December 31, 2007, if there had not been the scope limitation described in paragraph (3), and subject to the effect of adjustments that could have been required if the outcome of the uncertainty mentioned in paragraph (4) had been known, the financial statements mentioned in paragraph (1) present fairly, in all material respects, the financial position of MIRGOR S.A.C.I.F.I.A., and the related results of its operations and its cash flows for the year then ended, in accordance with professional accounting standards effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Islands, Argentina, and the provisions of Argentine Business Associations Law and the relevant CNV (Argentine Securities Commission) regulations. The "Supplementary information to the notes to the financial statements required under section 68 of the BCBA regulations" is fairly presented, in all material respects, in connection with the financial statements mentioned in paragraph (1), taken as a whole.

6. We also report that in compliance with current legal requirements, and exercising the control of legality that is our responsibility, during the year, we applied the remaining procedures described in section No. 294, Law No. 19,550, which we considered necessary under the circumstances, with no findings to report in this regard.

7. The accompanying financial statements result from books kept, in all formal respects, pursuant to current legal requirements, except as mentioned in note 9.

Buenos Aires,
March 06, 2008

On behalf of Statutory Audit Committee

ANDRÉS MERCAU SAAVEDRA
Statutory auditor

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL EJERCICIO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2007

JUNTAMENTE CON EL INFORME DEL AUDITOR

Y DE LA COMISION FISCALIZADORA.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición obligatoria

EJERCICIO ECONOMICO N° 37 INICIADO EL 1° DE ENERO DE 2007 Y FINALIZADO EL 31 DE DICIEMBRE DE 2007

MEMORIA

Señores Accionistas:

De conformidad con las disposiciones legales y estatutarias vigentes sometemos a vuestra consideración la documentación de los estados contables correspondiente al ejercicio económico N° 37 finalizado el 31 de diciembre de 2007.

Cuadro de situación en que se desarrolló la actividad del ejercicio.

La economía argentina fue capaz de superar una serie importante de dudas que se le fueron presentando durante el año y así logró sostener un importante crecimiento global.
Sin embargo, a medida que van pasando los meses sin atacar los problemas fundamentales que se presentan como amenazas, estas dudas pueden detener el ciclo virtuoso.

Los datos que deben seguirse son: la capacidad de mantener los superavits gemelos (balanza comercial y resultado fiscal), la tasa de inflación, las nuevas inversiones y la situación energética.
Muchos sectores de nuestra economía han llegado a niveles muy altos de ocupación de sus capacidades productivas y necesitan nuevas inversiones para acompañar el crecimiento de la demanda sin aumentar los precios.
Uno de los casos más significativos es el de la industria automotriz, que tuvo un crecimiento muy importante impulsado, tanto por el crecimiento de la demanda interna, como por el mayor acceso de sus productos a mercados externos.

A pesar de esta fuerte inercia que trae la economía, son necesarias inversiones para que el país pueda mantener el crecimiento en el tiempo, evitando presiones inflacionarias y brindando certeza sobre el abastecimiento energético de industrias y hogares.
Asimismo, y para que la economía pueda mantener sus niveles de competitividad, se requiere un fuerte aumento de la productividad de manera de evitar una carrera entre devaluación e inflación, a la hora de hablar de tipos de cambio competitivos.

La industria automotriz

Continúa siendo uno de los principales motores de crecimiento en el sector industrial.
La maduración de las inversiones en nuevos modelos de los últimos años le han permitido ganar en participación, tanto en los mercados locales como en los mercados externos.

En este último caso queda demostrado que cuando existe complementariedad con otros mercados importantes de la región (Brasil y México) y se cuenta con modelos "aggiornados" se puede crecer en los niveles de producción.

Para este sector se han presentado una serie de desafíos que deberá superar:
Aumentos de costos, liderados por la mano de obra
Escasez de energía
Limitaciones en el abastecimiento de algunos componentes por el gran crecimiento de la industria argentina y brasileña
En relación a este punto, la industria deberá dar mayor previsibilidad a sus proveedores para que se puedan realizar inversiones rentables.

Todas las cifras de la industria automotriz superaron sus niveles históricos.
La producción alcanzó las 544.647 unidades, lo que significó un aumento del 26% con relación a 2006.
Las exportaciones superaron las 300.000 unidades, con un crecimiento del 33,6 %.
Si bien las ventas externas alcanzan a una gran cantidad de mercados, los primeros 4 representan el 85% de las exportaciones de autos. Brasil ya recuperó su primer lugar con más del 62%, siendo también el mayor mercado de origen de nuestras importaciones.

La exportación de vehículos absorbió el 58% de la producción, una participación aún mayor que la del año anterior.
Por este motivo es fundamental encontrar un patrón de productividad que permita sostener la competitividad en el tiempo. Solo así se podrá mantener el interés de las terminales por lanzar nuevos productos que modernicen la oferta argentina en los próximos años.

La demanda doméstica creció a una tasa menor que la producción, 22,7%., pero superó la tasa de crecimiento que se registró en 2006 con relación a 2005.
Los aumentos de tasas de interés y de inflación de los últimos meses del año no parecen haber afectado los niveles de demanda, ya que entre julio y diciembre las ventas crecieron a una tasa mayor que la del año completo.

Si bien la participación en ventas se ha mantenido relativamente estable entre las distintas marcas, en el caso de la producción se destaca el crecimiento de General Motors, que expandió fuertemente su producción del modelo Corsa Classic orientado mayormente a la exportación..

Actividades de la empresa

Al igual que en el año anterior, las ventas de unidades de Mirgor, en el mercado de terminales, crecieron a una tasa mayor que la de la producción de autos.
Algunos de los productos maduros de la Compañía tuvieron sorprendentes aumentos de volumen, lo que en algunos casos sorprendió a los propios clientes. Esto obligó a realizar grandes esfuerzos, especialmente hacia finales de año para poder acompañar esta mayor demanda, que no había sido prevista a principios del año.

Las ventas de sistemas de climatización pasaron de 206.222 unidades vendidas en 2006 a 273.739 unidades vendidas en 2007, lo que representa un crecimiento del 32,7%.
Con estos niveles de ventas, la empresa participó en más del 50% de los vehículos producidos por la industria.
Las inversiones realizadas y a realizar han sido muy importantes para poder sostener este crecimiento que llega a casi el 400% entre la crisis de 2002 y este ejercicio.

Las ventas de la empresa tuvieron un crecimiento del 44,8%, pasando de P$569 millones a P$ 820 millones, marcando un nuevo record en términos de dólares.

La climatización residencial mantuvo su participación en 36% de las ventas totales de la Compañía. En el año 2007, Interclima lanzó la producción de unidades de ventana, lo que permitió que las ventas de esta actividad crecieran ligeramente por encima de la actividad automotriz.

En el rubro automotriz, las ventas crecieron un 43,7%, aproximadamente, como consecuencia de la mayor producción de autos, la mayor participación de mercado de la Compañía y la mayor proporción de penetración de los sistemas para autos con aire acondicionado que pasaron del 84% al 88%.

	2007		2006		DIF	
Totales	273,628		206,106		67,522	32.8%
MODELOS ANTERIORES						
SPRINTER	17,547	6.4%	18,849	9.1%	-1,302	-6.9%
CORSA I	51,099	18.7%	31,161	15.1%	19,938	64.0%
PARTNER	18,533	6.8%	15,790	7.7%	2,743	17.4%
KANGOO	26,777	9.8%	18,451	9.0%	8,326	45.1%
MEGANE	14,383	5.3%	12,458	6.0%	1,925	15.5%
POLO	5,999	2.2%	10,655	5.2%	-4,656	-43.7%
CADDY	5,736	2.1%	3,813	1.9%	1,923	50.4%
CLIO	26,135	9.6%	21013	10.2%	5122	24.4%
Subtotal	166,209	60.7%	132,190	64.1%	34,019	25.7%
NUEVOS MODELOS						
CORSA II	4,483	1.6%	8,656	4.2%	-4,173	-48.2%
307	36,359	13.3%	32,345	15.7%	4,014	12.4%
SURAN	44,781	16.4%	32,765	15.9%	12,016	36.7%
CITROEN C4	21,796	8.0%	150	0.1%	21,646	14430.7%
Subtotal	107,419	39.3%	73,916	35.9%	33,503	45.3%

La producción de condensadores de Interclima fue incrementada durante el año a través de mejoras en el proceso.
El mayor volumen de Mirgor y el lanzamiento del condensador del Citroen C4 requieren incrementos en la capacidad que debería llegar a más de 200.000 condensadores en 2008.

Nuestra mayor participación en el mercado se debe también a que como de costumbre Mirgor apunta a la máxima calidad en todos sus productos, así logró durante este ejercicio ser calificado como proveedor Apto B en la auditoría de ASES de Renault-Nissan, siendo el primer proveedor argentino que logra dicha calificación en su 1er auditoría. Así mismo obtuvo la máxima calificación (A) en la evaluación de capacidad de Investigación y Desarrollo por parte de VW de Alemania. También nuestro cliente General Motors nos otorgó el certificado QSB (Quality System Basic) por nuestra planta de Río Grande.

Adicionalmente durante este ejercicio Mirgor ha desarrollado internamente la climatización para la versión Diesel del Suran de Volkswagen y del Nuevo Sprinter de Mercedez Benz.

En el rubro aire acondicionado residencial, Interclima introdujo los equipos de ventana, expandiendo su línea de productos, todo ello con una importante incorporación de inversiones.

Las unidades vendidas pasaron de 179.536 en 2006 a 246.771, lo que representó un 37,45% de incremento.

Ampliación memoria según D 677/2001

Continúa vigente la política de remunerar al personal sobre la base de salarios considerados de mercado en concepto fijo y variable, tomando siempre en consideración la formación, capacidad y experiencia, tanto como la evaluación del desempeño y el cumplimiento de los objetivos fijados, sin planes de opciones ni de otras variables. Esta misma política se aplica al Directorio, percibiendo remuneración aquel que desempeña funciones técnico-administrativas en la Compañía y honorarios aprobados por la Asamblea de accionistas a los Directores independientes.

La compañía en sus aspectos financieros, siguiendo la evolución de los negocios ha cerrado acuerdos con los bancos para solventar el capital de trabajo en aquellos momentos en que el generado por la propia compañía no fueron suficientes. No debemos olvidar que ha habido un incremento importante de actividad que fue necesario financiar. La compañía como es habitual en su gestión tiene una alta calificación bancaria en línea con su nivel de cumplimiento de sus compromisos.

Desde el punto de vista de control interno de la Sociedad, la misma posee procedimientos y sistemas de control que le permiten analizar y evaluar periódicamente el funcionamiento de la misma dentro de las pautas básicas de control interno. Así mismo es permanente el análisis de las normas de control lo cual actualiza en forma constante las mismas, tendiendo a lograr la mayor confianza en todos los sistemas y procesos, adicionalmente nos permite poder lograr las certificaciones de calidad internacionales exigidas tanto por proveedores como por clientes, este año certificamos ISO 14001. Por otra parte nuestros auditores externos también periódicamente verifican el adecuado funcionamiento de los sistemas de control interno.

Análisis de los Estados Consolidados
(cifras expresadas a valores del 31/12/07)

 # Resultado del ejercicio

Las ventas del ejercicio, fueron de miles de $ 819.741 representando un incremento del 45% con relación a las del ejercicio anterior (miles de $ 566.315). El incremento de las ventas de este ejercicio si bien no iguala al incremento del año anterior nos muestra que la evolución favorable de las mismas continúa.

El resultado neto del ejercicio 2007 fue positivo, ascendiendo a miles de $ 59.269 (ganancia), representando un 7.23% sobre las ventas contra un resultado del ejercicio 2006 de miles de $ 40.002 (ganancia). Asimismo los resultados financieros y por tenencia arrojaron una pérdida de miles de $ 1.290, los cuales representan un 0.16% sobre ventas, siendo que en ejercicio 2006 arrojaron una ganancia de miles de $ 563, donde representaron un 0.1% sobre ventas, fundamentalmente por efecto de la variación del tipo de cambio.
Los gastos de administración, miles de $ 27.696 representan el 3.38% con respecto a las ventas del presente ejercicio, levemente inferior en proporción a las ventas y con relación a los del ejercicio anterior, donde los gastos ascendieron a la suma de miles de $ 22.069.

Las operaciones con la empresa controlada se detallan en la Nota Nro. 7 de los Estados Contables.

Flujo de Fondos

Los fondos generados por las operaciones ordinarias consolidadas, netos de los cambios en activos y pasivos fueron para el ejercicio 2007 igual a miles de $ 467, mientras que durante el ejercicio finalizado el 31 de diciembre de 2006 el flujo de fondos generó fondos por miles de $ 7.631. Las compras de bienes de uso del presente ejercicio ascendieron a la suma de miles de $ 12.284, mientras que en el ejercicio anterior las compras de bienes de uso fueron por miles de $ 20.912 y las inversiones no corrientes por miles de $ 8.051. Las altas de bienes de uso fueron principalmente las destinadas a ampliar la capacidad productiva de la empresa, con la culminación de las obras de la ampliación de la planta fabril y la incorporación de nuevos depósitos para el almacenamiento de mercadería. Durante el presente ejercicio no hubo fondos generados u aplicados a operaciones extraordinarias.

En cuanto a los fondos de actividades financieras, durante el ejercicio 2007 se cancelaron préstamos por la suma de miles de $ 91.198 y se pagaron dividendos por la suma de miles de $ 4.000, mientras que en el ejercicio 2006, las cancelaciones fueron por miles de $ 38.017 de acuerdo a los convenios pactados oportunamente, el flujo neto de actividades financieras representó una generación de fondos de miles de $ 9.002, frente a una generación también de fondos de miles de $ 21.298 del ejercicio 2006.

Los flujos de fondos aquí descriptos significaron una aplicación de fondos durante el año 2007 de miles de $ 3.307, y para el año 2006 de miles de $ 5.

Situación Patrimonial

El patrimonio neto del ejercicio 2007, que asciende a la suma de miles $ 177.684, habiéndose incrementado con respecto al ejercicio 2006 en un 45.1%

El índice de liquidez corriente del ejercicio 2007 fue igual a 1.42 mientras que en el ejercicio 2006, dicho ratio ascendía a 1.43; asimismo el índice de inmovilización del capital fue igual a 0.13 para el 2007 y 0.17 para 2006.

El total de activos consolidados que para el ejercicio 2007 es igual a miles de $ 471.952 significa respecto del ejercicio anterior un incremento del 54.9%.

Perspectivas Futuras

Las previsiones de la industria del año 2008 son de un crecimiento a tasas decrecientes. Todavía se esperan anuncios de algunas terminales acerca de proyectos nuevos.
Sin embargo, en las últimas semanas se han comenzado a oir algunas voces de advertencia acerca de los riesgos de la pérdida de competitividad de las exportaciones si los costos internos continúan avanzando.
Tampoco faltan comentarios acerca de la incertidumbre relacionadas con la energía y la falta de inversión de algunos actores de la cadena automotriz. Estos aspectos deben seguirse con atención de cara a los próximos años.

Algunos de nuestros clientes están aumentando su producción para atender atrasos de entregas y por lanzamientos de vehículos en nuevos mercados.
En el caso de Mirgor, estaremos lanzando la producción del modelo NCV3 de Mercedes Benz durante el primer semestre de este año. Este vehículo solo es producido para la exportación.
También se ha empezado a producir el sistema de aire acondicionado que equipará a los autos Chery que serán producidos en Uruguay por Chery-Socma, producto que fue desarrollado durante el ejercicio por la compañía.
El volumen que prevé nuestro presupuesto para este nuevo modelo es muy pequeño por el momento.

La ampliación de la planta de Río Grande ha sido completada y ahora se están terminando de instalar las nuevas líneas de montaje y máquinas para acompañar la actividad que requieren nuestros clientes, como ser la operación de inyección plástica.

Se estima que tendremos un año difícil para poder acompañar las necesidades de mayor productividad que demandan nuestros clientes con aumentos de costos de materias primas, de componentes provenientes de Brasil y la zona del Euro y también por los reclamos salariales que se vienen anunciando por parte de varios sindicatos.

La Empresa ha tenido varias consultas de clientes por nuevos proyectos, pero hasta el momento no se han concretado nuevas adjudicaciones para la Empresa.

Propuesta del Directorio.

Distribución de Utilidades

Los Resultados no asignados al cierre del ejercicio presentan la siguiente información:

Conceptos	Miles $
Resultados no asignados al inicio del ejercicio	108.661
Dividendos pagados	(4.000)
Resultado del ejercicio	59.270
Total al 31 de diciembre de 2007	163.931
Destinado a Reserva Legal	-
Saldo a disposición de la Asamblea de Accionistas	163.931

El Directorio sugiere no proceder a la distribución de dividendos dado la necesidad de disponer de financiamiento para soportar mayor capital de trabajo entre otras razones debido a cambios de condiciones comerciales tanto de proveedores como de clientes y en vista de las inversiones futuras que proyecta la compañía para continuar con su política de desarrollo.

Agradecimiento.

El Directorio desea nuevamente expresar su profundo agradecimiento al personal directivo y a los empleados la colaboración brindada durante el ejercicio, así como a proveedores y clientes por la confianza depositada en la empresa y el apoyo prestado, todo lo cual a hecho posible alcanzar los resultados obtenidos.

Buenos Aires, 06 de marzo de 2008

Roberto G. Vázquez
Presidente

(*) información no examinada y no cubierta por el Informe del Auditor

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto G. Vazquez (*)

VICEPRESIDENTE

Ing. Jorge Antonio Caputo

DIRECTORES TITULARES

Sra. Mónica María Caputo
Sr. José Fara (*)
Ing. Alejandro Carrera (*)

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

COMISION FISCALIZADORA

Síndicos Titulares

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Andrés Mercau Saavedra

Síndicos Suplentes

Dra. Maria Andrea Rabal
Dr. Hugo Kaplan
Dra. Maria Eugenia Ramirez

(*) Integrantes del Comité de auditoría

INFORME DE LOS AUDITORES INDEPENDIENTES

A los Señores Presidente y Directores de
MIRGOR S.A.C.I.F.I.A.
Domicilio legal: Einstein 1111
Río Grande – Tierra del Fuego
(C.U.I.T.: 30-57803607-1)

1. Hemos auditado el estado de situación patrimonial adjunto de MIRGOR S.A.C.I.F.I.A. al 31 de diciembre de 2007 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo, por el ejercicio finalizado en esa fecha. Asimismo, hemos auditado el estado de situación patrimonial consolidado adjunto de MIRGOR S.A.C.I.F.I.A. y sus sociedades controladas al 31 de diciembre de 2007 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el ejercicio finalizado en esa fecha, que se exponen como información complementaria.

2. La Dirección de la Sociedad es responsable por la preparación y presentación razonable de los estados contables de acuerdo con las normas contables vigentes en la provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, República Argentina y las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores para la preparación de estados contables. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado, para que dichos estados contables no incluyan distorsiones significativas originadas en errores o irregularidades; seleccionar y aplicar políticas contables apropiadas, y efectuar las estimaciones que resulten razonables en las circunstancias. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestra auditoría.

3. Excepto por lo indicado en el párrafo 4, nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Estas normas requieren que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de distorsiones significativas en los estados contables.

   Una auditoría incluye aplicar procedimientos, sobre bases selectivas, para obtener elementos de juicio sobre la información expuesta en los estados contables. Los procedimientos seleccionados dependen del juicio profesional del auditor, quién a este fin evalúa los riesgos de que existan distorsiones significativas en los estados contables, originadas en errores o irregularidades. Al realizar esta evaluación de riesgos, el auditor considera el control interno existente en la Sociedad, en lo que sea relevante para la preparación y presentación razonable de los estados contables, con la finalidad de seleccionar los procedimientos de auditoría que resulten apropiados en las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del sistema de control interno vigente en la Sociedad. Asimismo, una auditoría incluye evaluar que las políticas contables utilizadas sean apropiadas, la razonabilidad de las estimaciones contables efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto.

Consideramos que los elementos de juicio obtenidos nos brindan una base suficiente y apropiada para fundamentar nuestra opinión de auditoría.

4. No hemos auditado ni aplicado procedimientos de auditoría sobre los estados contables de la sociedad controlada Capdo S.A. al 31 de diciembre de 2007, utilizados para valuar la inversión en dicha sociedad mediante el método de valor patrimonial proporcional e incorporados en los estados contables consolidados de MIRGOR S.A.C.I.F.I.A. con sus sociedades controladas a dicha fecha. Esta inversión representa al 31 de diciembre de 2007 el 2,6% del total del activo, 0,6% del resultado a esa fecha de MIRGOR S.A.C.I.F.I.A. y el 1,8% de los activos consolidados de MIRGOR S.A.C.I.F.I.A. y sus sociedades controladas.

5. Tal como se menciona en la nota 4. a los estados contables adjuntos, al 31 de diciembre de 2007 la Sociedad y sus sociedades controladas mantenían registrados créditos fiscales no corrientes en concepto de impuesto al valor agregado e impuesto a la ganancia mínima presunta por $6.748.490 cuya recuperabilidad depende de que las sociedades generen suficientes ingresos impositivos para su absorción. Si bien la Dirección de la Sociedad entiende que en función al plan de negocios dichos créditos serán recuperables, a la fecha de emisión de este informe no es posible estimar el importe que se recuperará de los mismos.

6. En nuestra opinión, excepto por el efecto de los ajustes, si los hubiera, que pudieran haberse requerido de no haber mediado la limitación en el alcance descripta en el párrafo 4., y sujeto al efecto de los ajustes que podrían haberse requerido de conocerse la resolución de la incertidumbre mencionada en el párrafo 5., los estados contables mencionados en el párrafo 1. presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de MIRGOR S.A.C.I.F.I.A. y la situación patrimonial consolidada de MIRGOR S.A.C.I.F.I.A. con sus sociedades controladas al 31 de diciembre de 2007 y los respectivos resultados de sus operaciones y los flujos de su efectivo por el ejercicio finalizado en esa fecha de conformidad con las normas pertinentes de la provincia de Tierra del Fuego, Antártida e Islas del Atlántico Sur, República Argentina.

7. En relación al estado de situación patrimonial MIRGOR S.A.C.I.F.I.A. y al estado de situación patrimonial consolidado de MIRGOR S.A.C.I.F.I.A. con sus sociedades controladas al 31 de diciembre de 2006 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el ejercicio finalizado en esa fecha, presentados con propósitos comparativos, informamos que con fecha 9 de marzo de 2007 hemos emitido un informe de auditoría que incluyó (a) una salvedad por limitación en el alcance sobre la inversión en la sociedad controlada Capdo S.A., y (b) una salvedad indeterminada en relación con la recuperabilidad de ciertos créditos fiscales cuyo saldo ascendía a $6.101.714.

8. En cumplimiento de disposiciones vigentes, informamos que:

    a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances y, en nuestra opinión, han sido preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores.

    b) Excepto por lo indicado en la Nota 9 a los estados contables adjuntos, los estados contables de MIRGOR S.A.C.I.F.I.A. surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes y de acuerdo con las condiciones establecidas en la Disposición N° 1000/00 de la Inspección General de Justicia de Tierra del Fuego de fecha 13 de diciembre de 2000.

    c) La información contenida en los puntos 2. y 3. de la "Reseña Informativa por el ejercicio finalizado el 31 de diciembre de 2007", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de diciembre de 2007 y 2006 adjuntos y al 31 de diciembre de 2005, 2004 y 2003 (luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la nota 1.b) a los estados contables adjuntos), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 10 de marzo 2006, 11 de marzo de 2005 y 10 de marzo de 2004 , respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente.

    d) Al 31 de diciembre de 2007, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $329.748, no siendo exigible a esa fecha.

e) Durante el ejercicio finalizado el 31 de diciembre de 2007, hemos facturado honorarios por servicios de auditoría prestados a la emisora, que representan el 91% del total facturado a la emisora por todo concepto, el 58% del total de servicios de auditoría facturados a la emisora, a la controlante y controlada y, el 58% del total facturado a la emisora, a la controlante y controlada por todo concepto.

Ciudad Autónoma de Buenos Aires,
6 de marzo de 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.T.F. Cámara Río Grande. T° 1 F° 3

Karén Grigorian
(Socio)
Contador Público (U.B.A.)
C.P.C.E.T.F. Cámara Río Grande. T° 1 F° 237

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. (U.S. "SEC") File No.: 82-3941

Domicilio Legal: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 12 de agosto de 2004.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N° 37, INICIADO EL 1 DE ENERO DE 2007
RESEÑA INFORMATIVA (*)
Por el ejercicio finalizado el 31 de diciembre de 2007
(Cifras expresadas en pesos – ver Nota 1.b)

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO

Habiendo transcurrido ya las elecciones presidenciales se han calmado las ansiedades por la continuidad del modelo económico, pero aún continúan y con mas fuerza los reclamos de los sectores asalariados por lograr mejoras en sus ingresos.

La producción automotriz continúa en aumento pero a tasas menores.

Las ventas de aire acondicionado residencial han tenido un importante crecimiento dado que es el periodo de mayores ventas, además de la incorporación del aire acondicionado de ventana.

Las ventas de Mirgor en este trimestre, en unidades, aumentaron un 35.5% con relación al cuarto trimestre de 2006.

Las ventas de sistemas de climatización para autos con aire acondicionado crecieron un 38,4% durante el cuarto trimestre del año, siendo su participación del 88.4% dentro del mix de productos.

En el caso de los tableros de instrumentos, se advierte una disminución con respecto al mismo trimestre del año anterior del 33.1% y del 23.8% respecto al tercer trimestre del presente año.

Las ventas de aire acondicionado residencial aumentaron en el período, pasando de 69.797 unidades en el cuarto trimestre del año anterior a 112.558 en este trimestre, lo que representa un aumento del 61.3%.

2. ESTRUCTURA PATRIMONIAL CONSOLIDADA

	31/12/2007	31/12/2006	31/12/2005	31/12/2004	31/12/2003
Activo Corriente	410.096.404	252.279.352	162.979.749	99.680.710	67.547.756
Activo no Corriente	61.855.690	52.421.886	24.863.153	26.556.016	32.391.773
Total del Activo	471.952.094	304.701.238	187.842.902	126.236.726	99.939.529
Pasivo Corriente	289.484.456	176.834.854	102.322.723	57.508.603	33.133.081
Pasivo no Corriente	4.767.529	5.439.603	3.100.800	6.032.289	11.411.548
Total del Pasivo	294.251.985	182.274.457	105.423.523	63.540.892	44.544.629
Participación Minoritaria	16.033	12.152	7.315	5.196	4.119
Patrimonio Neto	177.684.076	122.414.629	82.412.064	62.690.638	55.390.781
Total de Pasivo y Patrimonio Neto	471.952.094	304.701.238	187.842.902	126.236.726	99.939.529

3. ESTRUCTURA DE RESULTADOS CONSOLIDADOS

	31/12/2007	31/12/2006	31/12/2005	31/12/2004	31/12/2003
Resultado operativo ordinario	61.290.797	39.659.811	27.929.181	17.491.758	414.982
Resultados financieros	(1.289.928)	563.520	(6.844.800)	(8.938.563)	(994.056)
Otros (egresos) / ingresos	88.880	(230.863)	(854.542)	88.840	(1.535.015)
Impuesto a las ganancias	(816.421)	14.934	(505.080)	(1.341.100)	(792.549)
Resultado participación minoritaria	(3.881)	(4.837)	(2.119)	(1.078)	(589)
Resultado neto	59.269.447	40.002.565	19.722.640	7.299.857	(2.907.227)

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		31/12/2007		31/12/2006		31/12/2005		31/12/2004		31/12/2003	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	246.032	690.747	184.917	579.707	117.689	358.217	92.533	275.243	63.595	215.288
Ventas	(3)	210.872	562.992	149.177	461.891	85.267	256.059	77.832	232.293	51.810	186.643
- Locales		201.488	532.277	137.235	399.727	78.415	206.949	54.464	150.632	27.582	84.255
Equipos c/aire		76.557	241.801	55.331	173.228	25.206	90.593	21.413	74.837	16.274	41.451
Equipos s/aire		10.007	31.938	8.569	32.994	7.749	32.572	10.623	36.183	6.487	25.065
Tableros		2.366	11.753	3.538	14.288	5.873	22.359	7.173	22.149	4.821	17.739
AA Res.		112.558	246.785	69.797	179.217	39.587	61.425	15.255	17.463		
- Exportación		9.384	30.715	11.942	62.164	6.852	49.110	23.368	81.661	24.228	102.388

(1) A partir del ejercicio 2004 se exponen las unidades vendidas por Interclima S.A. como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	31/12/2007	31/12/2006	31/12/2005	31/12/2004	31/12/2003
Liquidez	1,42	1,43	1,59	1,73	2,04
Solvencia	0,60	0,67	0,78	0,99	1,24
Inmovilización del capital	0,13	0,17	0,13	0,21	0,32
Rentabilidad	0,33	0,33	0,24	0,12	-0,05

6. COTIZACIONES (valores a tanto por 1$ de valor nominal)

ENE 06	ENE 07	FEB 06	FEB 07	MAR 06	MAR 07
40.20	88.50	48.90	98.00	53.00	88.00
ABR 06	ABR 07	MAY 06	MAY 07	JUN 06	JUN 07
59.50	96.50	59.00	109	52.00	119.45
JUL 06	JUL 07	AGO 06	AGO 07	SET 06	SET 07
60.00	117.00	60.00	113.00	59.00	132.00
OCT06	OCT 07	NOV 06	NOV 07	DIC 06	DIC 07
73.00	135.45	74.50	164.00	80.00	154.80

7. PERSPECTIVAS

Se reitera la incertidumbre del impacto sobre los costos, de las políticas que tome el gobierno para enfrentar la inflación, déficit energético y salarios.

Se espera la obtención de nuevos productos, sobre los cuales existen gestiones en curso, pero ninguna confirmación aún.

Buenos Aires, 6 de marzo de 2008

Lic. Roberto G. Vazquez
Presidente

(*) Información no cubierta por el informe de auditoría excepto 2, 3 y 5.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. (U.S. "SEC") File No.: 82-3941

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N° 37, POR EL EJERCICIO INICIADO EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 12 de agosto de 2004.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 31 de mayo de 2070.

Sociedad Controlante: Ver en Nota 6 a los estados contables individuales.

Composición del capital: Ver Nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2007

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	15.712.032	19.019.000
Créditos por ventas - Nota 2	211.812.352	134.965.182
Créditos fiscales - Nota 2	4.151.025	2.468.448
Otros créditos - Nota 2	703.093	543.486
Bienes de cambio - Nota 2	177.717.902	95.283.236
TOTAL DEL ACTIVO CORRIENTE	410.096.404	252.279.352
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 2	9.298.464	7.049.188
Otros créditos - Nota 2	143.735	677.228
Bienes de uso - Nota 1.f.a)	51.579.722	44.139.712
Activos intangibles - Nota 1.f.b)	312.632	34.621
SUBTOTAL DEL ACTIVO NO CORRIENTE	61.334.553	51.900.749
Llave de negocio	521.137	521.137
TOTAL DEL ACTIVO NO CORRIENTE	61.855.690	52.421.886
TOTAL DEL ACTIVO	471.952.094	304.701.238

Las notas 1 a 4 y el anexo H a los estados contables consolidados y las notas 1 a 12 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2007

COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	232.224.645	138.798.789
Préstamos - Nota 2	36.870.275	22.265.485
Remuneraciones, cargas sociales y fiscales - Nota 2	13.591.529	10.413.234
Anticipos de clientes - Nota 2	572.619	1.900.930
Otros pasivos - Nota 2	6.225.388	3.456.416
TOTAL DEL PASIVO CORRIENTE	289.484.456	176.834.854
PASIVO NO CORRIENTE		
Préstamos - Nota 2	4.032.579	4.825.493
Deudas fiscales - Nota 2	-	405.695
Otros pasivos - Nota 2	734.950	208.415
TOTAL DEL PASIVO NO CORRIENTE	4.767.529	5.439.603
TOTAL DEL PASIVO	294.251.985	182.274.457
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	16.033	12.152
PATRIMONIO NETO	177.684.076	122.414.629
TOTAL DEL PASIVO, PARTICIPACION DE TERCEROS Y PATRIMONIO NETO	471.952.094	304.701.238

Las notas 1 a 4 y el anexo H a los estados contables consolidados y las notas 1 a 12 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
Ventas netas de bienes y servicios - Nota 2	819.741.119	566.314.985
Costo de los bienes vendidos	(705.740.483)	(485.663.767)
GANANCIA BRUTA	114.000.636	80.651.218
Gastos de administración - Anexo H	(27.696.331)	(22.068.633)
Gastos de comercialización - Anexo H	(25.013.508)	(18.922.774)
Resultados financieros y por tenencia generados por activos:		
Intereses	2.365.866	2.505.329
Diferencia de cambio	83.843	42.021
Resultado por tenencia de bienes de cambio	7.863.320	3.980.209
Previsión para deudores incobrables	174.023	209.000
Previsión para desvalorización de créditos fiscales	(44.803)	506.626
Previsión para desvalorización y obsolescencia de bienes de cambio	693.249	(110.541)
Resultado por tenencia de bonos	-	344.090
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(6.631.008)	(5.080.695)
Diferencia de cambio	(5.794.418)	(1.832.519)
Otros ingresos y egresos - Neto	88.880	(230.863)
GANANCIA ANTES DEL IMPUESTO A LAS GANANCIAS	60.089.749	39.992.468
Impuesto a las ganancias	(816.421)	14.934
GANANCIA DESPUES DEL IMPUESTO A LAS GANANCIAS	59.273.328	40.007.402
Participación de terceros en sociedades controladas	(3.881)	(4.837)
GANANCIA NETA DEL EJERCICIO	59.269.447	40.002.565

Las notas 1 a 4 y el anexo H a los estados contables consolidados y las notas 1 a 12 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

Información complementaria

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	19.019.000	19.024.378
Efectivo al cierre del ejercicio	15.712.032	19.019.000
(Disminución) neta del efectivo	(3.306.968)	(5.378)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS		
Ganancia neta del ejercicio	59.269.447	40.002.565
Intereses y diferencia de cambio devengada sobre deuda	3.711.479	2.240.216
Impuesto a las ganancias	816.421	(14.934)
Ajustes para arribar al flujo neto de efectivo generado por las actividades operativas		
Depreciaciones de bienes de uso y amortizaciones de activos intangibles	5.058.101	3.562.603
Resultado (ganancia) por venta de bienes de uso	-	(29.506)
Participación minoritaria	3.881	4.837
(Disminución) de la previsión para deudores incobrables	(174.023)	(209.000)
(Disminución) Aumento de la previsión para desvalorización y obsolescencia de bienes de cambio	(693.249)	110.541
Aumento (Disminución) de la previsión para desvalorización de créditos fiscales	44.803	(506.626)
Variación en activos y pasivos operativos		
(Aumento) de créditos por ventas	(76.673.147)	(55.844.338)
(Aumento) de bienes de cambio	(81.741.417)	(33.396.117)
Disminución (Aumento) de otros créditos	373.886	(451.351)
Aumento de deudas comerciales	93.425.856	56.431.014
(Disminución) Aumento de remuneraciones, cs. sociales y fiscales (neto de créditos fiscales)	(2.020.477)	1.205.134
(Disminución) de anticipo de clientes	(1.328.311)	(6.870.049)
Aumento de otros pasivos	3.295.507	2.685.591
Intereses pagados	(2.901.375)	(1.289.710)
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	467.382	7.630.870

(1) Considerando como efectivo a caja y bancos.

Las notas 1 a 4 y el anexo H a los estados contables consolidados y las notas 1 a 12 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

ESTADO DE FLUJO EFECTIVO (1) CONSOLIDADO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
ACTIVIDADES DE INVERSION		
Altas de bienes de uso	(12.283.624)	(20.911.952)
Adquisición de inversiones y llave de negocio (2)	-	(8.051.391)
Ventas de bienes de uso	-	29.506
Inversión en intangibles	(492.498)	-
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(12.776.122)	(28.933.837)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(91.198.228)	(38.017.046)
Ingreso por préstamos	104.200.000	59.314.635
Dividendos pagados	(4.000.000)	-
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES DE FINANCIACIÓN	9.001.772	21.297.589
(DISMINUCION) NETA DEL EFECTIVO	(3.306.968)	(5.378)

(1) Considerando como efectivo a caja y bancos.

(2) Neto del efectivo y otros rubros patrimoniales incorporados en la adquisición de CAPDO S.A.

Las notas 1 a 4 y el anexo H a los estados contables consolidados y las notas 1 a 12 y el anexo C a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados contables consolidados y deben leerse conjuntamente con los mismos.

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables en la preparación y presentación de los estados contables:

De acuerdo con lo dispuesto por la Resolución Nro. 368 de la Comisión Nacional de Valores, la publicación de los estados contables consolidados deben presentarse precediendo a los estados contables individuales de la emisora. Esta disposición sólo implica un cambio de ubicación de la información consolidada, no modificando el carácter de información principal de los estados contables individuales y de complementario el de los estados contables consolidados, de acuerdo con lo establecido por la Ley de Sociedades Comerciales y las normas contables profesionales vigentes. Por tal motivo y para su correcta interpretación, los presentes estados contables consolidados deben ser leídos conjuntamente con los estados contables individuales.

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el Indice de Precios Internos Mayoristas (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativos en relación a los presentes estados contables.

c) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la Nota 1 a los estados contables individuales, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados consolidados han sido incorporadas línea por línea siguiendo los criterios de la Resolución Técnica N° 21 de la F.A.C.P.C.E. con las eliminaciones correspondientes y los bienes de uso han sido valuados a su valor corriente a la fecha de adquisición (Nota 10).

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

d) Bases de consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de diciembre de 2007 y 2006, con los de sus controladas Interclima Sociedad Anónima y CAPDO S.A. (esta última, desde su fecha de adquisición – Nota 10)

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el Capital ordinario y en votos posibles al 31/12/2007 y 31/12/2006		Fecha de cierre del ejercicio – último estado contable emitido
Interclima Sociedad Anónima	99,9667	99,9667	31/12/07
CAPDO Sociedad Anónima	95,00	95,00	31/12/07

En la consolidación, los importes de la inversión en las sociedades controladas y la participación en sus resultados y flujos de efectivo se reemplazan por la totalidad de los activos, pasivos, resultados y flujos de efectivo de las mismas, reflejando separadamente la participación minoritaria de terceros en sociedades controladas. Los créditos, deudas y las operaciones entre miembros del grupo consolidado se eliminan en la consolidación. Los resultados originados por operaciones entre miembros del grupo consolidado no trascendidos a terceros y contenidos en los saldos finales de activos y pasivos, han sido eliminados.

e) Estados contables utilizados en la consolidación:

Para la preparación de los estados consolidados al 31 de diciembre de 2007 y 2006, se utilizaron los estados contables de: 1) Interclima Sociedad Anónima a dichas fechas, los que cuentan con un informe de auditor de fecha 5 de marzo de 2008 y 9 de marzo 2007, respectivamente, los cuales contienen una salvedad determinada por la discrepancia en la valuación del pasivo por impuesto a las ganancias; (dicho ajuste ha sido considerado para la valuación de la inversión y en consecuencia en los presentes estados contables consolidados), y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de ciertos créditos fiscales. 2) CAPDO Sociedad Anónima al 31 de diciembre de 2007 y 2006, que cuenta con un informe de auditor sin salvedades de fecha 3 de marzo de 2008 y 26 de febrero de 2007, respectivamente.

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

f) Evolución de bienes de uso y activos intangibles:

a) Bienes de uso:

	31/12/2007	31/12/2006
Saldo al inicio	44.139.712	17.908.861
Altas	12.283.624	20.911.952
Altas por incorporación de sociedad	-	8.720.778
Depreciaciones	(4.843.614)	(3.401.879)
Saldo al cierre	51.579.722	44.139.712

b) Activos intangibles:

Saldo al inicio	34.621	195.345
Altas	492.498	-
Amortizaciones	(214.487)	(160.724)
Saldo al cierre	312.632	34.621

g) Estados contables comparativos:

Los saldos al 31 de diciembre de 2006, que se presentan con propósitos comparativos, incluyen ciertos cambios de exposición para adecuar su presentación a la del ejercicio finalizado el 31 de diciembre de 2007.

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/12/2007	31/12/2006
ACTIVO CORRIENTE		
Caja y bancos		
Caja en moneda nacional	23.609	175.194
Caja en moneda extranjera	20.650	12.263
Bancos en moneda nacional	12.917.557	16.975.903
Bancos en moneda extranjera	2.750.216	1.855.640
	15.712.032	19.019.000
Créditos por ventas		
Deudores por ventas	211.629.891	135.208.985
Deudores por ventas en moneda extranjera	857.293	605.052
Previsión para deudores incobrables -	(674.832)	(848.855)
	211.812.352	134.965.182
Créditos fiscales		
I.V.A. saldo a favor	2.554.829	120.370
Retenciones y percepciones de ingresos brutos	1.596.196	2.264.384
Otros	-	83.694
	4.151.025	2.468.448
Otros créditos		
Seguros a devengar	224.159	193.659
Préstamos y adelantos al personal	317.480	150.063
Otros	161.454	199.764
	703.093	543.486
Bienes de cambio		
Productos elaborados	40.408.609	28.235.117
Materia prima	120.489.999	58.163.046
Subtotal	160.898.608	86.398.163
Materia prima en tránsito	18.780.453	18.026.027
Anticipos a proveedores en moneda nacional	2.168.939	1.239.334
Anticipos a proveedores en moneda extranjera	7.949.524	2.392.583
Previsión para desvalorización y obsolescencia de bienes de cambio - A	(12.079.622)	(12.772.871)
	177.717.902	95.283.236

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2007	31/12/2006
ACTIVO NO CORRIENTE		
Créditos fiscales		
I.V.A. crédito fiscal	4.475.227	4.248.440
Crédito por impuesto a la ganancia mínima presunta	2.399.122	1.853.274
Retención impuesto a las ganancias	590.735	929.750
Saldo a favor de impuesto a las ganancias	1.025.701	-
Retenciones y percepciones de ingresos brutos	708.208	-
Reintegros a cobrar en moneda nacional	1.818.907	1.882.494
Beneficios promocionales a cobrar	1.229.537	1.229.537
Previsión para desvalorización de créditos fiscales - .	(3.172.052)	(3.127.249)
Otros créditos fiscales	223.079	32.942
	9.298.464	7.049.188
Otros créditos		
Sociedad Art. 33 y otras sociedades relacionadas - Nota 3	143.735	677.228
	143.735	677.228
PASIVO CORRIENTE		
Comerciales		
Proveedores	147.172.521	103.163.696
Proveedores en moneda extranjera	85.052.124	35.635.093
	232.224.645	138.798.789
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	4.112.741	3.190.825
Provisión para vacaciones y S.A.C.	1.690.618	829.685
Provisión para impuesto a las ganancias	261.288	-
Tasa seguridad e higiene	664.430	720.794
Ingresos brutos a pagar	784.707	756.122
Impuesto a la ganancia mínima presunta a pagar	449.646	-
Retenciones y percepciones	767.874	462.282
Otras deudas fiscales	4.860.225	4.453.526
	13.591.529	10.413.234

NOTA 2 – **COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación**

PASIVO CORRIENTE	**31/12/2007**	**31/12/2006**
Anticipos de clientes		
En moneda nacional	572.619	1.900.930
	572.619	1.900.930
Préstamos		
Financieros en moneda local	35.373.534	17.598.806
Financieros en moneda extranjera	1.496.741	4.666.679
	36.870.275	22.265.485
Otros pasivos		
Provisión para honorarios directores	4.076.281	2.526.281
Regalías a pagar	1.850.454	857.640
Otros	298.653	72.495
	6.225.388	3.456.416
PASIVO NO CORRIENTE		
Préstamos		
Financieros en moneda extranjera	4.032.579	4.825.493
	4.032.579	4.825.493
Deudas fiscales		
Ingresos brutos a pagar	-	405.695
	-	405.695
Otros pasivos		
Pasivo por impuesto a las ganancias diferido (1)	734.950	208.415
	734.950	208.415

	Ganancia / (Pérdida)	
Ventas netas de bienes y servicios	**31/12/2007**	**31/12/2006**
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 133.248.392 y de 91.195.737 respectivamente)	818.684.120	566.314.985
Ingresos por servicios	1.056.999	-
	819.741.119	566.314.985

(1) Al 31 de diciembre de 2007 y 2006, neto de 902.548 y 2.659.953 respectivamente, correspondiente a la previsión para desvalorización del activo por impuesto a las ganancias diferido - A

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Los saldos con sociedades relacionadas por el ejercicio finalizado el 31 de diciembre de 2007 y 2006, son los siguientes:

	31/12/2007	31/12/2006
Otros créditos (No corriente)		
IL TEVERE S.A. (1)	143.735	677.228
Total	143.735	677.228

(1) Sociedad controlante.

NOTA 4 – INFORMACIÓN POR SEGMENTOS

La Sociedad y sus sociedades controladas operan principalmente en los segmentos de negocio de climatización automotriz y residencial. Los criterios de valuación aplicables para preparar la información por segmentos de negocios son los descriptos en la Nota 1 de los presentes estados contables.

	CLIMATIZACION			
INGRESOS	**AUTOMOTRIZ**	**RESIDENCIAL**	**OTROS**	**TOTAL**
Ventas (netas de intereses implícitos)	434.932.544	250.503.184	1.056.999	686.492.727
Beneficio fiscal	80.947.569	52.300.823	-	133.248.392
Total	515.880.113	302.804.007	1.056.999	819.741.119
PATRIMONIAL				
Activos asignados	348.476.417	113.948.833	9.526.844	471.952.094
Altas de bienes de uso	10.793.154	1.490.470	-	12.283.624

ANEXO "H"

INFORMACION REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CONSOLIDADOS CORRESPONDIENTE POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007					31/12/2006
Rubros	Costos de producción	Costos de servicios	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	45.372.080	-	7.914.713	867.585	54.154.378	32.351.908
Contribuciones y beneficios sociales	10.449.430	-	2.564.639	220.601	13.234.670	9.825.258
Seguros	1.948.206	-	99.262	6.858	2.054.326	1.429.861
Honorarios	4.237.339	-	5.639.900	24.524	9.901.763	7.186.261
Impuestos, tasas y contribuciones	6.941.399	-	1.403.776	9.724.318	18.069.493	11.579.183
Mantenimiento	1.688.840	-	1.344.708	47.617	3.081.165	2.250.426
Depreciaciones de bienes de uso	3.530.492	170.626	1.114.327	28.169	4.843.614	3.401.879
Amortizaciones de activos intangibles	10.444	-	204.043	-	214.487	160.724
Alquileres	1.891.438	-	-	-	1.891.438	3.263.851
Gastos de nacionalización y despacho	8.949.892	-	-	-	8.949.892	7.413.105
Transportes, fletes y acarreos	45.249.673	-	-	9.698.295	54.947.968	34.625.871
Regalías	-	-	-	4.156.925	4.156.925	3.094.160
Gastos bancarios	-	-	4.428.543	-	4.428.543	2.995.026
Energía	613.554	-	-	-	613.554	470.988
Movilidad	29.301	-	501.328		530.629	401.438
Diversos	3.863.775	120.950	2.481.092	238.616	6.704.433	5.386.562
TOTALES 31/12/2007	134.775.863	291.576	27.696.331	25.013.508	187.777.278	
TOTALES 31/12/2006	84.845.094	-	22.068.633	18.922.774		125.836.501

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2007
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 2	4.693.077	9.009.116
Créditos por ventas - Nota 2	70.407.293	45.721.545
Créditos fiscales - Nota 2	3.063.842	393.374
Otros créditos - Nota 2	29.477.618	287.789
Bienes de cambio - Nota 2	134.759.662	74.440.593
TOTAL DEL ACTIVO CORRIENTE	242.401.492	129.852.417
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades - Anexo C	50.705.027	39.476.191
Créditos fiscales - Nota 2	2.900.839	1.960.026
Otros créditos - Nota 2	143.735	8.233.902
Bienes de uso	37.778.621	30.837.889
Activos intangibles	312.632	24.177
SUBTOTAL DEL ACTIVO NO CORRIENTE	91.840.854	80.532.185
Llave de negocio	495.080	495.080
TOTAL DEL ACTIVO NO CORRIENTE	92.335.934	81.027.265
TOTAL DEL ACTIVO	334.737.426	210.879.682

Las notas 1 a 12 y el anexo C adjunto integran los presentes estados contables.

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2007
COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
PASIVO		
PASIVO CORRIENTE		
Deudas comerciales - Nota 2	103.929.524	51.335.166
Préstamos - Nota 2	36.870.275	22.265.485
Remuneraciones, cargas sociales y fiscales - Nota 2	6.309.298	4.936.660
Anticipos de clientes - Nota 2	-	1.586.540
Otros pasivos - Nota 2	5.111.674	3.297.639
TOTAL DEL PASIVO CORRIENTE	152.220.771	83.421.490
PASIVO NO CORRIENTE		
Préstamos - Nota 2	4.032.579	4.825.493
Deudas fiscales - Nota 2	-	218.070
Otros pasivos - Nota 2	800.000	-
TOTAL DEL PASIVO NO CORRIENTE	4.832.579	5.043.563
TOTAL DEL PASIVO	157.053.350	88.465.053
PATRIMONIO NETO (Según estado respectivo)	177.684.076	122.414.629
TOTAL DEL PASIVO Y PATRIMONIO NETO	334.737.426	210.879.682

Las notas 1 a 12 y el anexo C adjunto integran los presentes estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. (U.S. "SEC") File No.: 82-3941

ESTADO DE RESULTADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 80.947.569 y de 55.841.464 respectivamente) - Nota 4.e)	508.184.950	352.201.664
Costo de los bienes vendidos	(424.241.803)	(298.358.451)
GANANCIA BRUTA	83.943.147	53.843.213
Gastos de administración	(22.613.487)	(19.331.907)
Gastos de comercialización	(14.392.095)	(10.377.434)
Resultado de inversiones permanentes - Nota 2	11.228.836	13.884.968
Resultados financieros y por tenencia generados por activos		
Intereses	1.651.255	1.575.312
Diferencia de cambio	107.379	93.009
Resultado por tenencia de bienes de cambio	7.469.710	3.845.109
Resultado por tenencia de bonos	-	344.090
Previsión para deudores incobrables	174.023	209.000
Previsión para desvalorización y obsolescencia de bienes de cambio	1.702.956	421.084
Previsión para desvalorización de créditos fiscales	(103.075)	(333.356)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(5.253.750)	(3.211.745)
Diferencia de cambio	(5.716.722)	(2.156.732)
Otros ingresos neto - Nota 2	1.071.270	1.197.954
GANANCIA NETA DEL EJERCICIO	59.269.447	40.002.565
RESULTADO POR ACCION - NOTA 11		
BASICO - ORDINARIO	2,9635	2,0001
DILUIDO - ORDINARIO	2,9635	2,0001

Las notas 1 a 12 y el anexo C adjunto integran los presentes estados contables.

ESTADO DE EVOLUCION DEL PATRIMONIO NETO CORRESPONDIENTE AL EJECICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) –

DETALLE	31/12/2007									31/12/2006
	Aportes de los propietarios				Resultados acumulados					
	Capital social	Ajustes del capital social	Primas de emisión	Sub total	Ganancias reservadas: Reserva legal	Ganancias reservadas: Otras reservas (*)	Ganancias reservadas: Total	Resultados no asignados	Total	Total
Saldos al inicio del ejercicio	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	108.661.280	122.414.629	82.412.064
Distribucion de dividendos dispuesta por la Asamblea General Ordinaria N° 63 del 30 de abril de 2007								(4.000.000)	(4.000.000)	
Ganancia neta del ejercicio								59.269.447	59.269.447	40.002.565
Saldos al 31 de diciembre de 2007	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	163.930.727	177.684.076	
Saldos al 31 de diciembre de 2006	2.000.000	4.155.936	5.243.562	11.399.498	2.280.143	73.708	2.353.851	108.661.280		122.414.629

(*) Ver nota 3.b-

Las notas 1 a 12 y anexo C adjuntos integran los presentes estados contables.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria. (U.S. "SEC") File No.: 82-3941

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	9.009.116	17.137.992
Efectivo al cierre del ejercicio	4.693.077	9.009.116
(Disminución) neta del efectivo	(4.316.039)	(8.128.876)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia neta del ejercicio	59.269.447	40.002.565
Intereses y diferencia de cambio devengada sobre deuda	3.711.479	1.560.216
Ajustes para arribar al flujo neto de efectivo (utilizado en) las actividades operativas		
Depreciación de bienes de uso y amortización de activos intangibles	2.986.683	2.375.972
Resultado (ganancia) por venta de bienes de uso	-	(29.506)
(Disminución) neto de previsión para deudores incobrables	(174.023)	(209.000)
(Disminución) de previsión para desvalorización y obsolescencia de bienes de cambio	(1.702.956)	(421.084)
Aumento previsión para desvalorización de créditos fiscales	103.075	333.356
Resultado de inversiones permanentes	(11.228.836)	(13.884.968)
Variación en activos y pasivos operativos		
(Aumento) de créditos por ventas	(24.511.725)	(28.090.601)
(Aumento) de bienes de cambio	(58.616.113)	(19.886.360)
(Aumento) de otros créditos	(21.099.662)	(7.766.795)
Aumento de deudas comerciales	52.594.358	20.479.431
(Disminución) Aumento de anticipo de clientes	(1.586.540)	2.949.723
(Disminución) Aumento de remuneraciones, cargas sociales y fiscales (neto de créditos fiscales)	(2.559.788)	1.586.540
Aumento (Disminución) de otros pasivos	2.614.035	(1.391.558)
Intereses pagados	(2.901.375)	(1.289.710)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES OPERATIVAS	(3.101.941)	(3.681.779)

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 12 y el anexo C adjunto integran los presentes estados contables.

ESTADO DE FLUJO DE EFECTIVO (1) CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

	31/12/2007	31/12/2006
ACTIVIDADES DE INVERSION		
Adquisiciones netas de bienes de uso	(9.723.372)	(17.981.723)
Adquisiciones de inversiones permanentes (incluye Llave de negocio)	-	(7.792.469)
Venta de bienes de uso	-	29.506
Inversión en intangibles	(492.498)	-
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES DE INVERSION	(10.215.870)	(25.744.686)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(91.198.228)	(38.017.046)
Ingreso por préstamos	104.200.000	59.314.635
Dividendos pagados	(4.000.000)	-
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES DE FINANCIACION	9.001.772	21.297.589
(DISMINUCION) NETA DEL EFECTIVO	(4.316.039)	(8.128.876)

(1) Considerando efectivo a caja y bancos.

Las notas 1 a 12 y el anexo C adjunto integran los presentes estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicadas en la preparación y presentación de los estados contables

Los presentes estados contables fueron preparados de acuerdo con las normas contables vigentes establecidas por la Comisión Nacional de Valores (C.N.V.).

Mediante las Resoluciones Generales N° 485, 487 y 494, la Comisión Nacional de Valores (C.N.V.) dispuso la adopción (con algunas modificaciones) y aplicación para los ejercicios completos o períodos intermedios correspondientes a los ejercicios iniciados a partir del 1° de enero de 2006 de las RTs N° 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 y 23 y las interpretaciones 1, 2, 3 y 4 de la F.A.C.P.C.E

Para las cuestiones no previstas en las normas contables generales o particulares y que no pueden resolverse mediante la utilización del Marco Conceptual de las normas contables, deberán aplicarse en forma supletoria las Normas Internacionales de Información Financiera e Interpretaciones aprobadas por el International Accounting Standard Board, que se encuentren vigentes en el ejercicio para el que aplique la supletoriedad.

Respecto de la diferencia entre el valor contable ajustado de los bienes de uso y su base fiscal es una diferencia que fue considerada como una diferencia permanente. El efecto total (en términos de impuesto) de la diferencia por reexpresión de los bienes de uso e intangibles al cierre de los presentes estados contables asciende a 297.937. De haberse considerado la mencionada diferencia como temporaria, el patrimonio neto de la Sociedad al inicio del ejercicio hubiera disminuido en 344.729, y el efecto sobre los resultados del ejercicio finalizado el 31 de diciembre de 2007 hubiera implicado un menor cargo contable por impuesto a las ganancias de 46.792.

De haberse registrado la diferencia temporaria antes mencionada, el impacto en el cargo contable por impuesto a las ganancias diferido de los próximos ejercicios se vería reducido de la siguiente manera:

Plazos y valores	
Ejercicio	Monto
2008	27.483
2009	20.671
2010	11.848
2011 en adelante	237.935
Total	297.937

La preparación de los estados contables, de acuerdo con normas contables profesionales vigentes, requiere la consideración por parte de la Dirección de la Sociedad de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados contables, como así también los montos de ingresos y gastos de cada ejercicio. Los resultados finales pueden diferir de esas estimaciones.

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

b) Reexpresión en moneda homogénea

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cuál corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haberse reconocido las variaciones del poder adquisitivo de la moneda hasta esta última fecha no han sido significativos en relación a los presentes estados contables.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables son los siguientes:

- Caja y bancos:
  - En moneda nacional: a su valor nominal.
  - En moneda extranjera: se convirtieron al tipo de cambio vigente al cierre de cada ejercicio para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados de cada ejercicio.

- Créditos y pasivos:
  - En moneda local: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

- En moneda extranjera: se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontados, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Estos saldos fueron convertidos a moneda local al tipo de cambio vigente a la fecha de cierre de cada ejercicio aplicable para la liquidación de las respectivas operaciones. Las diferencias de cambio fueron imputadas al resultado de cada ejercicio.

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga créditos a sus clientes, entre los cuales se incluyen terminales automotrices, las cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Pasivos por costos laborales: los pasivos por costos laborales se devengan en los ejercicios en los cuales los empleados hayan prestado el servicio que dio origen a tales contraprestaciones.

- Instrumentos financieros: la Sociedad no ha utilizado instrumentos financieros derivados en el ejercicio cerrado el 31 de diciembre de 2007 y 2006. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales, en opinión de la Dirección de la Sociedad, no difieren de su valor corriente.

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a su costo de reposición al cierre de cada ejercicio considerando los precios de contado para los volúmenes habituales de compra. Asimismo, para los bienes importados se han considerado los costos de reposición en moneda extranjera siendo convertidos al tipo de cambio vigente al cierre de cada ejercicio.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre de cada ejercicio con límite en su valor neto de realización.

  - Los anticipos a proveedores se valúan a su valor nominal, aquellos que corresponden a saldos en moneda extranjera fueron convertidos al tipo de cambio de cierre de cada ejercicio.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

El valor de los bienes de cambio al cierre de cada ejercicio y luego de considerar la previsión para desvalorización y obsolescencia, no supera su valor recuperable.

- Participaciones Permanentes en Sociedades Controladas:

Interclima S.A.: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de diciembre de 2007 y 2006 de Interclima S.A., los que incluyen un informe de auditor de fecha 5 de marzo de 2008 y 9 de marzo de 2007, con salvedades determinadas por discrepancia en la valuación del pasivo por el impuesto a las ganancias y con una salvedad indeterminada relacionada con la incertidumbre vinculada con la recuperabilidad de los créditos fiscales.
Por otra parte, en la determinación del valor patrimonial proporcional fue considerado un ajuste al valor de libros de la sociedad controlada para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.).
El resultado por la participación en la sociedad controlada se expone en el rubro "Resultado de inversiones permanentes" del estado de resultados.

Capdo S.A.: Se ha determinado en base al valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los activos y pasivos computados a sus valores corrientes a la fecha de adquisición y considerando los resultados devengados desde dicha fecha hasta la fecha de cierre de los estados contables de Capdo S.A. al 31 de diciembre de 2007 y 2006, los que incluyen un informe de auditor de fecha 3 de marzo de 2008 y 26 de febrero de 2007 sin salvedades.
El resultado por la participación en la sociedad controlada se expone bajo el rubro "Resultado de inversiones permanentes" del estado de resultados.

- Bienes de Uso:

  - Los bienes de uso se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las depreciaciones acumuladas hasta la finalización de cada ejercicio.

  - La depreciación es calculada por el método de la línea recta, aplicando tasas anuales suficientes para extinguir los bienes de uso al final de su vida útil estimada.

  - La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- El valor de los bienes de uso, a nivel de unidad generadora de efectivo, no supera su valor recuperable.

- Activos Intangibles:
  - Los activos intangibles se valuaron a su costo original reexpresado de acuerdo con lo mencionado en la Nota 1.b, neto de las amortizaciones acumuladas hasta la finalización de cada ejercicio.
  - Las amortizaciones se calculan siguiendo el método de la línea recta.
  - La valuación de los activos intangibles se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que el valor de libros de los mismos podría exceder su valor recuperable. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia del estado de resultados.
  - El valor de libros de los activos intangibles, considerados en su conjunto, no supera su valor recuperable.
  - En lo que respecta a las licencias para la comercialización de los productos adquiridos por la Sociedad, y considerando la evaluación de su capacidad para generar beneficios futuros, han sido amortizadas por el método lineal en tres años a partir de la utilización económica de las mismas.

- Llave de negocio:

  La llave de negocio ha sido generada por la adquisición de CAPDO S.A., la Sociedad ha considerado que este intangible tiene vida útil indefinida, dado que no se encuentra sujeta a un plazo de utilización contractual o legal y se estima que generará fondos en el futuro en un plazo indefinido.

  El valor de la llave de negocio se revisa para verificar si ha sufrido alguna desvalorización, cuado existe algún indicio que el valor de libros podría exceder su valor recuperable.

- Previsiones:

  Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas a su valor estimado de recupero, la misma se ha constituido sobre un análisis individual de los mismos.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

b) Para desvalorización y obsolescencia de bienes de cambio: se ha constituido para adecuar el valor de ciertas existencias de productos terminados y otros bienes de cambio obsoletos o de lenta rotación a su valor probable de recupero.

c) Para desvalorización de créditos fiscales: se ha constituido para reducir el valor de libros de dichos créditos a su valor estimado de recupero, en su determinación se han considerado las estimaciones de la Dirección de la Sociedad y la opinión de sus asesores legales.

d) Para desvalorización del activo por impuesto a las ganancias diferido: ha sido constituido para reducir el valor de dichos activos a su valor estimado de recupero, para ello se ha considerado tanto la situación fiscal de la Sociedad como así también las proyecciones futuras.

- Cuentas de patrimonio neto:

Se encuentran reexpresadas de acuerdo con lo indicado en la Nota 1.b, excepto la cuenta "Capital social", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajustes del capital social".

- Cuentas del estado de resultados:

- Se computaron a su valor nominal con las siguientes excepciones:

a) Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de las sociedades controladas, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adoptar los criterios de valuación de la Sociedad, y el ajuste para reflejar los efectos de la omisión de la registración del pasivo por el impuesto a las ganancias (ver apartado Impuesto a las ganancias – situación en Interclima S.A.)

b) Las depreciaciones de los bienes de uso y la amortización de los activos intangibles fueron calculadas sobre el valor de los activos respectivos, reexpresados de acuerdo con lo mencionado en la Nota 1.b.

c) El costo de los bienes vendidos se determinó sobre la base de los costos de reposición de cada mes. El resultado por tenencia se expone en el rubro "Resultados financieros y por tenencia".

d) Bajo la denominación de "Resultados financieros y por tenencia" se exponen en forma conjunta: a) las ganancias y costos financieros, b) los resultados por tenencia de bienes de cambio, c) las diferencias de cambio y d) los cargos y reversiones por créditos incobrables, desvalorizaciones y obsolescencia de bienes de cambio y otros activos en general.

e) La Sociedad ha segregado los componentes financieros implícitos devengados durante cada ejercicio en la medida en que fueran significativos.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- Impuesto a las ganancias e impuesto a la ganancia mínima presunta:
  - Situación de MIRGOR S.A.C.I.F.I.A.

La Sociedad determina el cargo por impuesto a las ganancias de acuerdo con el método del impuesto a las ganancias diferido, el cual consiste en el reconocimiento, como crédito o deuda del efecto impositivo de las diferencias temporarias entre la valuación contable e impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se produce la reversión de las mismas, considerando asimismo la posibilidad de aprovechamiento de los quebrantos impositivos en el futuro. Las diferencias temporarias determinan saldos activos o pasivos de impuesto a las ganancias diferido cuando su reversión futura disminuya o aumente los impuestos determinados.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos a la tasa del 1%, de modo que la obligación fiscal de la Sociedad coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta durante los siguientes diez ejercicios.

Al 31 de diciembre de 2007, la Sociedad cuenta con quebrantos impositivos por la suma de 633.340 (los cuales son utilizables hasta el 31 de diciembre de 2012). Al 31 de diciembre de 2007 existe un activo por impuesto a las ganancias diferido de 902.548, el que ha sido desvalorizado en su totalidad en base a las expectativas actuales sobre la probabilidad de su utilización con ganancias sujetas al impuesto, y la situación fiscal de la compañía referida en la Nota 4.

La evolución del crédito por impuesto a las ganancias diferido y el cargo a resultados en el ejercicio finalizado el 31 de diciembre de 2007 y 2006, respectivamente, es la siguiente:

	31/12/2007		31/12/2006	
	Crédito por impuesto diferido	Impuesto a las ganancias - Ganancia/(pérdida)	Crédito por impuesto diferido	Impuesto a las ganancias - Ganancia/(pérdida)
Saldo al inicio del ejercicio - neto de previsión	-	-	-	-
Aumento / Consumo de quebrantos impositivos	140.962	140.962	(438.579)	(438.579)
Disminución de las diferencias temporarias activas	(31.986)	(31.986)	(96.062)	(96.062)
Prescripción de quebranto impositivo	(1.866.381)	(1.866.381)		
Variación de la previsión para la desvalorización del activo por impuesto a las ganancias diferido	1.757.405	1.757.405	534.641	534.641
Saldo al cierre del ejercicio - neto de previsión	-	-	-	-

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

La conciliación entre el cargo a resultados registrado por el impuesto a las ganancias y el resultante de aplicar la tasa del 35% establecida por las normas impositivas vigentes al resultado contable del período es la siguiente:

	31/12/2007	31/12/2006
Ganancia neta del ejercicio antes del impuesto a las ganancias	59.269.447	40.002.565
Diferencias permanentes (*)	(59.580.807)	(38.475.019)
Resultado neto de diferencias permanentes	(311.360)	1.527.546
Tasa del impuesto	35%	35%
Impuesto determinado	108.976	(534.641)
Prescripción de quebranto impositivo	(1.866.381)	-
Variación de la previsión para desvalorización de los activos diferidos	1.757.405	534.641
Cargo contable por impuesto a las ganancias	-	-

(*) Incluye resultado exento por promoción por actividad industrial de Tierra del Fuego.

El detalle de las partidas incluidas en el crédito por impuesto a las ganancias diferido al 31 de diciembre de 2007 y 2006 es el siguiente:

Diferencias temporarias activas	31/12/2007	31/12/2006
Previsiones no deducibles	351.341	559.127
Diversos	329.538	153.738
Quebrantos impositivos	221.669	1.947.088
Crédito por impuesto a las ganancias diferido al cierre antes de previsión	902.548	2.659.953
Previsión para desvalorización del crédito por impuesto a las ganancia diferido	(902.548)	(2.659.953)
Crédito por impuesto a las ganancias diferido al cierre neto de previsión	-	-

En el ejercicio finalizado al 31 de diciembre de 2007, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias y ascendió a 419.989. Dicho monto fue registrado en los créditos fiscales no corrientes, cuyo saldo acumulado a la fecha asciende a 2.273.263. La Dirección de la Sociedad entiende que en función del plan de negocios futuros dichos saldos serán recuperables.

- Situación en la sociedad controlada Interclima S.A.

La Dirección de la sociedad controlada, a partir de la crisis económica y por la salida del Régimen de Convertibilidad consideró que estaban dadas las condiciones para la aplicación del ajuste por inflación impositivo, en función de ello

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

confeccionó y presentó la declaración jurada del impuesto a las ganancias por el ejercicio finalizado el 31 de diciembre de 2002 en base a saldos ajustados utilizando para el cálculo los coeficientes determinados según la variación del Índice de Precios Internos Mayoristas (IPIM), lo que llevó a determinar un quebranto impositivo de aproximadamente 5.200.000.

A los efectos de contar con la protección jurisdiccional correspondiente, la Dirección de la Interclima S.A. interpuso ante el Poder Judicial una medida cautelar por entender que debido a la alta inflación que había afectado al ejercicio 2002, debía dejarse sin efecto el artículo 39 de la Ley N° 24.073 del año 1992, que establece en uno el índice aplicable para el ajuste por inflación impositivo, dado que el mismo había sido incorporado a la legislación en un contexto económico totalmente distinto al que se presentaba en el ejercicio 2002.

Con fecha 17 de julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Sociedad controlada ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

El 15 de octubre de 2004 el juez de primera instancia que entiende en el amparo interpuesto por la Sociedad controlada emitió un pronunciamiento para que la AFIP acepte la legitimidad del ajuste por inflación previsto en el Titulo VI de la Ley 20.628 de impuesto a las ganancias y resolvió declarar la inconstitucionalidad de los artículos 4° de la Ley 25.561 en cuanto modifica los artículos 7° y 10° de la Ley 23.928 y el artículo 5° del Decreto 214/02, y el articulo 39° de la ley 24.073, por avasallar los artículos 14° y 17° de la Constitución Nacional y ordenó a la AFIP a computar el ajuste por inflación en el ejercicio social cerrado el 31 de diciembre de 2002 y presentada el 8 de mayo de 2003, la cual fue apelada por el Fisco Nacional. La Cámara de apelaciones declaró desierto el recurso de apelación deducido, como consecuencia de ello, la AFIP introdujo un recurso extraordinario el cual fue denegado por la Cámara. El Procurador General de la Nación sostuvo en un dictamen reciente que debe habilitarse la revisión de la sentencia de la Cámara de Comodoro Rivadavia que había declarado desierto el recurso ante la Corte Suprema de Justicia interpuesto por la AFIP, ante la sentencia favorable para Interclima de primera y segunda instancia.
Considerando la denegatoria, mencionada en el párrafo anterior, la AFIP interpuso un recurso de queja ante la Corte Suprema de la Nación, el que fue concedido por dicho tribunal a fines del presente ejercicio. Consecuentemente, las actuaciones fueron remitidas nuevamente a la Cámara de Apelaciones interviniente para que proceda a dictar un nuevo fallo.

De no practicarse el ajuste por inflación impositivo, Interclima S.A. hubiera determinado por el ejercicio 2002 un impuesto a las ganancias, de aproximadamente 384.342, (luego del cómputo de quebrantos de períodos anteriores), de 854.892 por el ejercicio finalizado el 31 de diciembre de 2003, de 1.279.585 por el ejercicio finalizado el 31 de diciembre de 2004 y de 39.793 por el

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 1 – **BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación**

ejercicio finalizado el 31 de diciembre de 2005, más los intereses devengados de aproximadamente 2.170.397 calculados al 31 de diciembre de 2007. Los montos mencionados totalizan 4.729.009 al 31 de diciembre de 2007.

NOTA 2 - **COMPOSICION DE LOS PRINCIPALES RUBROS**

	31/12/2007	31/12/2006
ACTIVO CORRIENTE		
Caja y bancos		
Caja moneda nacional	13.207	12.472
Caja moneda extranjera	20.650	12.263
Bancos moneda nacional	1.909.004	7.128.741
Bancos moneda extranjera	2.750.216	1.855.640
	4.693.077	9.009.116
Créditos por ventas		
Deudores por ventas en moneda nacional	70.724.345	46.221.906
Deudores por ventas en moneda extranjera	357.780	348.494
Previsión para deudores incobrables	(674.832)	(848.855)
	70.407.293	45.721.545
Créditos fiscales		
I.V.A. saldo a favor	1.997.001	-
Retenciones y percepciones de ingresos brutos	1.066.841	322.515
Otros	-	70.859
	3.063.842	393.374
Otros créditos		
Seguros a devengar	116.276	104.439
Préstamos y adelantos al personal	317.480	150.063
Sociedad Art. 33 - Ley 19.550 y otras sociedades relacionadas - Nota 7	28.875.942	-
Otros	167.920	33.287
	29.477.618	287.789
Bienes de cambio		
Productos elaborados	36.404.185	22.467.694
Materia prima	80.286.046	47.323.659
Subtotal	116.690.231	69.791.353
Materia prima en tránsito	18.689.338	12.325.319
Anticipos a proveedores en moneda nacional	1.628.281	850.319
Anticipos a proveedores del exterior	6.854.214	2.278.960
Previsión para desvalorización y obsolescencia de bienes de cambio	(9.102.402)	(10.805.358)
	134.759.662	74.440.593

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/12/2007	31/12/2006
ACTIVO NO CORRIENTE		
Créditos fiscales		
Retenciones y percepciones de ingresos brutos	500.000	-
I.V.A. saldo a favor - Nota 4	93.481	93.481
Impuesto a la ganancia mínima presunta - Nota 4	2.273.263	1.853.274
Beneficios promocionales a cobrar - Nota 4	1.229.537	1.229.537
Reintegros a cobrar en moneda nacional - Nota 4	1.016.396	1.016.393
Activo por impuesto a las ganancias diferido	902.548	2.659.953
Previsión para desvalorización del activo por impuesto a las ganancias diferido	(902.548)	(2.659.953)
Previsión para desvalorización de créditos fiscales	(2.368.657)	(2.265.582)
Otros	156.819	32.923
	2.900.839	1.960.026
Otros créditos		
Sociedad Art. 33 - Ley 19.550 y otras sociedades relacionadas - Nota 7	143.735	8.233.902
	143.735	8.233.902
PASIVO CORRIENTE		
Comerciales		
Proveedores	24.468.421	16.342.864
Proveedores en moneda extranjera	79.461.103	34.992:302
	103.929.524	51.335.166
Remuneraciones, cargas sociales y fiscales		
Sueldos y cargas sociales	3.101.106	2.808.365
Provisión para S.A.C. y vacaciones	1.310.449	552.266
Tasa seguridad e higiene	524.740	604.780
Ingresos brutos a pagar	281.341	383.350
Retenciones y percepciones	767.875	462.282
Impuesto a la ganancia mínima presunta a pagar	323.787	-
Otras deudas fiscales	-	125.617
	6.309.298	4.936.660

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 2 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS - Continuación

PASIVO CORRIENTE	31/12/2007	31/12/2006
Préstamos		
Financieros en moneda local	35.373.534	17.598.806
Financieros en moneda extranjera	1.496.741	4.666.679
	36.870.275	22.265.485
Anticipos de clientes		
En moneda nacional	-	1.586.540
	-	1.586.540
Otros pasivos		
Regalías a pagar	1.850.454	786.424
Provisión para honorarios directores	3.260.000	2.510.000
Otros	1.220	1.215
	5.111.674	3.297.639
PASIVO NO CORRIENTE		
Deudas fiscales		
Ingresos brutos a pagar	-	218.070
	-	218.070
Préstamos		
Financieros en moneda extranjera	4.032.579	4.825.493
	4.032.579	4.825.493
Otros pasivos		
Sociedad Art. 33 - Ley 19.550 y otras sociedades relacionadas - Nota 7	800.000	-
	800.000	-

	Ganancia/ (Pérdida)	
Resultado de inversiones permanentes	31/12/2007	31/12/2006
Interclima S.A.	10.857.137	13.884.968
CAPDO S.A.	371.699	-
	11.228.836	13.884.968
Otros ingresos - Neto		
Alquileres	1.200.000	1.200.000
Otros	(128.730)	(2.046)
	1.071.270	1.197.954

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

El capital social de la Sociedad está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto, emitido e integrado, según el siguiente detalle:

Clase de acciones	Votos	Cantidad
Clase "A"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "B"	Con derecho a tres (3) votos c/u.	5.200.000
Clase "C"	Con derecho a un (1) voto c/u.	9.600.000
Total		20.000.000

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

b) Otras reservas – para futuros dividendos

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701, respectivamente.

NOTA 4 – SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES

La Sociedad se encuentra alcanzada por los beneficios del Régimen de Promoción Industrial establecido por la Ley N° 19.640 por los bienes y para las actividades desarrolladas en la Provincia de Tierra del Fuego. En este sentido la Sociedad goza de ciertos beneficios impositivos y aduaneros, los cuales mediante el Decreto 1234/2007 del Poder Ejecutivo Nacional fueron prorrogados hasta el año 2023, que incluyen:

a) Impuesto a las ganancias: Mediante el Decreto 1395/94 el Poder Ejecutivo Nacional estableció que a partir del 1° de septiembre de 1994 debía atribuirse como renta exenta del impuesto a las ganancias por las utilidades imputables a la Provincia de Tierra del Fuego, el 85% del precio de venta al cliente. Con posterioridad por aplicación del Decreto 615/97 el Estado Nacional restituyó determinados beneficios impositivos otorgados por la Ley de Promoción Industrial introduciendo, a partir del 1° de agosto de 1997, modificaciones que establecieron que la exención de la que gozarían las mencionadas actividades serían del 100% de acuerdo al Art.1 y 4 inc a) de la Ley 19.640.

b) Impuesto al Valor Agregado: Las ventas de la Sociedad están gravadas por el impuesto al valor agregado a la tasa del 21%, dicho impuesto es cobrado a los clientes. El Decreto 1395/94 dispuso que el crédito fiscal presunto computable a partir del 1° de

NOTA 4 – **SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES – Continuación**

septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% del precio neto de venta al cliente, por lo que la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995. Con la emisión del Decreto N° 615/97 se estableció que el crédito fiscal presunto computable a partir del 1° de agosto de 1997 es equivalente al que resulta de aplicar el 100% sobre la tasa del gravamen al precio neto de venta al cliente.

c) Certificados de crédito fiscal: Por medio de la Ley N° 23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990, como consecuencia de esto la Sociedad efectuó los pagos correspondientes al Impuesto a los Capitales e Impuesto al Valor Agregado que, según lo establecía la Ley, serían reembolsados a través de Bonos de Consolidación de Deudas.

La Resolución General N° 3838/94 de la Dirección General Impositiva reglamentó la forma en que los mencionados bonos serían obtenidos, en función a ello al Sociedad contabilizó los créditos por 1.511.788 (valor histórico).

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó a la Sociedad del reconocimiento de un monto superior a favor de la Sociedad de (2.194.142) (valor histórico sin reexpresar) como consecuencia de la aplicación de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Así mismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853 (valor histórico sin reexpresar) a ser tramitado por otros procedimientos.

El Ministerio de Economía y de Obras y Servicios Públicos estableció a través de la Resolución N° 580/96 que los créditos contra el Estado Nacional emergentes de la suspensión de la Promoción Industrial establecida en la Ley N° 23.697 y que sean anteriores al 1° de abril de 1991 serán cancelados a través de la entrega de Bonos de Consolidación de Deuda.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

Como consecuencia de ello la Sociedad ha contabilizado el crédito reconocido al valor de cotización vigente al cierre de cada ejercicio, que al 31 de diciembre de 2007 y 2006 ascienden a 1.229.537, los que se encuentran totalmente previsionados.

d) Derechos aduaneros y tasa de estadística: Para todos los insumos importados y que sean empleados para sus operaciones en Tierra del Fuego no son abonados por la Sociedad en virtud de la Ley 19.640.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 4 – **SITUACION FISCAL DE LA SOCIEDAD: REGIMEN IMPOSITIVO – CRÉDITOS FISCALES - Continuación**

e) Reintegros en moneda nacional: En función a lo establecido por la Ley N° 19.640 las exportaciones realizadas desde el continente a Tierra del Fuego son beneficiadas por estos reintegros.
Debido a la demora en el pago por parte del Estado Nacional, la Sociedad ha presentado solicitudes de cobro ante la Dirección General de Aduanas, si bien estas solicitudes han tenido resoluciones denegatorias en etapas administrativas (actualmente se encuentran dentro de la Dirección Legal y Técnica Aduanera a la espera de producir los dictámenes respectivos), los asesores legales y la Dirección de la Sociedad entienden que las operaciones se realizaron de acuerdo al marco normativo de la Ley N° 19.640 y por ende les corresponde la percepción de los reintegros que la normativa oportunamente vigente prescribía.

Los beneficios correspondientes al ejercicio finalizado el 31 de diciembre de 2007 y 2006, respecto a lo mencionado en los incisos anteriores asciende a:

	Ejercicio finalizados el 31 de diciembre	
	2007	2006
Impuesto al Valor Agregado (Inc. b)	80.947.569	55.841.464
Derechos aduaneros y tasa de estadistica (montos aproximados) (Inc. d)	54.616.239	25.918.831

Asimismo y considerando el Régimen Impositivo al cual se encuentra sujeto la Sociedad, según lo indicado en los párrafos anteriores, al 31 de diciembre de 2007 la Sociedad mantenía créditos fiscales por impuesto a la ganancia mínima presunta por aproximadamente 2.3 millones y la Sociedad y su Sociedad controlada (Interclima S.A.) mantenían créditos fiscales por Impuesto al Valor Agregado por aproximadamente 4.5 millones, expuestos en el activo no corriente. La recuperabilidad de estos créditos por 6.8 millones en los estados contables consolidados y de 2.3 millones en los estados contables individuales depende, entre otros factores, de la posibilidad de que las Sociedades generen ingresos sujetos a impuestos durante los próximos ejercicios. En este sentido la Dirección de la Sociedad entiende que en función al plan de negocios futuro, dichos créditos serán recuperables.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 5 – CLIENTES SIGNIFICATIVOS

Por el ejercicio finalizados al 31 de diciembre de 2007 y 2006, las ventas a sus clientes más significativos fueron:

	31/12/2007	31/12/2006
Volkswagen Argentina S.A.	29%	31%
Peugeot Citröen Argentina S.A	29%	22%
Renault Argentina S.A.	21%	22%
General Motors Argentina	15%	16%
Mercedes Benz	5%	7%
Otros	1%	2%

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: Il Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Ciudad Autónoma de Buenos Aires

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

Por el ejercicio finalizado el 31 de diciembre de 2007 y 2006 la Sociedad realizó operaciones con las sociedades controladas y la controlante, siendo los saldos de créditos y deudas los siguientes:

	31/12/2007	31/12/2006
CORRIENTE		
Otros créditos		
INTERCLIMA S.A. (1)	28.875.942	-
Total	28.875.942	-
NO CORRIENTE		
Otros créditos		
IL TEVERE S.A. (2)	143.735	677.228
INTERCLIMA S.A. (1)	-	7.556.674
Total	143.735	8.233.902
Otras pasivos		
CAPDO S.A. (1)	800.000	-
Total	800.000	-

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 7 – **INFORMACION SOBRE PARTES RELACIONADAS – Continuación**

Las transacciones realizadas con la sociedad controlada y controlante por los ejercicios finalizados el 31 de diciembre de 2007 y 2006 son los siguientes:

	31/12/2007		
	Compra de mercaderías	**Préstamos**	**Otros Servicios**
INTERCLIMA S.A. (1)	10.082.596	-21.319.268	1.200.000
IL TEVERE S.A. (2)	-	-538.089	-
CAPDO S.A. (1)	-	800.000	-
	10.082.596	-21.057.357	1.200.000

	31/12/2006		
	Compra de mercaderías	**Préstamos**	**Otros Servicios**
INTERCLIMA S.A. (1)	5.992.253	-11.609.902	1.200.000
IL TEVERE S.A. (2)	-	217.191	-
	5.992.253	-11.392.711	1.200.000

(1) Sociedad controlada.

(2) Sociedad controlante.

NOTA 8 – **RETENCION DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS EN EFECTIVO**

Cuando se configure el pago de dividendos en efectivo en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. Las utilidades que no tributan impuesto a las ganancias por contar con los beneficios de la ley N° 19.640 no se hallan sujetas al impuesto de igualación.

NOTA 9 – **LIBROS RUBRICADOS**

Debido a demoras sufridas en el proceso administrativo de rubrica del Libro Diario en la Inspección General de Justicia (I.G.J.), a la fecha de emisión de los presentes estados contables, la Sociedad se encuentra en proceso de transcripción de las operaciones correspondientes al presente ejercicio en dicho libro.

A continuación se detallan los libros de rúbrica con fecha posterior al de las operaciones respectivas:

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 9 – LIBROS RUBRICADOS – Continuación

Diario N°	Fecha de rúbrica	Operaciones del período
69	29 de agosto de 2006	19/04/06 al 23/05/06
70	29 de agosto de 2006	23/05/06 al 23/06/06
71	25 de septiembre de 2006	23/06/06 al 24/07/06
72	25 de septiembre de 2006	24/07/06 al 29/08/06
73	24 de noviembre de 2006	29/08/06 al 28/09/06
74	24 de noviembre de 2006	28/09/06 al 16/10/06
75	21 de diciembre de 2006	16/10/06 al 23/11/06
76	21 de diciembre de 2006	23/11/06 al 21/12/06
81	5 de julio de 2007	24/04/07 al 29/05/07
82	11 de septiembre de 2007	29/05/07 al 26/06/07
83	11 de septiembre de 2007	26/06/07 al 25/07/07
84	8 de noviembre de 2007	25/07/07 al 24/08/07
85	8 de noviembre de 2007	24/08/07 al 13/09/07
86	28 de noviembre de 2007	13/09/07 al 11/10/07
87	1 de febrero de 2008	11/10/07 al 07/11/07
88	1 de febrero de 2008	07/11/07 al 01/12/07

NOTA 10 – ADQUISICION DE PARTICIPACION ACCIONARIA

El 21 de diciembre de 2006, la Sociedad adquirió una participación equivalente al 95% de Capdo S.A., una sociedad vinculada al grupo económico al que pertenece la sociedad controlante por un monto de 7.792.470, el que había sido totalmente pagado al 31 de diciembre de 2006. Dicha sociedad es propietaria de un inmueble en la provincia de Buenos Aires, que permitirá entre otras cosas, ampliar y mejorar la provisión de bienes producidos a una de las terminales con la que la Sociedad opera.

NOTA 11 - UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto de cada período asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante los mismos períodos. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la finalización del ejercicio correspondiente hasta la fecha de la emisión de los estados contables.

NOTAS A LOS ESTADOS CONTABLES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2007, COMPARATIVAS CON EL EJERCICIO ANTERIOR
- Cifras expresadas en pesos (Nota 1.b) -

NOTA 12 –REGIMEN INFORMATIVO PARA INVERSORES DEL EXTERIOR

Los presentes estados contables fueron preparados dando cumplimiento a las normas sobre régimen informativo para inversores del exterior establecidas por la Comisión Nacional de Valores (CNV) en la Resolución Nro. 368 y sus modificaciones Capítulo XXIII Anexo III, en función a lo mencionado, los mismos se encuentran de acuerdo con normas contables vigentes en la Argentina. Los efectos de las diferencias entre las normas contables vigentes en Argentina y las normas contables vigentes en países donde los presentes estados contables pueden ser utilizados, distintos de Argentina, no han sido cuantificados.

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIONES EN SOCIEDADES POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE 2007 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Cifras expresadas en pesos (Nota 1.b) -

2007												2006
Denominación y característica de los valores	Valores nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Información sobre el emisor						Valor de libros
						Actividad principal	Últimos estados contables emitidos				% de participac. s/ capital social	
							Fecha	Capital	Rdo. del ejercicio	P. Neto		
Inversiones no corrientes: Soc.Art. 33 Ley 19.550												
INTERCLIMA S.A.	1	11.996	8.815.917	43.035.938	43.035.938	Fabricación de autopartes e intercambiadores p/equipos de aire acondicionado y calefacción	31/12/07	12.000	11.665.532	48.158.879	99.97%	32.178.801
CAPDO S.A.	1	6.650.000	7.792.470	7.669.089	7.669.089	Inmobiliaria	31/12/07	7.000.000	431.466	6.821.402	95.00%	7.297.390
Total inversiones no corrientes					50.705.027							39.476.191

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

Financial Statements for the period beginning January 1, 2007 and ended September 30, 2007, presented jointly with the Limited Review Report (Translation into English – originally issued in Spanish)

Ernst & Young

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
MIRGOR S.A.C.I.F.I.A.
(C.U.I.T. (Argentine taxpayer identification number): 30-57803607-1)

1. We performed a limited review of the accompanying balance sheet of MIRGOR S.A.C.I.F.I.A. as of September 30, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of September 30, 2007, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. Such financial statements are the responsibility of the Company's Management.

2. Except as stated in paragraph (3), our review was performed in accordance with FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to the limited review of interim financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. We did not perform any limited review of the financial statements of the subsidiary Capdo S.A. as of September 30, 2007, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of September 30, 2007, this equity interest represented 2.9% of the total assets of MIRGOR S.A.C.I.F.I.A., 0.8% of the total income as of such date of MIRGOR S.A.C.I.F.I.A. and 1.8% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

4. As of September 30, 2007, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits totaling ARS 6,846,945, the recoverability of which depends on the companies' possibility of carrying enough taxable income to absorb them. As of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

5. Based on our review, except for the effect of adjustments, if any, that might have been required, if our work scope limitation described in paragraph 3. had not taken place, we have not become aware of any significant change that should be made to the financial statements mentioned in paragraph 1. for them to be presented in conformity with professional accounting standards effective in the Province of Tierra del Fuego, Antarctica and South Atlantic Island, Argentina, and the applicable provisions of Argentine Business Associations Law and CNV (Argentine Securities Commission) regulations. This representation should be read considering the uncertainties described above in paragraph 4., the resolution of which may not be determined as of the date of this report.

6. Regarding the balance sheet of MIRGOR S.A.C.I.F.I.A., and of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, and the statements of income, changes in shareholders' equity, and cash flows of MIRGOR S.A.C.I.F.I.A., and MIRGOR S.A.C.I.F.I.A. and its subsidiaries for the nine-month period ended September 30, 2006, presented for comparative purposes, we report that:

a) On March 9, 2007, we issued an auditors' report on the financial statements of MIRGOR S.A.C.I.F.I.A., and of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, which included qualifications for (a) a scope limitation related to the investment in the affiliate Capdo S.A.; and (b) an unresolved uncertainty related to the recoverability of certain tax credits amounting to ARS 6,101,714. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2006.

b) On November 10, 2006, we issued a limited review report on the financial statements of MIRGOR S.A.C.I.F.I.A., and of MIRGOR S.A.C.I.F.I.A. and its subsidiary for the nine-month period ended September 30, 2006, which included a qualification for unresolved uncertainty regarding the recoverability of certain tax credits amounting to ARS 5,950,955.

7. In compliance with current legal requirements, we further report that:

a) The financial statements mentioned in paragraph 1. have been transcribed into the Inventory and Financial Statements book.

b) Except as mentioned in Note 9 to the accompanying financial statements, the financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current regulations.

The information included in points 2, 3 and 5 of the "Summary of events for the nine-month period ended September 30, 2007", filed by the Company to meet CNV regulations, results from the accompanying financial statements as of September 30, 2007, and as of September 30, 2006, 2005, 2004 and 2003, the latter of which after being restated in constant pesos through February 28, 2003, as detailed in note 1.b. to the accompanying stand-alone financial statements, not included in the document attached hereto, on which we had issued our limited review reports dated November 10, 2006, November 10, 2005, November 10, 2004, and November 10, 2003, respectively, to which we refer and are to be read jointly with this report.

c) As of September 30, 2007, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's books of account amounted to ARS 305,536, none of which was due and payable as of that date.

Buenos Aires,
November 6, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.T.F. Cámara Río Grande Vol. 1 - Fo. 3

KARÉN GRIGORIAN
(Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.T.F. Cámara Río Grande - Vol. 1 Fo. 237

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
MIRGOR S.A.C.I.F.I.A.
(C.U.I.T. (Argentine taxpayer identification number): 30-57803607-1)

1. We performed a limited review of the accompanying balance sheet of MIRGOR S.A.C.I.F.I.A. as of September 30, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of September 30, 2007, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. Such financial statements are the responsibility of the Company's Management.

2. Except as stated in paragraph (3), our review was performed in accordance with FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to the limited review of interim financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. We did not perform any limited review of the financial statements of the subsidiary Capdo S.A. as of September 30, 2007, which are used to value the equity interest in such company by the equity method and included in the consolidated financial statements of MIRGOR S.A.C.I.F.I.A. with its subsidiaries as of that date. As of September 30, 2007, this equity interest represented 2.9% of the total assets of MIRGOR S.A.C.I.F.I.A., 0.8% of the total income as of such date of MIRGOR S.A.C.I.F.I.A. and 1.8% of the consolidated assets of MIRGOR S.A.C.I.F.I.A. and its subsidiaries.

4. As of September 30, 2007, the Company and its subsidiaries booked noncurrent minimum presumed income tax and value-added tax credits totaling ARS 6,846,945, the recoverability of which depends on the companies' possibility of carrying enough taxable income to absorb them. As of the date of issuance of this report, it is not possible to estimate the recoverable amount of such credits.

5. Based on our review, except for the effect of adjustments, if any, that might have been required, if our work scope limitation described in paragraph 3. had not taken place, we have not become aware of any significant change that should be made to the financial statements mentioned in paragraph 1. for them to be presented in conformity with professional accounting standards effective in the Province of Tierra del Fuego, Antártida and South Atlantic Island, Argentina, and the applicable provisions of Argentine Business Associations Law and CNV (Argentine Securities Commission) regulations. This representation should be read considering the uncertainties described above in paragraph 4., the resolution of which may not be determined as of the date of this report.

6. Regarding the balance sheet of MIRGOR S.A.C.I.F.I.A., and of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, and the statements of income, changes in shareholders' equity, and cash flows of MIRGOR S.A.C.I.F.I.A., and MIRGOR S.A.C.I.F.I.A. and its subsidiaries for the nine-month period ended September 30, 2006, presented for comparative purposes, we report that:

a) On March 9, 2007, we issued an auditors' report on the financial statements of MIRGOR S.A.C.I.F.I.A., and of MIRGOR S.A.C.I.F.I.A. and its subsidiaries as of December 31, 2006, which included qualifications for (a) a scope limitation related to the investment in the affiliate Capdo S.A.; and (b) an unresolved uncertainty related to the recoverability of certain tax credits amounting to ARS 6,101,714. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2006.

b) On November 10, 2006, we issued a limited review report on the financial statements of MIRGOR S.A.C.I.F.I.A., and of MIRGOR S.A.C.I.F.I.A. and its subsidiary for the nine-month period ended September 30, 2006, which included a qualification for unresolved uncertainty regarding the recoverability of certain tax credits amounting to ARS 5,950,955.

7. In compliance with current legal requirements, we further report that:

a) The financial statements mentioned in paragraph 1. have been transcribed into the Inventory and Financial Statements book.

b) Except as mentioned in Note 9 to the accompanying financial statements, the financial statements of MIRGOR S.A.C.I.F.I.A. result from books kept, in all formal respects, pursuant to current regulations.

The information included in points 2, 3 and 5 of the "Summary of events for the nine-month period ended September 30, 2007", filed by the Company to meet CNV regulations, results from the accompanying financial statements as of September 30, 2007, and as of September 30, 2006, 2005, 2004 and 2003, the latter of which after being restated in constant pesos through February 28, 2003, as detailed in note 1.b. to the accompanying stand-alone financial statements, not included in the document attached hereto, on which we had issued our limited review reports dated November 10, 2006, November 10, 2005, November 10, 2004, and November 10, 2003, respectively, to which we refer and are to be read jointly with this report.

c) As of September 30, 2007, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Company's books of account amounted to ARS 305,536, none of which was due and payable as of that date.

Buenos Aires,
November 6, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.T.F. Cámara Río Grande Vol. 1 - Fo. 3

KARÉN GRIGORIAN
(Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.T.F. Cámara Río Grande - Vol. 1 Fo. 237

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto G. Vazquez (*)

VICE-CHAIRMAN

Ing. Jorge Antonio Caputo

DIRECTORS

Mrs. Mónica María Caputo
Mr. José Fara (*)
Ing. Alejandro Carrera (*)

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Dr. Mauricio Blacher
Dr. Fabio Rozemblun
Lic. Martín Basaldúa
Dr. Eduardo Garcia Terán

STATUTORY AUDIT COMMITTEE

Statutory Auditors

Dr. Julio Cueto Rua
Dr. Mario Volman
Dr. Andrés Mercau Saavedra

Alternate Statutory Auditors

Dra.María Andrea Rabal
Dr. Hugo Kaplan
Dra. Maria Eugenia Ramirez

(*) Audit Committee members.

Translation into English – originally issued in Spanish

United States Securities and Exchange Commission
(U.S. "SEC") FILE N° 82-3941

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego.
Main business: Manufacturing air conditioning equipment for vehicles.
Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to by-laws: August 12, 2004.

Expiration date of the articles of incorporation: May 31, 2070.

FISCAL YEAR No. 37 BEGINNING JANUARY 1, 2007

SUMMARY OF EVENTS (*)

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

(Figures stated in Argentine pesos - Note 1.b)

1. BRIEF COMMENT ON THE COMPANY'S ACTIVITIES FOR THE PERIOD

This period elapsed between concerns for the continuity of Argentine economic policies due to the coming presidential elections and the claims by salary-earning sectors to manage to enhance their revenues.

Investments in new technologies, products and facilities have not stopped. Important cash flows were used therefor, according to the activity requirements established by customers. But incessant claims by the salary-earning sector and the considerable difficulties in managing to pass these higher costs onto prices, coupled with other increased services and rates, make it difficult to generate surpluses to continue reinvesting.

Growth rates, both of the economy in general and the industry in particular, continue to rise, but at lower rates. Even when the caps were not reached, a drop in variation rates is logical.

Auto production increased by 25% during the first nine months of the year, as compared with the same period the prior year. Exports increased by 36.8% during the same period, which confirms an upward trend of production of new models earmarked for other markets. This situation would be affected by the loss of the currency competitiveness in a high inflation context.

Sales of residential air conditioning appliances have shown a moderate growth, considering the coming period when the sales of this equipment increase.

Mirgor's sales in this quarter, in terms of units, increased by 13.8%, as compared to Q3 2006, which is lower than that shown in Q2 2007.

The sales of air quality and temperature control systems for cars with air conditioning increased by 14.6% during Q3 2007, and the mix of these products reached an 89% share, thus confirming the tendency to acquire cars with this equipment.

A slight 8.8% decrease and a 15.2% drop were noted in instrument panels, as compared to Q2 2007 and the same quarter of the prior year, respectively.

During the period, sales of residential air conditioning appliances increased from 62,742 units in the third quarter of the prior year to 78,962 this quarter, thus representing a 25.9% increase.

2. CONSOLIDATED BALANCE SHEET STRUCTURE

	09/30/2007	09/30/2006	09/30/2005	09/30/2004	09/30/2003
Current assets	417,189,702	272,187,953	137,400,373	93,272,065	61,808,100
Noncurrent assets	59,645,305	31,583,565	25,014,940	30,377,529	34,430,634
Total assets	476,835,007	303,771,518	162,415,313	123,649,594	96,238,734
Current liabilities	316,729,581	193,903,871	85,660,659	58,575,138	28,652,036
Noncurrent liabilities	3,928,776	2,053,525	2,973,300	6,222,571	12,989,443
Total liabilities	320,658,357	195,957,396	88,633,959	64,797,709	41,641,479
Minority interest	14,558	11,033	6,077	4,854	3,864
Shareholder´s equity	156,162,092	107,803,089	73,775,277	58,847,031	54,593,391
Total liabilities and Shareholder´s equity	476,835,007	303,771,518	162,415,313	123,649,594	96,238,734

3. CONSOLIDATED STATEMENT OF INCOME STRUCTURE

	09/30/2007	09/30/2006	09/30/2005	09/30/2004	09/30/2003
Ordinary operating income (loss) from recurring operations	37,671,084	24,962,777	19,104,540	6,994,398	(813,803)
Financial (expense) / income	820,698	1,004,827	(6,866,665)	(2,058,754)	(1,008,297)
Other (expenses) / revenues	1,212	(3,021)	(647,572)	(534,529)	(1,607,943)
Income tax	(743,125)	(569,841)	(503,570)	(944,129)	(274,240)
Minority interest (loss)	(2,406)	(3,717)	(880)	(736)	(334)
Net income (loss)	37,747,463	25,391,025	11,085,853	3,456,250	(3,704,617)

4. STATISTICAL DATA (1)

	09/30/2007		09/30/2006		09/30/2005		09/30/2004		09/30/2003	
Volume of units	Quarter.	Accum.	Quarter.	Accum.	Quarter.	Accum.	Quarter.	Accum.	Quarter.	Accum.
Production (2)	199,078	444,715	181,006	394,790	98,813	240,528	71,219	182,710	46,169	83,979
Sales (3)	166,810	352,120	146,819	312,714	72,561	170,792	53,626	96,437	41,010	79,280
- Local	157,072	330,789	128,219	262,492	56,427	128,534	32,633	58,526	20,434	34,498
Equipment with air conditioning	66,831	165,244	52,782	117,897	23,857	65,387	18,824	34,330	9,081	14,659
Equipment without air conditioning	8,174	21,931	9,035	24,425	8,493	24,823	8,789	14,988	6,921	11,900
Instrument Panels	3,105	9,387	3,660	10,750	6,721	16,486	5,020	9,208	4,432	7,939
Residential air conditioning	78,962	134,227	62,742	109,420	17,356	21,838	-	-	-	-
- Exports	9,738	21,331	18,600	50,222	16,134	42,258	20,993	37,911	20,576	44,782

(1) As from fiscal 2004, the units sold by Interclima S.A. are disclosed as statistical information.
(2) Including the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	09/30/2007	09/30/2006	09/30/2005	09/30/2004	09/30/2003
Liquidity	1.32	1.40	1.60	1.59	2.16
Solvency	0.49	0.55	0.83	0.91	1.31
Fixed asset-to-equity capital ratio	0.13	0.10	0.15	0.24	0.36

6. LISTED PRICE (VALUES PER ARS1 NOMINAL VALUE)

Jan 06	Jan 07	Feb 06	Feb 07	Mar 06	Mar 07
40.20	88.50	48.90	98.00	53.00	88.00
Apr 06	**Apr 07**	**May 06**	**May 07**	**Jun 06**	**Jun 07**
59.50	96.50	59.00	109	52.00	119.45
Jul 06	**Jul 07**	**Aug 06**	**Aug 07**	**Sep 06**	**Sep 07**
60.00	117.00	60.00	113.00	59.00	132.00

7. PROSPECTS

The activity should not change in the remaining months until year-end.

Doubts about the coming years are based on the policies to be adopted by the new government to face inflation, energy deficit and new investment encouragement challenges.

In the case of the auto industry, changes in the agreements with Brazil should be carefully followed, since the current agreement (PAN) expires by mid-2008.

Buenos Aires,
November 6, 2007

Lic. Roberto G. Vazquez
Chairman

* Information not covered by the Limited Review Report on Interim Financial Statements, except for 2, 3 and 5.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 37

FOR THE NINE-MONTH PERIOD BEGINNING JANUARY 1

AND ENDED SEPTEMBER 30, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR AND

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

Registered office: Einstein 1111 – Río Grande – Tierra del Fuego.

Main business: Manufacturing air conditioning equipment for vehicles.

Date of registration with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to by-laws: July 1, 1994.
- Of the last amendment to by-laws: August 12, 2004.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiration date of articles of incorporation: May 31, 2070.

Parent company: See Note 6 to the stand-alone financial statements.

Capital structure: See Note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	Argentine pesos
20,000,000 shares of common stock, face value ARS 0.10 each Subscribed, paid-in, issued and registered with the Public Registry of Commerce	2,000,000

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2007

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	12/31/2006
ASSETS		
CURRENT ASSETS		
Cash - Note 2	6,742,176	19,019,000
Trade receivables - Note 2	162,146,909	134,965,182
Tax credits - Note 2	4,513,049	2,468,448
Other receivables - Note 2	1,085,526	733,456
Inventories - Note 2	242,702,042	95,283,236
Total current assets	417,189,702	252,469,322
NONCURRENT ASSETS		
Tax credits - Note 2	9,093,536	7,049,188
Other receivables - Note 2	140,969	677,228
Property & equipment - Note 1.f.a)	49,551,336	44,139,712
Intangible assets - Note 1.f.b)	338,327	34,621
Subtotal noncurrent assets	59,124,168	51,900,749
Goodwill	521,137	521,137
Total noncurrent assets	59,645,305	52,421,886
Total assets	476,835,007	304,891,208
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	257,981,840	138,988,759
Salaries, payroll taxes and taxes payable - Note 2	12,645,498	10,413,234
Customer prepayments - Note 2	1,179,400	1,900,930
Loans - Note 2	39,194,085	22,265,485
Other liabilities - Note 2	5,728,758	3,456,416
Total current liabilities	316,729,581	177,024,824
NONCURRENT LIABILITIES		
Loans - Note 2	3,243,088	4,825,493
Taxes payable - Note 2	-	405,695
Other liabilities - Note 2	685,688	208,415
Total noncurrent liabilities	3,928,776	5,439,603
Total liabilities	320,658,357	182,464,427
MINORITY INTEREST IN SUBSIDIARIES	14,558	12,152
SHAREHOLDERS' EQUITY	156,162,092	122,414,629
Total liabilities, minority interest and shareholders'equity	476,835,007	304,891,208

Notes 1 through 4, and Exhibits H to the consolidated financial statements and notes 1 through 13, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly with those statements.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	09/30/2006
Net sales - Note 2	516,845,628	370,998,775
Cost of goods sold	(442,724,271)	(316,898,085)
Gross income	74,121,357	54,100,690
Administrative expenses - Exhibit H	(20,420,126)	(16,275,722)
Selling expenses - Exhibit H	(16,030,147)	(12,862,191)
Financial income (expense) and holding gains (losses) from assets:		
Interest	1,536,579	1,306,625
Foreign exchange difference	92,658	108,799
Inventories holding gains	5,872,269	3,573,694
Allowance for doubtful accounts	-	209,000
Allowance for impairment in value of tax credits	(44,803)	834,010
Allowance for obsolescence and impairment in value of inventories	505,635	(539,698)
Financial income (expense) and holding gains (losses) from liabilities:		
Interest	(3,677,426)	(3,092,521)
Foreign exchange difference	(3,464,214)	(1,395,082)
Other income, net	1,212	(3,021)
Income before income tax	38,492,994	25,964,583
Income tax	(743,125)	(569,841)
Income after income tax	37,749,869	25,394,742
Minority interest in subsidiaries	(2,406)	(3,717)
Net income for the period	37,747,463	25,391,025

Notes 1 through 4, and Exhibits H to the consolidated financial statements and notes 1 through 13, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly with those statements.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	09/30/2006
CHANGES IN CASH		
Cash at beginning of year	19,019,000	19,024,378
Cash at end of period	6,742,176	10,031,195
(Decrease) in cash, net	(12,276,824)	(8,993,183)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES:		
Net income for the period	37,747,463	25,391,025
Interest and foreign exchange difference accrued on debt	1,772,341	1,372,252
Income tax	743,125	569,841
Adjustments to arrive at net cash flows (used in) operating activities:		
P&E depreciation and intangible assets amortization	3,752,232	2,643,037
Gain from the sale of P&E	-	(29,506)
Minority interest	2,406	3,717
(Decrease) in the allowance for doubtful accounts	-	(209,000)
(Decrease) increase in the allowance for impairment in value and obsolescence of inventories	(505,635)	539,698
Increase (decrease) in the allowance for impairment in value of tax credits	44,803	(834,010)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(27,181,727)	(44,718,111)
(Increase) in inventories	(146,913,171)	(74,324,608)
Decrease (Increase) in other receivables	184,189	(314,295)
Increase in trade payables	118,993,081	78,626,872
(Decrease) Increase in salaries, payroll taxes and other taxes payable (net of tax credits)	(3,050,308)	3,545,040
(Decrease) in customer prepayments	(721,530)	(8,697,347)
Increase in other liabilities	2,749,615	1,751,990
Interest paid	(1,135,641)	(904,104)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	(13,518,757)	(15,587,509)
INVESTING ACTIVITIES:		
P&E additions	(8,975,064)	(9,189,934)
P&E sales	-	29,506
Investment in intangible assets	(492,498)	-
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(9,467,562)	(9,160,428)
FINANCING ACTIVITIES:		
Loan repayment	(34,490,505)	(30,628,000)
Inflows from loans	49,200,000	46,382,754
Dividends paid	(4,000,000)	-
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	10,709,495	15,754,754
(DECREASE) IN CASH, NET	(12,276,824)	(8,993,183)

(1) Cash comprises cash on hand and cash in banks.

Notes 1 through 4, and Exhibits H to the consolidated financial statements and notes 1 through 13, and Exhibit C to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of these consolidated financial statements and should be read jointly with those statements.

Translation into English – originally issued in Spanish
Supplementary Information

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Nota 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation:

As established by CNV (Argentine Securities Commission) Resolution No. 368, the consolidated financial statements are required to be presented preceding the issuer's stand-alone financial statements. This regulation only implies a change in the place of consolidated information, and it does not modify the fact that stand-alone financial statements constitute the main information and consolidated financial statements are supplementary, as set forth by Argentine Business Associations Law and current professional accounting standards. Therefore, the correct interpretation of these consolidated financial statements requires that they be read together with the stand-alone financial statements.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the Domestic Wholesale Price Index (WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation and disclosure method summary:

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current consolidated statements have been incorporated on a line-by-line basis following the method of FACPCE Technical Resolution No. 21, with the applicable eliminations, and P&E, which were valued at their current value as of the acquisition date (note 10).

d) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2006, and September 30, 2007, and 2006, as appropriate, line by line with those of its subsidiary, Interclima Sociedad Anónima. In addition, for the year ended December 31, 2006, and September 30, 2007, after acquiring CAPDO S.A., the consolidated financial statements as of that date include the consolidation of such company.

The following information reflects the parent-subsidiary relationship:

Subsidiary	Equity interest and voting rights as of 09/30/2007, 12/31/2006 and 09/30/2006	Period-end – latest financial statements issued
Interclima Sociedad Anónima	99.9667% - 99.9667% - 99.9667%	09/30/2007
CAPDO Sociedad Anónima	95.00% - 95.00% - 0%	09/30/2007

In the consolidation, the amounts invested in the subsidiaries and the share in income (loss) and cash flows are replaced by all the subsidiaries' assets, liabilities, income (loss) and cash flows, separately disclosing the third-party minority interests in subsidiaries. Receivables, payables, and transactions performed among members of the consolidated group were eliminated from the consolidation. Unrealized intercompany profits and losses contained in period-end assets and liabilities have been fully eliminated.

e) Financial statements used in the consolidation:

The following financial statements were used to prepare the consolidated financial statements as of December 31, 2006, and September 30, 2007, and 2006: 1) The financial statements of Interclima Sociedad Anónima as of those dates, on which the auditor's report was issued on March 9, 2007, and a limited review report on November 2, 2007, and November 10, 2006, respectively, including an "except for" qualification related to the income tax payable quantification (such adjustment was considered for the interest valuation and, consequently, in these consolidated financial statements), and with a qualification for uncertainty related to the recoverability of certain tax credits. 2) The financial statements of CAPDO Sociedad Anónima as of December 31, 2006, and September 30, 2007, on which an unqualified auditor's report was issued on February 26, 2007, and a limited review report on November 2, 2007, respectively.

f) Changes in P&E and intangible assets:

a) P&E:

	09/30/2007	12/31/2006
Balance at beginning	44,139,712	17,908,861
Additions	8,975,064	20,911,952
Additions for company acquisition	-	8,720,778
Depreciation	(3,563,440)	(3,401,879)
Balance as of period- end	49,551,336	44,139,712

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

b) Intangible assets:

	09/30/2007	12/31/2006
Balance at beginning	34,621	195,345
Additions	492,498	-
Amortization	(188,792)	(160,724)
Balance as of period-end	338,327	34,621

g) Comparative financial statements:

The amounts as of December 31, 2006, and September 30, 2006, include certain disclosure changes to adjust the presentation thereof to the period ended September 30, 2007.

2. BREAKDOWN OF MAIN ACCOUNTS

	09/30/2007	12/31/2006
CURRENT ASSETS		
Cash		
On hand in Argentine pesos	46,120	175,194
On hand in foreign currency	59,455	12,263
In banks in Argentine pesos	5,431,629	16,975,903
In banks in foreign currency	1,204,972	1,855,640
	6,742,176	19,019,000
Trade receivables		
Trade receivables	161,827,050	135,208,985
Trade receivables in foreign currency	994,691	605,052
Allowance for doubtful accounts	(674,832)	(848,855)
	162,146,909	134,965,182
Tax credits		
VAT credit	2,003,901	120,370
Turnover tax withholdings and additional withholdings	2,509,148	2,264,384
Other	-	83,694
	4,513,049	2,468,448
Other receivables		
Unaccrued insurance	400,930	193,659
Loans and advances to personnel	207,020	150,063
Claims receivable	302,864	-
Other	174,712	389,734
	1,085,526	733,456

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	09/30/2007	12/31/2006
Inventories		
Manufactured products	44,767,166	28,235,117
Raw material	176,191,052	58,163,046
Subtotal	220,958,218	86,398,163
Raw material in transit	25,310,805	18,026,027
Prepayments to vendors in Argentine pesos	2,532,848	1,239,334
Prepayments to vendors in foreign currency	6,167,407	2,392,583
Allowance for impairment in value and obsolescence of inventories	(12,267,236)	(12,772,871)
	242,702,042	95,283,236
NONCURRENT ASSETS		
Tax credits		
VAT credit	4,514,844	4,248,440
Minimum presumed income tax	2,332,101	1,853,274
Income tax withholding	444,673	929,750
Income tax credit balance	963,083	-
Turnover tax withholdings and additional withholdings	739,988	-
Rebates receivable in Argentine pesos	1,818,907	1,882,494
Promotional benefits receivable	1,229,537	1,229,537
Allowance for impairment in value of tax credits	(3,172,052)	(3,127,249)
Other tax credits	222,455	32,942
	9,093,536	7,049,188
Other receivables		
Receivables from companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 3	140,969	677,228
	140,969	677,228
CURRENT LIABILITIES		
Trade payables		
Suppliers	175,783,948	103,353,666
Suppliers in foreign currency	82,197,892	35,635,093
	257,981,840	138,988,759
Salaries, payroll taxes and taxes payable		
Salaries and payroll taxes	2,160,319	3,190,825
Vacation and annual statutory bonus accrual	2,750,287	829,685
Income tax accrual	187,701	-
Health and safety assessment	892,300	720,794
Turnover tax payable	1,005,993	756,122
Minimum presumed income tax payable	478,827	-
Withholdings and additional withholdings	496,020	462,282
Other taxes payable	4,674,051	4,453,526
	12,645,498	10,413,234

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	09/30/2007	12/31/2006
Customer prepayments		
In Argentine pesos	1,179,400	1,900,930
	1,179,400	1,900,930
Loans		
Financial loans in Argentine pesos	36,283,403	17,598,806
Financial loans in foreign currency	2,910,682	4,666,679
	39,194,085	22,265,485
Other liabilities		
Directors' fees accrual	3,976,281	2,526,281
Royalties payable	1,554,058	857,640
Other	198,419	72,495
	5,728,758	3,456,416
NONCURRENT LIABILITIES		
Loans		
Financial loans in foreign currency	3,243,088	4,825,493
	3,243,088	4,825,493
Taxes payable		
Turnover tax payable	-	405,695
	-	405,695
Other liabilities		
Deferred income tax liabilities (1)	685,688	208,415
	685,688	208,415

	Income / (Loss)	
	09/30/2007	09/30/2006
Net sales		
Net sales (including VAT benefits amounting to 83,658,211 and 59,250,868, respectively) - Note 4	516,061,799	370,998,775
Service-charge income	783,829	-
	516,845,628	370,998,775

(1) As of September 30, 2007 and December 31, 2006, respectively, net of 2,850,602 and 2,659,953, respectively, related to the allowance for impairment in value of deferred income tax asset.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

3. INFORMATION ON RELATED PARTIES

Receivables from/payables to related companies as of September 30, 2007, and for the year ended December 31, 2006, are as follows:

	09/30/2007	12/31/2006
Other receivables (Noncurrent)		
IL TEVERE S.A. (1)	140,969	677,228
Total	140,969	677,228

(1) Parent Company.

4. INFORMATION BY SEGMENT

The Company and its subsidiaries operate primarily in the automotive and residential air quality and temperature control business segments. The valuation methods applicable to prepare the information by business segment are described in note 1 to these financial statements.

	Air conditioning			
Income	**Automotive**	**Residential**	**Other**	**Total**
Sales (net of imputed interest)	294,593,221	137,810,367	783,829	433,187,417
Tax benefits	55,064,528	28,593,683	-	83,658,211
Total	349,657,749	166,404,050	783,829	516,845,628
BALANCE-SHEET INFORMATION				
Allocated assets	296,310,074	171,137,627	9,387,306	476,835,007
P&E additions	7,529,532	1,445,532	-	8,975,064

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED UNDER SECTION 64(b), LAW No. 19,550

CONSOLIDATED FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007					09/30/2006
Accounts	**Operating costs**	**Service costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries & wages	28,831,739	-	5,514,699	611,243	34,957,681	20,735,690
Contributions and employee benefits	6,533,594	-	1,742,723	165,671	8,441,988	6,601,533
Insurance	1,360,939	-	72,570	5,128	1,438,637	1,064,631
Fees	2,121,501	-	5,080,574	24,174	7,226,249	5,423,008
Taxes, rates and assessments	4,466,345	-	938,019	5,812,348	11,216,712	7,748,221
Maintenance	1,188,516	-	873,188	29,548	2,091,252	1,192,916
P&E depreciation	2,584,268	127,970	830,219	20,983	3,563,440	2,522,493
Intangible assets amortization	10,444	-	178,348	-	188,792	120,544
Leases and rentals	1,319,799	-	-	-	1,319,799	1,787,922
Customs clearing and dispatch expenses	6,357,128	-	-	-	6,357,128	5,260,393
Transportation, shipping and handling	31,619,201	-	-	6,317,948	37,937,149	27,543,763
Royalties	-	-	-	2,481,041	2,481,041	2,256,241
Bank expenses	-	-	3,213,968	-	3,213,968	2,155,181
Electric power	433,621	-	-	-	433,621	333,225
Traveling expenses	20,898	-	338,378	-	359,276	305,778
Other	2,506,862	77,950	1,637,440	562,063	4,784,315	3,878,047
Total as of 09-30-2007	89,354,855	205,920	20,420,126	16,030,147	126,011,048	
Total as of 09-30-2006	59,791,673	-	16,275,722	12,862,191		88,929,586

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2007
PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	12/31/2006
ASSETS		
CURRENT ASSETS		
Cash - Note 2	3,033,533	9,009,116
Trade receivables - Note 2	76,118,101	45,721,545
Tax credits - Note 2	2,462,580	393,374
Other receivables - Note 2	1,470,903	287,789
Inventories - Note 2	129,929,946	74,440,593
Total current assets	213,015,063	129,852,417
NONCURRENT ASSETS		
Long-term investments in companies - Exhibit C	46,463,727	39,476,191
Tax credits - Note 2	2,533,935	1,960,026
Other receivables - Note 2	140,969	8,233,902
Property and equipment	35,853,619	30,837,889
Intangible assets	338,327	24,177
Subtotal noncurrent assets	85,330,577	80,532,185
Goodwill	495,080	495,080
Total noncurrent assets	85,825,657	81,027,265
Total assets	298,840,720	210,879,682
LIABILITIES		
CURRENT LIABILITIES		
Trade payables - Note 2	88,539,320	51,335,166
Salaries, payroll taxes and taxes payable - Note 2	5,510,622	4,936,660
Loans - Note 2	39,194,085	22,265,485
Customer prepayments - Note 2	518,266	1,586,540
Other liabilities - Note 2	4,873,247	3,297,639
Total current liabilities	138,635,540	83,421,490
NONCURRENT LIABILITIES		
Taxes payable - Note 2	-	218,070
Loans - Note 2	3,243,088	4,825,493
Other liabilities - Note 2	800,000	-
Total noncurrent liabilities	4,043,088	5,043,563
Total liabilities	142,678,628	88,465,053
SHAREHOLDERS' EQUITY (As per respective statement)	156,162,092	122,414,629
Total liabilities and Shareholders' equity	298,840,720	210,879,682

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	09/30/2006
Net sales (including VAT benefits amounting to 55,064,528 and 38,376,764, respectively) - Note 4(e)	344,175,861	242,344,119
Cost of goods sold	(288,624,271)	(206,268,339)
Gross income	55,551,590	36,075,780
Administrative expenses	(16,726,405)	(14,393,583)
Selling expenses	(9,745,516)	(7,409,265)
Income from long-term investments - Note 2	6,987,535	10,649,026
Financial income (expense) and holding gains (losses) from assets		
Interest	1,107,821	830,738
Foreign exchange difference	105,143	153,964
Inventories holding gains	5,653,475	3,359,403
Allowance for doubtful accounts	-	209,000
Allowance for impairment in value and obsolescence of inventories	535,479	(1,416,136)
Allowance for impairment in value of tax credits	(103,075)	-
Financial income (expense) and holding gains (losses) from liabilities		
Interest	(2,807,011)	(1,916,992)
Foreign exchange difference	(3,452,701)	(1,685,409)
Other income, net - Note 2	641,128	934,499
Net income for the period	37,747,463	25,391,025
EARNINGS PER SHARE - NOTE 11		
BASIC - COMMON STOCK	1.8874	1.2696
DILUTED - COMMON STOCK	1.8874	1.2696

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007			
	Owners' contributions			
Breakdown	Capital stock	Adjustment to capital stock	Additional paid-in capital	Subtotal
Balances at beginning of year	2,000,000	4,155,936	5,243,562	11,399,498
Distribution of dividends, as resolved at the Regular Shareholders' Meeting No. 63 held on April 30, 2007	-	-	-	-
Net income for the period	-	-	-	-
Balances as of September 30, 2007	2,000,000	4,155,936	5,243,562	11,399,498
Balances as of September 30, 2006	2,000,000	4,155,936	5,243,562	11,399,498

	09/30/2007					09/30/2006
	Retained earnings					
	Appropriated retained earnings					
Breakdown	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,280,143	73,708	2,353,851	108,661,280	122,414,629	82,412,064
Distribution of dividends, as resolved at the Regular Shareholders' Meeting No. 63 held on April 30, 2007	-	-	-	(4,000,000)	(4,000,000)	
Net income for the period	-	-	-	37,747,463	37,747,463	25,391,025
Balances as of September 30, 2007	2,280,143	73,708	2,353,851	142,408,743	156,162,092	
Balances as of September 30, 2006	2,280,143	73,708	2,353,851	94,049,740		107,803,089

(*) See Note 3.b).

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	09/30/2006
CHANGES IN CASH		
Cash at beginning of year	9,009,116	17,137,992
Cash at end of period	3,033,533	9,614,863
(Decrease) in cash, net	(5,975,583)	(7,523,129)
CAUSES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Net income for the period	37,747,463	25,391,025
Interest and foreign exchange difference accrued on debt	1,772,341	862,252
Adjustments to arrive at net cash flows (used in) operating activities		
P&E depreciation and intangible assets amortization	2,166,902	1,777,028
Gain from the sale of P&E	-	(29,506)
(Decrease) in allowance for doubtful accounts, net	-	(209,000)
(Decrease) increase in the allowance for impairment in value and obsolescence of inventories	(535,479)	1,416,136
Increase in the allowance for impairment in value of tax credits	103,075	-
Income from long-term investments	(6,987,535)	(10,649,026)
Changes in operating assets and liabilities		
(Increase) in trade receivables	(30,396,556)	(32,909,271)
(Increase) in inventories	(54,953,874)	(39,078,235)
Decrease (increase) in other receivables	6,909,819	(58,570)
Increase in trade payables	37,204,154	37,214,068
(Decrease) in customer prepayments	(1,068,274)	-
(Decrease) increase in salaries, payroll taxes and other taxes (net of tax credits)	(2,390,298)	2,538,817
Increase (decrease) in other liabilities	2,375,607	(2,130,796)
Interest paid	(1,135,641)	(904,104)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	(9,188,296)	(16,769,182)

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007,

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

	09/30/2007	09/30/2006
INVESTING ACTIVITIES		
Net P&E acquisitions	(7,004,284)	(6,538,207)
P&E sale	-	29,506
Investment in intangible assets	(492,498)	-
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(7,496,782)	(6,508,701)
FINANCING ACTIVITIES		
Loan repayment	(34,490,505)	(30,628,000)
Inflows from loans	49,200,000	46,382,754
Dividends paid	(4,000,000)	-
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	10,709,495	15,754,754
(DECREASE) IN CASH, NET	(5,975,583)	(7,523,129)

(1) Cash comprises cash on hand and cash in banks

Notes 1 through 13, and Exhibit C are an integral part of these financial statements.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007,

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Figures stated in Argentine pesos - Note 1.b)

1. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting standards applied to financial statements preparation and presentation

These financial statements have been prepared in accordance with effective CNV (Argentine Securities Commission) regulations.

Preparing the financial statements in accordance with current professional accounting standards requires Company Management to consider the estimates and assumptions impacting on the assets and liabilities amounts reported, the disclosure of contingent liabilities and assets as of the date of such financial statements, as well as the revenues and expenses for each fiscal year.
The final results may differ from such estimates.

Pursuant to the agreement signed in July 2004 between the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) and the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) for the purpose of unifying professional accounting standards, in April 2005, the FACPCE issued Resolution No. 312/05 approving a series of changes to its Technical Resolutions ("TRs") and Interpretations. Subsequently, in August 2005, the CPCECABA issued Resolution CD No. 93/2005, whereby it approved the FACPCE's TRs (with the amendments through April 1, 2005) and established that such accounting standards shall become generally effective and mandatory for the full years or interim periods belonging to the fiscal years beginning January 1, 2006, or thereafter, although earlier application is allowed. CPCECABA Resolution CD No. 93/2005 also provided a transition period for certain changes related to the comparison with recoverable values and the disclosure of certain supplementary information regarding income tax booking, which will become mandatory for the fiscal years beginning January 1, 2008, or thereafter.

On December 29, 2005, and January 26, 2006, the CNV (Argentine Securities Commission) issued General Resolutions No. 485 and 487, respectively, which adopted (with certain amendments) and applied, for full fiscal years or interim periods related to the fiscal years beginning as from January 1, 2006, FACPCE Technical Resolutions Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21 and 22 and Interpretations Nos. 1, 2, 3 and 4. The most significant changes for the Company as a result of CNV General Resolutions Nos. 485 and 487 are as follows:

a) Comparison with recoverable value, for P&E and intangible assets. Such comparison is required to be made in a single step and an impairment in value shall be recorded whenever the expected present value of net cash flows (and the net realizable value) is lower than the book value. In addition, the comparison is to be made asset by asset or, if there are objective reasons that make this impossible, at the level of each cash-generating unit. If information is presented by business segment, the same grouping method should be used.

b) It is established that the difference between the P&E book value adjusted for inflation (and other nonmonetary assets) and their tax base is a temporary difference that results in the recognition of a deferred income tax liability. However, it is acceptable to continue to consider it as a permanent difference. In the latter case, the financial statements are required to present certain supplementary information regarding the amount and reversal term of the deferred income tax liability that the issuer chose not to recognize otherwise.

c) For matters not contemplated in general or specific accounting standards and that cannot be resolved by using the general framework of accounting standards, effective International Financial Reporting Standards and Interpretations approved by the International Accounting Standards Board shall be also applied in the year when such supplementary standards are applicable.

As regards the change mentioned in point (b) above, the total taxation effect of the difference resulting from restating into constant pesos the P&E items and intangible assets as of these financial statements' closing is 309,635. Had such difference been recognized as temporary, the Company's shareholders' equity at the beginning of the year would have decreased by 344,729, and the effect on income for the nine-month period ended September 30, 2007, would have been a 35,094 decrease in the income tax charge.

Also, had the abovementioned temporary difference been recognized, the impact on the deferred income tax charge for the coming fiscal years would be reduced as follows:

Terms and amounts	
Fiscal year	**Amount**
2007	11,698
2008	27,483
2009	20,671
2010	11,848
2011 and forward	237,935
Total	309,635

Additionally, on December 14, 2006, the CNV issued General Resolution No. 494, whereby it established that TR No. 23 should be adopted and applied for the full years or interim periods belonging to the fiscal years beginning April 1, 2007, although earlier application is allowed.

b) Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency, but, in an inflationary or deflationary context, the financial statements should be stated in pesos reflecting the purchasing power as of their closing date by recognizing the changes in the domestic WPI published by the INDEC (Argentine Institute of Statistics and Censuses), in accordance with the restatement method set by FACPCE Technical Resolution No. 6.

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Presidential Decree No. 664/2003 and CNV General Resolution No. 441. Under professional accounting standards the restatement method established in Technical Resolution No. 6 should have been discontinued only as from October 1, 2003. The effects of failing to recognize variations in the currency purchasing power until such date were immaterial with respect to the accompanying financial statements.

c) Valuation methods

The main valuation methods used to prepare these financial statements are:

- Cash:

  - In Argentine pesos: at nominal value.

  - In foreign currency: converted at the exchange rate effective as of each period-end or year-end for the settlement of such transactions. Foreign exchange differences were charged to the statement of income for each period or year.

- Receivables and payables:

  - In Argentine pesos: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction.

  - In foreign currency: at the present value of the cash flows they will generate, discounted (only if effects are significant) using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. These amounts were converted into Argentine pesos at the exchange rate effective as of each period-end or year-end for the settlement of the respective types of transactions. Foreign exchange differences were charged to income for each period or year.

  - Credit risk: In its usual course of business the Company grants credit to customers, including car manufacturers, that represent about 99% of the Company's total sales revenues. The Company continuously performs credit assessments of its customers' financial capacity in order to reduce the potential risk of significant credit losses.

  - Labor cost liabilities: labor cost liabilities accrue in the periods in which employees have rendered the service that gave rise to such consideration.

  - Financial instruments: The Company has not used derivative financial instruments during the period ended September 30, 2007, or for the fiscal year ended December 31, 2006. Receivables and payables related to usual business and financial transactions are valued as stated in the previous paragraphs and, in the opinion of the Company's Management, such valuation does not differ from their current value.

- Inventories:

  - Raw materials (including those in transit) were valued at replacement cost at the end of each period or year, considering the cash prices for the usual purchase volumes. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at the end of each period or year.

  - The products manufactured were valued at cash reproduction cost at the end of each period or year, with the cap of their respective net realizable values.

- Prepayments to vendors are stated at nominal value, and those related to amounts in foreign currency were converted at the foreign exchange rate effective at the end of each period or fiscal year.

  The value of inventories, as of each period or year-end and after considering the allowance for impairment in value and obsolescence, does not exceed the recoverable value thereof.

- Long-term investments in subsidiaries:

  Interclima S.A.: at equity value, as established by FACPCE Technical Resolution No. 21, which was calculated based on Interclima S.A.'s financial statements as of September 30, 2007, December 31, 2006, and September 30, 2006, which include a limited review report dated November 2, 2007, and November 10, 2006, and an auditor's report dated March 9, 2007, containing except-for qualifications related to discrepancies in the valuation of income tax payables and a qualification for uncertainty about the recoverability of tax credits.

  In addition, upon determining the value by the equity method, an adjustment to the subsidiary's book value was taken into account to disclose the effects of not booking certain income tax payables (see "Income tax – Situation in Interclima S.A.").

  Income (loss) from the interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

  Capdo S.A.: at equity value, as established by FACPCE Technical Resolution No. 21, which was calculated based on the assets and liabilities computed at their current values as of the acquisition date, and considering the accrued income (loss) from that date through the year-end of Capdo S.A.'s financial statements as of September 30, 2007, and December 31, 2006, which include a limited review report dated November 2, 2007, and an unqualified auditor's report dated February 26, 2007.

  Income (loss) from the interest in the subsidiary is disclosed in the statement of income under "Income (loss) from long-term investments".

- P&E:

  - P&E has been valued at original cost restated as mentioned in note 1(b), net of accumulated depreciation until the end of each period or year.
  - P&E depreciation is calculated by the straight-line method, applying annual rates sufficient to extinguish P&E by the end of their estimated useful lives.
  - The valuation of P&E items is checked for impairment in value whenever there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".
  - The value of P&E, at cash-generating-unit level, does not exceed the recoverable value thereof.

- Intangible assets:

  - Intangible assets have been valued at original cost restated as mentioned in note 1(b), net of accumulated depreciation until the end of each period or year.
  - Amortization is calculated following the straight-line method.

- The valuation of intangible assets is checked to verify whether their value was impaired when there is any indication that their book value could exceed their recoverable value. The losses from impairment in value and related recoveries are recognized in the statement of income under "Financial income (expense) and holding gains (losses)".
- The book value of intangible assets, considered as a whole, does not exceed the recoverable value thereof.
- The licenses to sell products acquired by the Company have been amortized by the straight-line method over three years counted as from their initial economic use, taking into account their capacity to generate earnings in the future.

– Goodwill:

Goodwill resulted from the acquisition of CAPDO S.A. The Company considered that this intangible has an indefinite useful life, since it is not subject to a contractual or legal utilization term, and it is believed that it will generate cash flows in the future within an indefinite term.

Goodwill is reviewed to verify whether it has suffered any impairment in value when there is any indication that its book value could exceed its recoverable value.

– Allowances and provisions:

- Allowances:

a) For doubtful accounts: set to correct and make adequate the valuation of trade receivables at the estimated recoverable value; it was set on the basis of an individual analysis thereof.

b) For impairment in value and obsolescence of inventories: it was booked to adjust the value of certain finished products and other obsolete or slow-moving inventories to their estimated recoverable value.

c) For impairment in value of tax credits: it was set to reduce the book value of such credits at the estimated recoverable value thereof; the estimates made by Company Management and the opinion of its legal counsel were considered in the assessment thereof.

d) For impairment in value of deferred income tax assets: it was booked to reduce the value of such assets at their estimated recoverable value. For that purpose, the Company's tax situation and estimates were considered.

– Shareholders' equity accounts:

They were restated as mentioned in note 1(b), except for the "Capital stock" account, which remained at original value. The adjustment deriving from the restatement thereof is disclosed under the "Adjustments to capital stock" account.

MIRGOR S.A.C.I.F.I.A.

- Statement-of-income accounts:

  - At nominal value, except for the following cases:

    a) Income (loss) from long-term investments was calculated by the equity method applying the Company's equity interest percentage to the subsidiaries' income (loss) for the same period, deducting unrealized intercompany profits and losses. In addition, this account includes the adjustments necessary to make the valuation methods of the subsidiary consistent with those of the Company and the adjustment for not booking an income-tax payable (see "Income tax – Situation in Interclima S.A.").

    b) The depreciation of P&E and the amortization of intangible assets were calculated based on the value of the respective assets after being restated as described in note 1(b).

    c) The cost of goods sold was determined based on the replacement costs for each month. Holding gains (losses) are disclosed in the account "Financial income (expense) and holding gains (losses)".

    d) The account "Financial income (expense) and holding gains (losses)" includes: (a) income and financial costs, (b) inventories holding gains (losses), (c) foreign exchange differences and (d) charges and reversals related to doubtful accounts, impairments in value and obsolescence of inventories, impairments in the value of P&E and other assets in general.

    e) The Company has segregated the imputed financial components accrued during each period or year provided that they were significant.

- Income tax and minimum presumed income tax:

  - Status of Mirgor S.A.C.I.F.I.A.

    The Company assesses the income tax charge by the deferred income tax method, which consists in recognizing (as asset or liability) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and the subsequent charge to income for the periods in which such assets or liabilities are reversed, and considering the possibility of using net operating losses in the future. Temporary differences determine deferred income tax assets or liabilities when their future reversal decreases or increases the taxes assessed, respectively.

    Minimum presumed income tax is supplementary to income tax: while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain assets. Therefore, the Company's tax obligations shall be the higher of these two taxes. However, should minimum presumed income tax exceed income tax in any given fiscal year, such excess may be computed as payment on account of any excess of income tax over minimum presumed income tax occurring in any of the ten subsequent fiscal years.

    The Company carries net operating losses amounting to 5,971,433 (out of which 5,332,518 may be used until December 31, 2007, and the remainder, until December 31, 2012). As of September 30, 2007, there were deferred income tax assets amounting to 2,850,602, covered by an allowance for impairment in value for the full amount, based on current expectations about the possibility of using them against taxable income and the Company's tax situation as described in note 4.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

The changes in deferred income tax credit and the charge to income for the nine-month period ended September 30, 2007, and 2006, respectively, were as follows:

	09/30/2007		09/30/2006	
	Deferred tax credit	Income tax - Income / (loss)	Deferred tax credit	Income tax - Income / (loss)
Balance at beginning of year, less provision	-	-	-	-
Increase / Consumption of NOLs	142,931	142,931	(251,686)	(251,686)
Increase in temporary asset differences activas	47,718	47,718	20,106	20,106
Change in the allowance for impairment in value	(190,649)	(190,649)	231,580	231,580
Balance as of period end, less provision	-	-	-	-

The reconciliation between the income tax charge recognized and that resulting from applying to the period book income the 35% rate established by current tax regulations is as follows:

	09/30/2007	09/30/2006
Net income for the year before income tax	37,747,463	25,391,025
Permanent differences (*)	(38,292,174)	(24,729,368)
Net (loss) income from permanent differences	(544,711)	661,657
Tax rate	35%	35%
Tax assessed	190,649	(231,580)
Change in the allowance for impairment in value of deferred assets	(190,649)	231,580
Income tax book change	-	-

(*) It includes the income exempt under the industrial promotion system effective for the Province of Tierra del Fuego.

The items included in the deferred income tax credits as of September 30, 2007, and December 31, 2006, are shown in detail below:

Asset temporary differences	09/30/2007	12/31/2006
Non-deductible allowances	464,612	559,127
Other	295,971	153,738
NOLs	2,090,019	1,947,088
Deferred income tax credit as of period-end before provision	2,850,602	2,659,953
Allowance for impairment in value of deferred income tax credit	(2,850,602)	(2,659,953)
Deferred income tax credit as of period-end less provision	-	-

MIRGOR S.A.C.I.F.I.A.

The minimum presumed income tax amount assessed for the nine-month period ended September 30, 2007, exceeded income tax and amounted to 388,558. Such amount was booked under noncurrent tax credits, the amount of which accumulated to date totals 2,241,832. The Company's Management, based on the Company's business plan for the future, understands that such amounts will be recoverable.

- Situation in the subsidiary Interclima S.A.

In view of the economic crisis resulting from abandoning the currency board, the Management of the subsidiary considered that the conditions required to apply the tax-purposes adjustment for inflation were present. Consequently, it prepared and filed the income tax return for the year ended December 31, 2002, based on adjusted amounts, using the coefficients determined according to domestic WPI variations, which led to the assessment of NOLs amounting to about 5,200,000.

Interclima S.A.'s Management, seeking appropriate jurisdictional protection, filed before the courts a request for an injunction because it believed that section 39, Law No. 24,073 dated 1992, which had set the index applicable to the tax adjustment for inflation at one, should be abrogated due to the high inflation that affected tax year 2002 and because it had been introduced to legislation in an economic context differing completely from year 2002.

On July 17, 2003, the judge hearing the case granted the injunction requested by the subsidiary and instructed the Argentine Government to refrain from filing any administrative or judicial proceeding, making any claim, demand or accusation and imposing penalties based on the alleged prohibition to apply the adjustment for inflation.

On October 15, 2004, the trial court judge hearing on the constitutional rights protection action filed by the subsidiary ruled that the AFIP should accept the legitimacy of the adjustment for inflation provided for in Income Tax Law No. 20,628 Title VI and resolved to declare the unconstitutionality of section 4, Law No. 25,561, amending sections 7 and 10, Law No. 23,928, and section 5 of Presidential Decree 214/02, and section 39, Law No. 24,073, since they disregard sections 14 and 17 of the Argentine Constitution, and it has ordered the AFIP to compute the adjustment for inflation in the fiscal year ended December 31, 2002, and filed on May 8, 2003. Argentine tax authorities appealed against that order. The Court of Appeals dismissed such appeal. As a result, the AFIP filed an extraordinary appeal, which was denied by the Court of Appeals. The Argentine Attorney General held in a recent opinion that the judgment entered by the Court of Appeals of Comodoro Rivadavia, which had dismissed the appeal filed with the Argentine Supreme Court by the AFIP, should be reviewed considering the first and second instance judgment in favor of Interclima.

Considering the denial mentioned in the preceding paragraph, the AFIP filed a remedy of complaint for appeal denied with the Argentine Supreme Court. To date, whether such remedy was sustained or not has not been resolved.

Had the tax adjustment for inflation not been made, Interclima S.A. would have assessed income tax amounting to about 384,342 for 2002 (after computing prior-period NOLs), to 854,892 for the fiscal year ended December 31, 2003, to 1,279,585 for the fiscal year ended December 31, 2004, and 39,793 for the fiscal year ended December 31, 2005, plus interest accrued amounting to about 2,036,312 calculated through September 30, 2007. The abovementioned amounts total 4,594,923 as of September 30, 2007.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

2. BREAKDOWN OF MAIN ACCOUNTS

	09/30/2007	12/31/2006
CURRENT ASSETS		
Cash		
On hand in Argentine pesos	34,137	12,472
On hand in foreign currency	59,455	12,263
In banks in Argentine pesos	1,734,969	7,128,741
In banks in foreign currency	1,204,972	1,855,640
	3,033,533	9,009,116
Trade receivables		
Trade receivables in Argentine pesos	76,434,689	46,221,906
Trade receivables in foreign currency	358,244	348,494
Allowance for doubtful accounts	(674,832)	(848,855)
	76,118,101	45,721,545
Tax credits		
VAT credit balance	1,446,074	-
Turnover tax withholdings and additional withholdings	1,016,506	322,515
Other	-	70,859
	2,462,580	393,374
Other receivables		
Unaccrued insurance	221,059	104,439
Loans and advances to personnel	207,020	150,063
Receivables from companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 7	863,365	-
Other	179,459	33,287
	1,470,903	287,789
Inventories		
Manufactured products	36,713,928	22,467,694
Raw material	74,747,897	47,323,659
Subtotal	111,461,825	69,791,353
Raw material in transit	21,216,220	12,325,319
Prepayments to vendors in Argentine pesos	1,964,810	850,319
Prepayments to foreign suppliers	5,556,970	2,278,960
Allowance for obsolescence and impairment in value of inventories	(10,269,879)	(10,805,358)
	129,929,946	74,440,593
NONCURRENT ASSETS		
Tax credits		
VAT credit balance - Note 4	102,065	93,481
Minimum presumed income tax - Note 4	2,241,832	1,853,274
Promotional benefits receivable - Note 4	1,229,537	1,229,537
Rebates receivable in Argentine pesos - Note 4	1,016,396	1,016,393
Deferred income tax asset	2,850,602	2,659,953
Allowance for impairment in value of deferred income tax assets	(2,850,602)	(2,659,953)
Other	162,762	32,923
Turnover tax withholdings and additional withholdings	150,000	-
Allowance for impairment in value of tax credits	(2,368,657)	(2,265,582)
	2,533,935	1,960,026

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

	09/30/2007	12/31/2006
Other receivables		
Receivables from companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 7	140,969	8,233,902
	140,969	8,233,902
CURRENT LIABILITIES		
Trade payables		
Suppliers	20,145,554	16,342,864
Suppliers in foreign currency	68,393,766	34,992,302
	88,539,320	51,335,166
Salaries, payroll taxes and other taxes payable		
Salaries and payroll taxes	1,678,173	2,808,365
Annual statutory bonus and vacation accrual	1,843,796	552,266
Health and safety assessment	759,614	604,780
Turnover tax payable	344,461	383,350
Withholdings and additional withholdings	496,020	462,282
Minimum presumed income tax payable	388,558	-
Other taxes payable	-	125,617
	5,510,622	4,936,660
Loans		
Financial loans in Argentine pesos	36,283,403	17,598,806
Financial loans in foreign currency	2,910,682	4,666,679
	39,194,085	22,265,485
Customer prepayments		
In Argentine pesos	518,266	1,586,540
	518,266	1,586,540
Other liabilities		
Royalties payable	1,554,058	786,424
Directors' fees accrual	3,300,000	2,510,000
Other	19,189	1,215
	4,873,247	3,297,639
NONCURRENT LIABILITIES		
Taxes payable		
Turnover tax payable	-	218,070
	-	218,070
Loans		
Financial loans in foreign currency	3,243,088	4,825,493
	3,243,088	4,825,493
Other liabilities		
Payables to companies under section 33, Law No. 19,550 (subsidiaries and affiliates) and other related companies - Note 7	800,000	-
	800,000	-

	Income (loss)	
Income from long-term investments	**09/30/2007**	**09/30/2006**
Interclima S.A.	6,685,062	10,649,026
CAPDO S.A.	302,473	-
	6,987,535	10,649,026
Other income, net		
Leases and rentals	900,000	900,000
Other	(258,872)	34,499
	641,128	934,499

MIRGOR S.A.C.I.F.I.A.

3. CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital stock status

The Company's capital stock consists of 20,000,000 book-entry shares of common stock, 0.10 face value each and it is fully registered, subscribed, issued and paid-in, according to the following breakdown:

Class	Votes	Number
"A"	Entitled to three (3) votes each	5,200,000
"B"	Entitled to three (3) votes each	5,200,000
"C"	Entitled to one (1) vote each	9,600,000
Total		20,000,000

Each Class "A", Class "B" or Class "C" shares have the same rights to collect dividends.

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held on May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, July 12, 1999, December 13, 1999, July 18, 2000, and December 15, 2000, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 3,846,962; 4,176,701; and 4,176,701, respectively.

4. TAX SITUATION OF THE COMPANY: TAX SYSTEM – TAX CREDITS

The Company enjoys the benefits of the Industrial Promotion System provided by Law No. 19,640 as regards the assets and for the activities performed in the Province of Tierra del Fuego. Accordingly, the Company is entitled to certain tax and customs benefits through 2013, including:

a) **Income tax:** Presidential Decree No. 1,395/94 established, as from September 1, 1994, that 85% of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt. Subsequently, under Presidential Decree 615/97, the Argentine Government reinstated certain tax benefits granted by Industrial Promotion Law introducing amendments effective August 1, 1997, that provided that the exemption granted to such activities would amount to 100%, as established by Law No. 19,640, section 4(a).

b) **Value-added tax:** The Company's sales are subject to VAT at the 21% rate; such tax is collected from customers.

Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% of the net sales price to customers so that the tax obligation was reduced to 8% thereof as from April 1995. Presidential Decree No. 615/97 provided that the presumed VAT credit computable as from August 1, 1997, is equivalent to the one resulting from applying 100% on the VAT rate at the net sale price to customers.

c) **Tax credit certificates:** Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through Debt Consolidation Bonds.

DGI (Argentine tax bureau) General Resolution No. 3,838/94 regulated the way in which the abovementioned bonds would be obtained; based on that, the Company booked credits in the amount of 1,511,788 (historical value).

On September 17, 1996, the DGI advised the Company of the recognition of a larger amount in favor of the Company (2,194,142) (un-restated historical value) as a result of the application of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853 (un-restated historical value) credit related to the reimbursement of VAT to be requested by other procedures.

The Ministry of Economy and Public Services and Works established through Resolution No. 580/96 that the credits against the Federal Government emerging from the suspension of the industrial promotion established in Law No. 23,697 and prior to April 1, 1991, will be settled through the delivery of Debt Consolidation Bonds.

On May 19, 1997, the Company was advised that the DGI provisionally recognized the amount indicated above.

As a result thereof, the Company booked the credit recognized at the listed price effective as of each period- or year-end which, as of September 30, 2007, and December 31, 2006, amounted to 1,229,537. An accrual has been booked for the full amount thereof.

d) **Customs duties and statistical rate:** Not paid by the Company for all the inputs imported and used in its operations in Tierra del Fuego under Law No. 19,640.

e) **Reimbursements in Argentine pesos:** Under Law No. 19,640, exports from the continent to Tierra del Fuego enjoy the benefit of these reimbursements.

Owing to the delay in payment by the Federal Government, the Company filed collection requests before Customs Authorities although such requests had unfavorable resolutions at administrative stages, (the proceedings are currently in the Customs Legal and Technical Department awaiting the issuance of the respective formal opinions) the Company's legal counsel and Management understand that the transactions were carried out within the regulatory framework of Law No. 19,640 and, consequently, it would be entitled to collect the rebates that the regulation then effective barred.

Following with the comments included in the previous points, the benefits related to the nine-month period ended September 30, 2007, and 2006, amounted to:

	Periods ended September 30,	
	2007	**2006**
Value-added tax	55,064,528	38,376,764
Custom duties and statistical rate (estimated)	36,079,321	21,570,709

In addition, and considering the tax system to which the Company is subject, as indicated above, as of September 30, 2007, the Company carried minimum presumed income tax credits in the amount of 2.2 million, and the Company and its subsidiary (Interclima S.A.) carried VAT credits in the amount of 4.5 million disclosed in noncurrent assets. The recoverability of such credits totaling 6.8 million in the consolidated financial statements and 2.2 million in the stand-alone financial statement depends, among other issues, on whether the Companies are able to generate income subject to tax during the coming years. In this respect, the Company's Management understands that, based on its future business plan, such credits will be recoverable.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

5. MAJOR CUSTOMERS

For the nine-month periods ended September 30, 2007, and 2006, sales to the Company's most significant customers were as follows:

	09/30/2007	09/30/2006
Volkswagen Argentina S.A.	30%	31%
Peugeot Citröen Argentina S.A	26%	23%
Renault Argentina S.A.	22%	21%
General Motors Argentina	16%	16%
Mercedes Benz	5%	7%
Other	1%	2%

6. PARENT COMPANY

Parent company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 - Buenos Aires, Argentina
Main business: holding company.
Voting rights: 76,47%
Shareholding percentage: 52%

7. INFORMATION ON RELATED PARTIES

For the nine-month period ended September 30, 2007, and for the fiscal year ended December 31, 2006, the Company was engaged in transactions with its subsidiary and parent, being the receivable and payable amounts as follows:

	09/30/2007	12/31/2006
CURRENT		
Other receivables		
INTERCLIMA S.A. (1)	863,365	-
Total	863,365	-
NONCURRENT		
Other receivables		
IL TEVERE S.A. (2)	140,969	677,228
INTERCLIMA S.A. (1)	-	7,556,674
Total	140,969	8,233,902
Other liabilities		
CAPDO S.A. (1)	800,000	-
Total	800,000	-

MIRGOR S.A.C.I.F.I.A.

The transactions carried out with its subsidiary and parent for the periods ended September 30, 2007, and 2006, are as follows:

	09/30/2007		
	Purchase of goods	Loans	Other Services
INTERCLIMA S.A. (1)	6,905,071	(6,693,309)	900,000
IL TEVERE S.A. (2)	-	-	-
	6,905,071	(6,693,309)	900,000

	09/30/2006		
	Purchase of goods	Loans	Other Services
INTERCLIMA S.A. (1)	4,405,050	(4,053,228)	900,000
IL TEVERE S.A. (2)	-	216,837	-
	4,405,050	(3,836,391)	900,000

(1) Subsidiary.
(2) Parent company.

8. INCOME TAX WITHHOLDING ON CASH DIVIDENDS

When dividends are paid in cash, in excess of taxable income, as provided for in Income Tax Law, such excess shall be subject to a 35% withholding as single and definitive payment. Earnings which are not subject to income tax as a result of the benefits provided by Law No. 19,640 are not subject to equalization tax.

9. OFFICIALLY STAMPED BOOKS

Due to delays in the administrative process related to IGJ (Argentine regulatory agency of business associations)'s officially stamping the journal, as of the date of issuance of these financial statements, the Company is transcribing the transactions for the current period into such book.

The books which were stamped and sealed after the related transactions are:

Journal No.	Date officially stamped	Transactions for the period
69	29-Aug-06	4/19/2006 through 5/23/2006
70	29-Aug-06	5/23/2006 through 6/23/2006
71	25-Sep-06	6/23/2006 through 7/24/2006
72	25-Sep-06	7/24/2006 through 8/29/2006
73	24-Nov-06	8/29/2006 through 9/28/2006
74	24-Nov-06	9/28/2006 through 10/16/2006
75	21-Dec-06	10/16/2006 through 11/23/2006
76	21-Dec-06	11/23/2006 through 12/21/2006
81	5-Jul-07	4/24/2007 through 5/29/2007

MIRGOR S.A.C.I.F.I.A.

10. SHAREHOLDING ACQUISITION

On December 21, 2006, the Company acquired a 95% equity interest in Capdo S.A., an affiliate of the group to which the parent company belongs, in the amount of 7,792,470, which was fully paid as of December 31, 2006. Such company owns a real property unit in the Province of Buenos Aires, which will allow, among other things, extending and improving the provision of goods produced to one of the car manufacturers with which the Company operates.

11. EARNINGS PER SHARE

Net income per share (basic and diluted) is calculated by dividing net income for each period allocable to common shares by the weighted average of outstanding common shares during the same periods. No transactions involving shares of common stock or possible shares of common stock have been performed as from the end of the related year through the issuance of these financial statements.

12. FOREIGN INVESTOR INFORMATION SYSTEM

These financial statements have been prepared in accordance with the regulations on foreign investors information system established by the CNV in Resolution No. 368, as amended, Chapter XXIII, Exhibit III; and based on the above, they are in conformity with professional accounting standards effective in Argentina. The effects of differences between professional accounting standards effective in Argentina and those effective in other countries where these financial statements may be used have not been quantified.

13. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follows accounting principles that conform with the CNV regulations.

Translation into English – originally issued in Spanish

MIRGOR S.A.C.I.F.I.A.

EXHIBIT "C"

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES AND INTEREST IN ANOTHER COMPANY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

(Figures stated in Argentine pesos - Note 1.b)

	2007				
Name and characteristics of securities	**Face value**	**Amounts**	**Cost value**	**Value obtained by the equity method**	**Book value**
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates					
INTERCLIMA S.A.	1	11,996	8,815,917	38,864,373	38,864,373
CAPDO S.A.	1	6,650,000	7,792,470	7,599,354	7,599,354
Total noncurrent investments					46,463,727

	2007						2006
	Information on the issuer						
		Last financial statements issued					
Name and characteristics of securities	**Main business activity**	**Date**	**Capital**	**Income (loss) for the period**	**Shareholders' equity**	**Equity interest %**	**Book value**
Noncurrent investments: Companies under section 33, Law No. 19,550 - Subsidiaries and affiliates							
INTERCLIMA S.A.	Manufacturing of autoparts and exchangers for air conditioning and heating systems	09/30/07	12,000	7,225,004	43,718,351	99.97%	32,178,801
CAPDO S.A.	Real estate broker	09/30/07	7,000,000	334,094	6,724,029	95.00%	7,297,390
Total noncurrent investments							39,476,191

END